SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 7, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

sabesp

Balanço 2009

Diretoria Econômica-Financeira - F

Superintendência de Contabilidade - FC

Message from the CEO

SABESP took import steps in 2009 in its mission to “to render sanitation services, contributing for a better life and environmental quality”. We prioritize five work fronts.

The first was investment acceleration aiming universal services. In 2009, SABESP invested R$1.8 billion, a record level in the past ten years. The investment made in 2007-2009 was approximately R$4.5 billion, more than double the investment made in 2003-2005.

The investments made improved the quality of living of the population. We made roughly 201,000 new water connections and 184,000 new sewage connections. As a result, currently sewage collection increased to 80% and sewage treatment reached 74%. In 2007 2009, we started to treat the sewage to additionally 3 million people. We estimate that by the end of 2010, this number increases to 3.4 million people, a figure close to the entire population of Uruguay.

In addition to increase our investment, there was a visible improvement in project management. Investment acceleration was made using structuring programs, which facilitate planning and funds raising. We have enhanced project management with the use of a methodology based on the concepts and best practices of the Project Management Institute (PMI), one of the largest project management development centers in the world. Additionally, we created a streamlined structure, named Investment Executive Group (GEI).

The highlight is the Northern Coast Clean Wave Program (Onda Limpa Baixada Santista), which will increase sewage collection from 54 to 95%, and treat all collected wastewater. Investments in this program will total R$1.4 billion by 2011.

Four programs in the São Paulo Metropolitan Region should be specially highlighted. Firstly, Tietê Project, which second phase was completed in 2008, increasing sewage collection in the São Paulo Metropolitan Region from 80% to 84%, and treatment from 62% to 70%. Project continuity is ensured by the approval of a US$600 million loan from the IADB for the project’s Phase 3. This will allow increasing collection in the São Paulo Metropolitan Region to 87% and treatment to 84% by 2015. Secondly, the Metropolitan Water Program, with the confirmation of the first big investment under a public private partnership in the High Tietê Water Producing System, increasing water treatment capacity from 10 to 15 cubic meters per second. Thirdly, Program Vida Nova(New Life), focused on the conservation of watersheds, in particular around the Guarapiranga and Billings dams. Finally, Clean Stream Program (Córrego Limpo), which permitted decontaminating 42 streams in the city of São Paulo during stage 1, and will reach 58 streams by the end of 2010.

We prioritized the Water Loss Reduction Program as it should. In 2009, the loss to revenue ratio decreased to 26%. The goal for 2010 is to reduce loss ratio to 24%, a decrease of 8 percentage points over 2006, when losses reached 32%. If we reach this goal, in the 2007 2010 we will increase water supply capacity by 1.7 million inhabitants, equivalent to the population of Campinas and Osasco together, without the need to find new watersheds, and incurred in the related power and material costs.

The second work front was ensuring contract and market security, comprising the renewal of existing agreements and ensure closer cooperation with the city governments.

In fact, the universal sanitation services goal requires actions in the municipalities in addition to our investments. It is necessary that each party’s efforts be complementary. A municipal government can work to clear irregularly occupied, invaded and environmental preservation areas, eliminate unauthorized connections and make the connection to the sewage system mandatory, detect illegal sewage, etc.

During the year several city councils approved 40 authorization acts, including in the City of São Paulo. In 2009, we entered into 14 agreements, added to the 174 agreements entered into since 2007. By January 2010, 30 authorization acts had been approved that, in brief, permit the provision of sanitation services.

The third work front was build up sound pillars of economic and financial sustainability, to increase investment capacity and, therefore, the ability to serve better our customers. Note, to this regard, the R$1.4 billion net revenue obtained in 2009, the highest ever nominal net revenue in our history.

To ensure our economic and financial soundness, we have been working to obtain efficiency and productivity gains. One of the most important actions in this sense is the mentioned water loss reduction program. Note also the increase in productivity, from 684 connections by employee in 2006 to 837 connections by employee in 2009, a considerable 22% increase.

To reach these gains, we have made significant efforts in cutting costs, optimizing the asset base, and improving our financing structure. The reduction in personnel, telecommunications, electric power, and treatment material costs, among other, represent savings of approximately R$180 million in the 2010 budget. More than this, they create a continuous cost efficiency and control culture, which is crucial for a secure growth path. As part of the asset base reduction efforts, in 2009 we sold nonoperating properties worth R$27 million. As regards funds raising, the need for more funds to finance increased investments was covered together with an estimated two percentage point reduction in the average interest rate paid and an increase in the share of Government and multilateral funding. These funds bear lower interest rates, have longer terms, and are, therefore, more appropriate for the type of projects developed by SABESP.

We also progressed in the elimination of outstanding financial items, with the settlement of water and sewage bills owed by the State and the cities. There was equal progress in the actions taken to reduce water supply debts with wholesale municipalities.

Our financial soundness is confirmed by the increase in our rating awarded by Standard and Poors S&P, a sign of our capacity to honor our financial obligations. Additionally, SABESP is for the third consecutive year part of the Sustainability Index portfolio of the São Paulo Mercantile and Stock Exchange (BM&F Bovespa).

The fourth work front consisted on the corporate modernization process. In 2009, we worked intensely to renew our staff. We conducted an eight year comprehensive public contest to hire 1,771 new employees. To ensure new talents succeed current leads, we prepared a succession and career plan within SABESP, including special training consisting of MBA classes, language courses, and a mentoring program. Additionally, we started the scaled termination of retired, in compliance with a Public Prosecution Office resolution. With a headcount formed by staff that passed the public contest and trained and qualified new talent, we are ready to face the coming challenges and enter new markets and industries.

In the same line, it is important to emphasize the continuity of the pioneering implantation in a state owned company of the Value Added Management (VAM) model, which is crucial to steer the actions related to the optimization our asset base and improve the quality of investments, to strengthen SABESP and its long term sustainability.

Enhancing the corporate governance practices is also one of our priorities. Our Code of Ethics and Conduct of Company was widely disseminated, with a Q&A section, and practical examples to facilitate their understanding by our personnel. In order to consolidate the companywide implementation of strategic risk management, we formalized the formation of a Risk Committee.

The fifth work front was the Company’s strategic repositioning in view of the challenges of the new regulatory framework and the Company’s expectations as regards the water and waste services and the environmental conservation. After the creation of the environment and environmental management function in 2007 and the regulatory affairs function in 2008, we formalize the new businesses function in 2009.

The last one is devoted to ensuring the return on existing assets and developing environmentally sustainable solutions. Note, to this regard, that the publication in 2009 of the first bidding process for the concession to private sector companies of the right to exploit the energy potential of the Guaraú and Vertedouro Cascata Water Treatment Plants, by building small hydropower plants (SHPs).

Additionally, there was progress in the execution of arrangements and agreements. Domestically, we highlight the first loss reduction technology transfer agreement with Companhia de Saneamento de Alagoas – CASAL, and the technical cooperation agreements with Agbar from Barcelona, Mekorot from Israel, CAESB from Brasília, and CASAN from Santa Catarina.

Internationally, the consortium formed by SABESP and Latin Consult won the international bidding held by Instituto de Acueductos y Alcantarillados Nacionales (IDAAN), with the support of the Inter American Development Bank (IADB). This consortium will operate as consultant in a rational water use program and the implementation of a new commercial and operational management model in the central provinces of Panama.

In 2009, we progressed in actions to mitigate the impact of climate change by planting 582,000 trees, and reducing by 2.3% specific power consumption by cubic meter of water supplied. We also expanded partnering projects, such as the collection of frying oil in ten other cities, and the forestation of areas around company facilities, in 13 of our business units. In the environmental management area, we highlight the implementation of more detailed environmental clauses in supplier contracts, and the retaining of a consultant to implement an environmental accounting and balance sheet system.

After creating three new functions, the challenge for 2010 is strengthening the research, development & innovation (RD&I) function. The objective is to increase our efficiency and competitiveness. This area’s highlight was the cooperation agreement with the São Paulo State Research Support Foundation (FAPESP), which provides for joint investments totaling R$50 million, over a five year period, to fund research in water and waste areas.

As part of our concern for the quality of living of our employees, we implemented a partnership program with the community focused on cultural and sports activities. Also, SABESP was the first state owned company and the second company in general to receive the Tobacco Free Environment Gold Seal.

We opened the new Call Center, resulting from our concern to improve customer service, which will serve 10 million people, in the 328 municipalities in the countryside where we operate.

2009 was a year of great economic hardships, nationally and internationally. Despite the adverse scenario, we managed to maintain the level of investments. The goal for 2010 is to increase our investments by R$1.8 billion. This will require maintaining the cost cutting program, the optimization our asset base, decreasing even further the revenue loss ratio by utilizing existing assets, and finding new partners.

SABESP is in the right path to materialize our strategic vision of universal sanitation services in all the areas were we operate. In line with the guidelines of Governor José Serra administration, we have contributed for the economic and environmental development of the State of São Paulo, following best corporate governance practices.

Gesner Oliveira

CEO

SABESP

SABESP provides sanitation services to 366 of the 645 municipalities in the State of São Paulo, supplies water on wholesale¹ to six municipalities1 and treats sewage in five of them, serving, directly or indirectly, over 26 million people, 67% of the State urban population.

SABESP is a mixed capital Company and our main shareholder is the São Paulo State Government. SABESP went public in 1994, 100% of our shares are common shares, and in 2002 we became the first mixed capital Company to join the BM&FBovespa’s Novo Mercado (New Market), the highest corporate governance level segment in Brazil. In the same year, we became a Securities and Exchange Commission (SEC) registrant, and our shares started to be traded in the New York Stock Exchange (“NYSE”), in the form of Level III American Depositary Receipts (“ADRs”). In 2007, we were included in the BM&FBovespa’s Corporate Sustainability Index (ISE), a portfolio that includes only companies that have a high level of commitment to sustainability and social responsibility, and we are until today the only water and waste company part of this index.

We are the biggest water and sewage service provider in the Americas and the fifth largest in the world based on the number of customer, according to the 11th issue of the Pinsent Masons Water Yearbook. Our economic value and our environmental and social importance are recognized in Brazil and abroad. We were included in the Global Pact, a UN initiative that gathers the largest voluntary social responsibility groups in the world.

In addition to providing basic sanitation services in the State of São Paulo, we can also provide these services in other countries and operate in the urban rainwater management and drainage services, urban cleaning services, solid waste management services and related activities, including the planning, operation, maintenance and commercialization of energy, The broadening of our geographic and technical market creates development, qualification opportunities, adding new technologies, and increasing revenue.

Our focus, described in our Mission and our Vision, is provide universal sanitation services in the region were we operate, and contribute to the social, environmental, and economic development of the region.

1 Municipalities served on wholesale are those where we only provide part of the services that form the entire sanitation cycle. Treated water is sold on wholesale and the City is responsible for its distribution. In case of sewage, the city collects wastewater and we treat it.

Table 1 – SABESP's Mission and Vision
Table 1 – Mission and Vision sharpen the focus and facilitate the communication
Mission	“Provide water & sewage services, contributing for a better life and environment quality”
Vision

“In 2018
To be recognized as the company that has universal water & sewage, within its area of operation and focusing the customer, in a competitive and sustainable way, with excellence in environmental solutions"

Currently, 125 municipalities served by SABESP already have universal water and sewage services. To reach every household and industry in the municipalities where we operate in the State of São Paulo by 2018, in 2008 we doubled the annual investment volume and we are working to maintain this level in the coming years.

In addition, we are expanding our environmental solutions platform, offered to large customers that want to utilize SABESP’s knowledge and technology for rational water use and appropriate sewage disposal, thus contributing for the preservation of the environment.

Our mission and vision are fully aligned with our ethical values: respect for society and the customer, respect for the environment, integrity, competence, and citizenship.

These values guide the work of our 15,103 employees, working all over the State of São Paulo, and their focus and dedication of these employees have been recognized by SABESP. We received many awards in 2009, including:

• Intangibles Award Brazil 2009 – Utilities Industry, granted by the National Federation of the Marketing and Sales Managers Associations of Brazil (FENADVB), for considering SABESP the best manager of own intangible assets (trademark, corporate governance, sustainability, customers, innovation, information technology, talents, corporate knowledge, etc.);

• Metering International Latin America Excellence Award Category Best Advanced Metering Project, granted by Metering Magazine;

• São Paulo Management Quality Award PPQG 2009, granted by the São Paulo Management Excellence Institute (IPEG);

• Época Climate Changes Award, granted by Época magazine, which elected SABESP one of the 20 Climate Change Leading Companies for its environmental policy to reduce greenhouse gases;

• Best Company of Brazil Award Category Utilities, granted by Revista Isto É Dinheiro magazine;

• National Water & waste Quality Award PNQS 2009, granted by the Brazilian Sanitation and Environmental Engineering Association (Abes);

• National Quality Award PNQ 2009 Category Customers, granted by the National Quality Foundation for our management of consumer relations;

• National Quality Award PNQ 2009 Category IGS (Water & waste Innovation Management), granted by the National Quality Foundation for case “Sustainable Partnership Program”, focused on the implementation of a service and product supplier management excellence model;

• Top Environmental Award granted by the Brazilian Association of Sales and Marketing Managers (ADVB), for case Environmental Solutions;

• E Learning Award National Reference to SABESP’s Corporate University by Micropower;

• Top Social granted by the Brazilian Association of Sales and Marketing Managers (ADVB), for case SABESP, in the Path of Sustainability;

• Top HR granted by the Brazilian Association of Sales and Marketing Managers, for case Knowledge Management; and

• São Paulo Diversity Seal granted by the São Paulo State Government.

Table 2 - Indicators Panel

Indicators	Unit	2003	2004	2005	2006	2007	2008	2009
Service
Population with water connection	Tendency to Universal Service (1)
Population with sewage connection	%	77	78	78	78	79	79	80
Population with sewage treatment	%	61	63	61	63	66	72	74
Population served with water	thousand inhab	21,324	22,335	22,570	22,700	22,959	23,162	23,363
Population served with sewage collection	thousand inhab	17,030	18,014	18,326	18,519	18,881	19,198	19,600
Operating
Water connections	thousand	6,044	6,358	6,489	6,609	6,767	6,945	7,118
Sewage connections	thousand	4,462	4,747	4,878	5,002	5,167	5,336	5,520
Water loss	%	33.0	34.0	32.4	31.9	29.5	27.9	26.0
Water produced volume	millions of m³	2,820	2,770	2,830	2,887	2,874	2,853	2,845
Water volume billed to wholesale	millions of m³	346	251	259	263	274	285	288
Water volume billed to retail	millions of m³	1,419	1,441	1,500	1,544	1,573	1,596	1,630
Sewage volume billed	millions of m³	1,110	1,141	1,198	1,246	1,300	1,330	1,373
Number of employees (2)	employees	18,546	17,735	17,448	16,978	16,850	16,649	15,103
Operational Productivity	cnn/employees	566	626	651	684	708	738	837
Financial
Net revenues	millions of R$	4,130.8	4,397.1	4,953.4	5,527.3	5,970.8	6,351.7	6,730.5
EBITDA	millions of R$	2,076.5	1,926.5	2,285.6	2,446.1	2,698.9	2,840.3	2,741.7
EBITDA Margin	%	50.3	43.8	46.1	44.3	45.2	44.7	40.7
Earnings (Profit/Net Loss)	millions of R$	833.3	513.0	865.6	778.9	1,055.3	63.6	1,373.9
(1) 99% or more
(2) number of employees, does not include employees transfered to other government department

CORPORATE MANAGEMENT

In 2009 we took important steps toward our future vision for 2018.

Firstly, the investment volume reached R$1.8 billion, a record level for the last 10 year.

Secondly, we took actions to cut costs and increase efficiency to ensure the economic and financial sustainability of SABESP, and sustain the progress made in the recovery of receivables.

Thirdly, contract and market stability progressed. Throughout the year, 40 authorization acts2 were passed by city councils, including the São Paulo City Council.

Fourthly, we promoted a strategic repositioning in view of the new regulatory framework. We created an environmental function in 2007, a regulatory affairs function in 2008, and a new business function in 2009. The challenge for 2010 is to progress in the creation of a Research, Development & Innovation (RD&I) function.

Fifthly, the modernization of management is evolving within SABESP. We should highlight the qualification of our staff, with the first comprehensive public contest since 2001, the stated of the implementation of TAC3 to dismiss employees already retired by Social Security (INSS) and the preparation of a succession and career plan to train our new leads for the coming decade.

Investment Acceleration toward Universal Services

In 2009, we invested R$1.8 billion, approximately 11% above the initially budgeted investments.

 Table 3: Investment History

Note: 2003 –  does not include the transfer of sanitation services of the City of São Bernardo do Campo (R$415 million)
  2008 & 2009  does not include commitments assumed regarding the program contracts (R$253 million and R$18 million, respectively)

_______________________________
2 An authorization act is a permit granted by the City Councils to the Mayor authorizing the City to enter into an agreement, under predefined terms and conditions.

3 Conduct Adjustment Term entered into with the State Public Prosecution Office.

The table below shows the investments made in 2009 by region:

Table 4: Breakdown of Investments Made in 2009

	Water	Sewage	Total
São Paulo Metropolitan Region	506.2	237.5	743.7
Regional Systems (coastal and countryside)	350.7	740.0	1,090.7
Total	856.9	977.5	1,834.4
2009 – does not include commitments assumed regarding the program contracts (R$ 18 milhões)

In  2009, we completed the first investments funded by private sector capital, under a public private partnership and asset leases. These funding models allow us to access funds and accelerate investments.

Also in 2009, we completed approximately 201,000 new water connections and 184,000 sewage connections, the water supply service ratio remained at the universal service level, and sewage collection increase to 80%, and the sewage treatment ratio reached 74%. Approximately 23.4 million people receive water directly in their households (if we include the population of the cities that buy water on a wholesale from SABESP, this figure increases to over 26 million). At the same time, 19.6 million people have their sewage collected by us, and we treated the sewage generated by 14.4 million people.

The table below shows the 2009 results of operations and the summary of operational goals for2009 2018:

Table 5 Actual 2009 and 2009 2018 Goals

	Realized			Goals
	2009	2009	2010	2011	2012	2013	2018
Water Supply			Tendency to Universal service
Sewage Collection (%)	80	80	81	82	83	85	90
Sewage Treatment (%)	74	74	78	81	84	88	100
New Water Connections (thousands)	201	159	158	149	159	159	787*
New Sewage Connections (thousands)	184	160	225	179	167	154	915*
Water Loss (%)	26	26	24	22	21	20	14
* 2014 2018 accumulated goal

Table 6 Water and sewage connections completed and population served

		São Paulo	Regional Systems
		Metropolitan	(coastal and	Total
		Region	countryside)
	# of new connections (1)	130.1	70.8	200.9
Water	Population served (2)	380	180	560
	# of new connections (1)	112.9	71.2	184.1
Sewage	Population served (2)	470	220	690
(1) In thousands of units
(2) In thousands of habitants

Structuring programs

Investment acceleration was made using structuring programs, which facilitate planning and funds raising.

Clean Wave Program

Clean Wave Program will increase from 54 to 95% the sewage collection rate, and ensure the treatment of all sewage collected in Santos, São Vicente, Praia Grande, Guarujá, Itanhaém, Peruíbe, Mongaguá, Cubatão and Bertioga, benefiting approximately 3 million people (resident and seasonal population).

The program focuses on the decontamination of rivers and canals, which will improve swimming conditions on 82 beaches in the region, promoting tourism, job creation, and income generation in the Santos municipalities comprising the Baixada Santista metropolitan region. Additionally, it will reduce the number of hospital and clinic admissions due to water transmitted diseases, and the overall mortality rates, in particular the infant mortality rate.

Total investment to be made is R$1.4 billion through 2011. Total invested in the program by December 2009 was approximately R$960 million, equivalent to 67% of the works required.

Northern Coast Clean Wave Program

The program’s goal is to expand sewage system and collection the treatment capacity of sewage collected in São  Paulo State northern, benefiting 600,000 people. The program will increase the region's sewage collection and treatment from 30 to 85%, improving the population’s health and wellbeing, and boosting economic development while increasing the region’s tourism.

Total investment in the program will amount to R$385 million by 2015.

Coastal water Program

The objective of the program is to increase production capacity, ensuring the supply of treated water to all municipalities served by SABESP on the coastal of São Paulo and eliminate discontinuous supply, especially during the summer. Approximately four million people will benefit, including and resident and seasonal population.

By 2013, we expect to invest R$1.1 billion in production expansion, treated water quality improvement, treated water transmission and storage capacity, distribution system expansion, and the increase in the number of household connections.

Tietê Project

The Tietê Project is focused on improving better water quality in the Tietê River Basin, São Paulo Metropolitan Region, by expanding the sewage collection and treatment infrastructure. The project was initiated in 1992 and involves investments in the range of US$2.5 billion, divided throughout 23 years.

The first two stages of the program increased sewage collection in the São Paulo Metro Region from 70 to 84%, and sewage treatment leaped from 24 to 70%. These steps allowed reducing pollution in the Tietê river and contamination of the Billings dam watershed.

In 2009, we took important steps toward the third stage of Project Tietê. The objective of this stage is to increase the collection rate to 87% and the treatment rate to 84%. Investments for this stage are estimated at US$1.05 billion.

This Project will benefit approximately 1.5 million people with million people collection and approximately the 3 million people with sewage treatment.

Metropolitan Water Program

This program’s objective is to ensure regular supply of treated water to the São Paulo Metro Region municipalities served by us and the municipalities served on a wholesale,4 increasing water production capacity in the region by 13.2 cubic meters/s by 2014. Total program investments should reach R$2.7 billion over eight years and benefit 18.9 million people.

In 2009, we completed the transmission, storage and dam works. We should also highlight the start, in 2009, of the construction works of the Alto Tietê Public Private Partnership, which has already invested approximately R$126 million. After the works are completed, nominal capacity in the Alto Tietê System will increase to 15m3/s from 10m³/s, with direct benefits to 1.5 million people in the eastern region of the São Paulo Metropolitan Region, including the cities Arujá, Itaquaquecetuba, Poá, Ferraz de Vasconcelos, Suzano, Guarulhos and Mogi das Cruzes, in addition to increase the reliability, flexibility and was availability of the integrated system that supplies the Greater São Paulo.

New Life Program

The New Life Program, which includes the Watersheds Program, among other projects, consists of actions focused on the preservation of the watersheds in the São Paulo Metropolitan Region, especially the watersheds of the Guarapiranga and Billings dams. Its main objective is to recover the water in the reservoirs by organizing settlements around the dams and ensuring water supply to the São Paulo metropolitan region. Most of the funds will be invested in building sewage collection and treatment infrastructure. New Life also includes green area preservation projects and the urbanization of favelas (slums), with a direct benefit to 45,000 families.

_____________________________________
4 Municipalities served on wholesale are those where we only provide part of the services that form the entire sanitation cycle. Treated water is sold on wholesale and the City is responsible for its distribution. In case of sewage, the city collects wastewater and we treat it.

In the whole, the program gathers investments of approximately R$1.2 billion from the São Paulo State Government, cities in the region, and the Federal Government. Our share totals R$300 million.

Clean Stream Program

Developed in association with the Municipal Government of São Paulo, this program focuses the decontamination of urbanstrems, including the improvement of the sewage system, the elimination of sewage discharges in streams and rainwater harvesting systems, cleaning the stream banks and beds, and removing and relocating houses built on stream banks. The Program started in 2007 and its objective is to decontaminate 100 streams, which will cost R$197.1 million, of which R$143.0 million will be defrayed by us. During the Program’s stage 1, completed in March 2009, we performed decontamination actions in 42 streams. The second stage stated right after the first stage and has the objective of cleaning 58 other streams by the end of 2010.

During stage 2, R$118.7 million more will be invested.

Corporate Water Loss Reduction Program

The program’s objective is to reduce the loss rate to 13% by 2019, a level consistent with international standards.

Budgeted investments from 2009 2019 total R$3.4 billion, which will be used especially in the replacement of water mains and service pipes, compartmentalization (reducing water pressure), and replacement of water meters.

In 2009, we invested approximately R$261 million in this program and the loss rate decreased to 26.0%(Dec 2009) from 27.9% (Dec 2008), a level significantly lower than the national average of 40%.

Countryside Investment Programs

The main investments in 2009 in the State countryside region were as follows: (i) the final stage of the universal sanitation service works in Presidente Prudente; (ii) the significant progress in the São José dos Campos and Taubaté Tremembé sewage system construction works; (iii) the structuring of an asset lease or the new Water Production System in Franca and the São José dos Campos Sewage Diversion and Treatment System, and the Campos do Jordão Sewage Diversion and Treatment System; and (iv) the completion of the sewage treatment plants in several municipalities, such as Monte Aprazível, Hortolândia, Caçapava, etc.

Economic and Financial Sustainability

The maintenance of a high level of investments was accompanied by cost cutting, revenue increase, asset base optimization, improvement of credit profile and funds raising increasing steps, as well as resolving past due receivables with wholesale municipalities5 and the São Paulo State Government (GESP).

Cost cutting is indispensable at a time the water and waste industry is becoming more competitive and pressure for increasing expenses are also materializing due to new environmental, regulatory, and service quality standard requirements.

_______________________________________
5 Wholesale municipalities are those where we only provide part of the services that form the entire sanitation cycle. Treated water is sold on wholesale and the City is responsible for its distribution. In case of sewage, the city collects wastewater and we treat it.

When we implement in 2010 the adjustment to 2009 expenses through the renegotiation of contracts, review of benchmark pricing, resource optimization, and other steps in several areas such as telecommunications, power, treatment materials and bank collection fees, the potential reduction may reach R$180 million and represent an efficiency and competitiveness gain for SABESP.

The efforts to ensure long term revenues from large consumers, through SABESP’s environmental solutions program, have already had a positive impact. The 159 loyalty contracts (firm demand) entered into in 2009 guarantee annual revenue of R$196 million. Another example is the Non Domestic Sewage (END) collection program, through which we receive industrial sewage and that generated R$125 million in revenue for 2009.

As regards assets reduction, we have structured an asset optimization program whose purposes are (i) sell nonoperating and unused areas and (ii) optimize operating areas, according to actual needs and the purposes for which they are intended. The focus of this work is on reducing the asset base and generate cash. Disposal in 2009 generated proceeds of R$27 million.

As regards funds raising, despite the credit crisis, in 2009 we raised R$1 billion with IADB and BNDES to finance our investment plan and R$900 million to rollover our debts. Even though 2009 was marked by the lowering of many companies’ ratings, our economic and financial soundness was acknowledged. The risk rating agency Standard and Poors S&P increase our rating to “BB” from “BB ” and the Brazilian scale rating to “brAA ” from “brA+”.

Another highlight in 2009 was the filing with the Pension Fund Authority of a proposal for the settlement of Sabesprev’s project deficit, in an effort to resolve a ten year dispute.

Agreement with the São Paulo State Government (GESP)

2009 is the year where we made considerable advance in our relations with the São Paulo State Government As follows:

i. Elimination of State Government’s practice of water and sewage bill default. The ratio of paid bill increased to 97.6% in 2009 from 90.7% in 2008;

ii. Late 2008, SABESP and the State Government reached an agreement for the reimbursement of R$915 million, i.e., approximately two thirds of total receivables related to the pensions and survivors’ pensions recognized in our financial statements. This amount was divided into installments that the State Government is regularly paying and represents cash inflows of R$27.5 million for SABESP since the agreement was executed. In addition, the State Government also assumed part of the monthly outflows of payments to beneficiaries (pensioners and survivors). This has allowed us to reimburse R$91.2 million since the agreement was executed late 2008. This represents approximately 48.9% of the total paid by us as pensions and survivors’ pensions. The agreement reached has allowed us to receive more than R$118.7 million since the end of 2008.

Negotiations with Wholesale Municipalities

In 2009, there was progress in the steps taken to water supply debts of wholesale municipalities. These steps included:

a) We received under the claims filed against the Guarulhos water and waste authority (Serviço Autônomo de Água e Esgoto de Guarulhos – SAAE) approximately R$38 million related to water bills issued and unpaid bonds issued to pay court ordered debts;

b) We obtained an important favorable decision requiring the City of Santo André and the municipal water and waste authority (Serviço Municipal de Saneamento Ambiental de Santo André – SEMASA) to include in their budgets the full amounts owed to SABESP; and

c) Extrajudicial negotiation initiatives with the wholesale to settle their debts to SABESP:

• We reschedule a debt of approximately R$8.5 million of the Mogi das Cruzes water and waste authority (Serviço Municipal de Água e Esgotos de Mogi das Cruzes – SEMAE), which is regularly paying SABESP. In addition, we initiated negotiations to create a SABESP SEMAE joint venture that will operate the city’s sewage system.

• There was considerable progress in the negotiations with the City of Diadema and the Diadema water and waste authority (Companhia de Saneamento de Diadema – SANED) for the creation of a SABESP City of Diadema water and waste joint venture. We expected to complete these negotiations in 2010 and settling all the debts of the City of Diadema currently being collected in courts.

Market Consolidation and Contractual Stability

During 2009, we entered into 14 contracts and several city councils approved 40 acts that authorize municipal governments to enter into contracts with us. The highlight was the authorization act passed by the São Paulo City Council in June. Thirty nine other authorization acts were enacted by the countryside cities councils. By the end of 2009, 202 authorization acts had been approved, which allowed entering into 174 contracts.

In December 2008, we entered into a contract for collecting and treating 20% of the sewage generated in the city of Guarulhos. Our total revenue over this contract’s five year term will increase by approximately R$58 million. In 2009, we made progress in the negotiation for sewage collection and treatment in the municipality’s central region, which we expect to complete in 2010.

The great challenge for 2010 is the contract between the State of São Paulo and the City of São Paulo, which is singlehandedly responsible for more than half our total revenue.

Repositioning in View of the New Regulatory Framework

The implementation of a regulatory framework for the water and waste industry (Federal Law nº 11.445/07) and the creation of the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP) radically change the regulatory environment where we operate, increasing competition in the industry, creating new changes and new opportunities for SABESP.

In addition, we have increasing expectations in relation to the water and waste and environmental preservation services, which require more investments, agility and innovation. To adjust SABESP to this new scenario, we have scheduled actions around four modernization pillars.

Environmental solutions

The Sabesp Environmental Solutions program consists of a platform of products and services offered to achieve customer loyalty and broaden our large customer base. By using our new services, customers benefit from our expertise and technology in sustainability, environmental preservation and water resources management areas. Therefore, we have been increasing, for example, our competitive capacity in the segments the most targeted by alternative water suppliers. The main results for 2009 are as follows:

• Loyalty Contracts: Under a take or pay contract with SABESP, companies are entitled differentiated rates and consumption management systems, thus, cutting their costs. Companies may also count on a distinctive assistance and supply guarantees. In 2009, we entered into 56 new contracts which when added to the 103 existing contracts generate revenue of R$196 million/year.

• Non Domestic Sewage (END): one of our greatest concerns is the final destination of industrial sewage. To meet this need, we are prepared to receive and treat non domestic sewage. In 2009, we collected 16.9 million cubic meters of sewage, generating revenue of R$125 million.

• Program for the Rational Use of Water (PURA): a Program steered specifically for the State Departments and the Municipal Governments classified as public use, the solutions to reduce water consumption involve a number of actions, such as leak detection and repair, replacement of conventional equipment by water saving equipment, studies for water reuse, and educational lectures. In 2009, 644 public schools in the city of São Paulo joined the program, generating savings of 70 million liters of water per month (an average monthly reduction of 37%). 504 of these 644 schools have also entered into a Tariff Agreement for Public Entities, under which water and or sewage tariffs are 75% of the tariff charged to other public sector entities that do not have this type of agreement. To maintain eligibility to the benefit, the entity must have saved at least 10% of the water consumption and maintain this level of consumption.

• Reused water: treated sewage that can be used for used in equipment cooling, manufacturing processes, and in other non potable uses. The use of reused water helps broadening water offering for public supply and preserves the environment. Our reclaimed water production process is certified by ISO 9001/2000 quality management system in conformity with strict quality standards. Currently, our largest customers are Coats Corrente and Santher, which use reused water in manufacturing, and the City of São Paulo, which uses it in street and monument cleansing, garden irrigation, and unclogging rainwater harvesting systems. Annual revenue from reclaimed water reached R$ 182.4 thousand.

• Individualized water metering in condominiums: In 2008, we launched a technology that allows measuring separately the individual consumption of each apartment. Named “individual water metering”, the new technology meets an old request of many condominiums and may become an important economic incentive to rational water use. Individualized water metering can be purchased by any residential or commercial condominium in any municipality where we currently operate in the State of São Paulo. The model developed by ProAcqua, a partnership between SABESP and Cediplac, uses cutting edge technology that installs a concentrator developed exclusively for SABESP that allows distant reading and supply cut.

• Telemeter: this service allows web based tracking consumption registered in the water meter, in real time. Consumption history is presented in graphs according to the period requested by the custumer. Additionally, the system can send warning flags about leaks and consumption peaks, via e mail and cell phone messages. Real time consumption management results in faster decision making, increasing the logistics efficiency of required responses, while reducing water waste. In aggregate, since 2007 approximately 2,900 already use our Telemeters.

Regulatory affairs

After structuring the Regulatory Affairs function in 2008, when we created a related Department and Committee, during 2009 we started to implement best regulation practices and disseminate a regulatory culture at SABESP.

There was considerable progress in terms of the challenges raised by the new regulatory framework, through the relations between the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP) and SABESP.

The highlights for 2009 were as follows:

• Freedom to negotiate with large customers: After preparing a technical study and several discussions with ARSESP, we were authorized to negotiate prices with large customers, above 500 m³/month, under specific contracts. This freedom is crucial to ensure we remain competitive in this market segment, where we face the competition of artesian wells, customized solutions, and water distribution using water trucks.

Tariff revision: In 2009, ARSESP proceeded with the revision process of the tariff criteria used and issued on July 22 a Technical Note on the Tariff Revision Process Methodology. On August 12, 2009, ARSESP informed us that the methodology adjustment will continue to be studied to be enhanced, and will be applied at the time of the tariff revision, in a process that should be completed in 2011.

According to the regulator, this future Tariff Revision will be steered to:

• Set the initial framework of periodic Tariff Revisions for all municipalities with a Program Contract entered into with SABESP, and receiving services regulated by ARSESP;

• Discuss once again all the criteria adopted to determine the cost of services, the tariff framework, the grant policy, etc.;

• Create a methodology, standards and procedures for future revisions and adjustments;

• Ensure the broad involvement of stakeholders, namely: the cities, the concessionaires, consumers, investors, etc.

• Regulatory standards: in 2009, ARSESP issued two important regulations. The first was the infringement and penalty regulation for water and waste service providers. The regulation basically sets out the penalty system and the amounts of fins to be imposed to the concessionaires in case of noncompliance with prevailing standards and legislations. The regulation preparation process involved public consultations, and we contributed with several inputs. The regulator also issued on November 13, standards that set out the general terms and conditions for the provisions and use of water and waste utility services. This basically addresses the standards that govern the business and operational relationship between utility operators and users.

New businesses

2009 was very important for the New Businesses function, with the creation of a related Department and the signature of several cooperation and partnership agreements:

• Technical cooperation agreement with CAESB, Brasília’s water & waste authority, and CASAN, from Santa Catarina;

• Technology transfer agreement on water loss reduction with CASAL, from Alagoas. This agreement generated new orders to SABESP, and still in 2009 we initiated negotiations with Serviço Autônomo de Belém do Pará SAAEB (Belém water and waste authority) and the City of Toritama, Pernambuco;

• International cooperation agreements with Instituto Costarricense de Acuedutos y Alcantanrillados (AyA), from Costa Rica, Agbar, from Barcelona, and Mekorot, from Israel. These cooperation agreements proved to be quite effective to exchanging experiences and knowledge between different companies, and prospect new joint initiatives.

The increase of our activities abroad was not restricted to cooperation agreements. The consortium formed by SABESP and Latin Consult won the international bidding process held by Instituto de Acueductos y Alcantarillados Nacionales (IDAAN), with the support of the Inter American Development Bank (IADB). This consortium will operate as consultant in a program for the rational use of water and the implementation of a new commercial and operational management model in the central provinces of Panama. The agreement amounts approximately to US$8 million.

The first tender notice for the concession to private sector companies of the right to exploit the energy potential of the Guaraú and Vertedouro Cascata Water Treatment Plants, by building small hydropower plants (SHPs) was published in 2009. These plants will generate approximately 7 MWh – the first time this power model will be applied in Brazil. The bidding process ended with the execution of the contract with the Sevtec/Tecniplan consortium in March 2010, and the project awaits the environmental permit.

As regards Project Aquapolo Ambiental, we also made significant progress with the definition of the main terms and conditions of the contracts to build, together with Foz do Brasil, the largest reused water project in South America. The Project plans to supply up to 1m³/s of reused water to the Quattor Petrochemical Group, with the possibility of extending supply to the other companies in the Capuava Petrochemical Hub, and companies located along the 16.5 km long watermain, that will cross the São Paulo, São Caetano do Sul and Santo André municipalities. We expect completing the negotiations and start construction works in the first half of 2010.

In addition, our entering into new segments has created new demands. In view of the interest shown by some cities, such as São João da Boa Vista, Mogi Mirim and Lins, the New Businesses function conducted several studies and analyses to bring solutions for the disposal of urban solid waste.

RD&I

Three great accomplishments mark 2009 in our Research, Development & Innovation (RD&I) function. The first was the cooperation agreement with the São Paulo State Research Support Foundation (FAPESP) to develop “Joint Technology Innovation Research (PITE)” projects. This partnership provides for investments totaling R$25 million by SABESP and another R$25 million by FAPESP over five years.

In the context of this agreement, in December 2009, FAPESP published a tender invitation for the first round of water and waste research bids, which ill funds totaling R$10 million, R$5 million from SABESP and R$5 million from FAPESP, to be completed in 36 months.

The second accomplishment was the SABESP Creativity Award, which selects and rewards innovating ideas proposed by our employees to improve processes and cut costs. The first edition gathered 730 participants, and we rewarded 64.

The third accomplishment was our integration to the São José dos Campos Technology Center, in which other companies participate. The integration in the Technology Hub will allow us to share and develop technologies and knowledge with companies traditionally involved in research, development, and innovation, thus expanding the possibility of forming technology alliances and prospecting new businesses.

The main challenges of the RD&I function will be to inventory and disseminate existing proprietary technologies, develop an intellectual property protection policy, coordinating technological alliances and cooperation agreements for the development of research within our interests, and help in the making of products that we will be able to sell using technologies developed by us.

Management modernization

We are undergoing a comprehensive human resources restructuring to increase productivity and change our staff’s profile.

After 8 years without a competitive public contest, we held in May 2009 a public contest to fill 1,771 jobs all over the State of São Paulo. We had over 190,000 applicants and among those selected, 379 were already working with us in December 2009. Also in 2009, we started to comply with the Conduct Adjustment Term signed in February 2009 with the Public Prosecution Office, which providers for the termination of INSS retirees.

In 2008 2009, terminations related to the 2% decrease in our headcount, permitted under the collective labor agreement, and the terminations related to the compliance with the TAC6 totaled 1,971 employees. When terminated, retirees are offered outplacement assistance under the Employee and Entrepreneurship Support Program.

The termination of a large number of employees highlights the importance of a corporate strategy to train new talent that can succeed current leads in the future. We have prepared, therefore, a succession and career plan, a structured, continuous training program offered to employees in managerial positions.

Added Value Management (GVA)

In 2009, we continued the implantation of the Value Added Management (VAM) model, which is crucial to steer the actions related to the optimization our asset base and improve the quality of investments, to strengthen SABESP and its long term sustainability.

The challenge for 2010 is to complete the implementation of the VAM in all business units, as part of the preparation of variable compensation proposal, pegged to value generation. The objective is to encourage and reward asset, expense and revenue management improvement efforts.

Tobacco Free Environment Seal

We were awarded the Tobacco Free Environment Gold Seal. We were the first state owned company and the second company in general to receive to receive this seal. To help those interested quit smoking, we paid, through the Employee Recovery and Care Program (Pare), for the treatment of 559 employees, of whom 177 actually quit smoking.

Corporate Governance

The corporate guideline “A proactive behavior in external relations” also sets the broadening of Corporate Governance, which should means a constant challenge for a Company that was the first state owned company in Brazil to join, in April 2002, the BM&FBovespa’s Novo Mercado, and simultaneously listed its shares in the New York Stock Exchange.

6 Conduct Adjustment Term entered into with the State Public Prosecution Office

Governance structure

General Shareholders' Meeting: The highest decision making body, with the power to decide on all businesses conducted by SABESP and take all the actions it considers necessary to ensure SABESP’s protection and development. The shareholders' meeting is responsible for, but not limited to, electing or dismissing the member of the Board of Directors and the Supervisory board. All documents to be analyzed or discussed at a shareholders' meeting are available at our registered office and BM&FBovespa, from the call notice date.

A shareholder can evidence his or her condition as such at any time after the start of a shareholders' meeting, incompliance with the rules set forth in our bylaws social.

Board of Directors: Consists of 13 members with a two year term, and may be reelected. The positions chairperson of the board and president/CEO are filled by two different persons, and any president who is elected a board member cannot be hold the chair. Four of our directors are independent directors, in compliance with the Novo Mercado Listing Regulations, of whom one is elected by the non controlling shareholders. The Company’s bylaws provides for the participation of one representative of the employees in the Board of Directors, with a term of office similar to the other directors.

Audit Committee: The Board of Directors is assisted by an Audit Committee, consisting of three independent directors, of which one is specialized in finance and is the Committee’s Coordinator. The duties and functioning of this Committee are set out in its internal charter, which is available for consultation on our website, in a new version approved by the Board of Directors.

Fiscal Council: The supervisory board is established on permanent basis since our incorporation and currently consists of five members and five alternates, of whom one is the representative of non controlling shareholders.

Executive Committee: The executive committee consists of six members elected for a two year terms, who may be reelected. Officers are elected by the Board of Directors, and one is appointed as the President/CEO. The President/CEO is a member of the Board of Directors.

Governance Executive Departments: They advise on the governance processes, assisting the Chairman of the Board, the Audit Coordinator, the Fiscal Council, and our President/CEO to define meeting agendas, call and conduct the shareholders’ meeting, forward meeting agendas and supporting material, preparing minutes, and interacting with the member of the executive board committee and other management bodies to assist in the enhancement of governance.

Internal Audit: The Internal Audit department is an independent body whose purpose is to assess the completeness, accuracy, effectiveness, and efficiency of processes and information and internal control systems. The Internal Audit department has access to all documents, physical and logical records, system, facilities and individuals involved in the Company’s activities for the proper fulfillment of its duties. The Internal Audit department reports to the President/CEO and its activities are overseen by the Audit Committee.

External Audit: The Company follows the principles that maintain the independence of the external auditor, i.e., the auditor shall not audit his own work, function as client management, or act the client’s advocates. PricewaterhouseCoopers was our independent auditor for the annual period ended December 31, 2009 and they did not provide non audit services during this period.

Management Compensation: According to the Brazilian corporate law, the compensation paid to the members of the board of directors, the fiscal council, and the executive committee is set in aggregate by the Shareholders’ Meeting. The compensation of the members of the board of directors and the executive committee, in2009, including the benefits, totaled R$2.1 million. Additionally, approximately R$0.8 million was paid as bonus.

Code of Ethics and Conduct

Our Code of Ethics and Conduct comprises the main guiding principles of our activities, such as respect for society and the customers, respect for the environment, respect for people, integrity, competence, and citizenship. The Code defines our relationship with our different stakeholders: directors, fiscal council members, officers, employees, customers, suppliers, shareholders, community, and society in general.

In 2009, we issued a manual with illustrative examples to build up awareness and disseminate the Code, which was made available to our employees in several formats. In addition, we restructured the Ethics and Conduct Committee, which is responsible for ensuring the employee’s commitment with the Code and the Code’s continuous relevance, updating, and appropriateness, as well as guiding and suggesting the actions necessary for the companywide disclosure and dissemination of its principles.

Adopting the Code of Ethics and Conduct is crucial for consolidating and expanding our conquered reputation of a socially responsible company.

Whistleblowing Channel

To ensure compliance with the Code of Ethics and Conduct, we have an Ethics Committee and an internal Whistle blowing Channel, as well as a Corporate Accountability Procedure and an Ombudsman Office and a Customer Service that receive external complaints. The internal channel can receive anonymous whistle blowing. The results of the investigations are forwarded to the Audit Committee. Incidents are reported to the Ethics Committee, which takes preventive actions.

In 2009, 172 incidents were reported. The reported incidents were mapped to the Business Units, using an information system, to identify the major incidents. All incidents were investigated according to a specific procedure and the deployment of corrective action. As a result of the preventive actions, we note that in general there is a significant decrease in the number of incidents. This trend was stronger in processes involving suspected fraud in the commercial relationship with customers and cases of misconduct.

Internal Control and Risk Management

In 2009, we continued testing internal controls to maintain the certification that meets the US Sarbanes Oxley Act (SOx), since 2006. These controls cover the procedures that ensure the accuracy of accounting records; the preparation of statutory financial statements; and the proper authorization of transactions related to the purchase, use and disposal of Company assets.

Based on the assessment made, internal controls were considered effective and, therefore, we concluded that the main risks that might impact the financial statements were duly mitigated.

To improve organizational instruments and operational processes, in 2009 we ensured the continuity of performance indicator monitoring, focusing on the identification of critical points that require action to maintain and expand revenue, reduce expenses, and optimize the management of administrative, operational, and construction processes. The Company’s managers proposed Action Plans to improve internal controls, which were reported to the Audit Committee and the Top Management.

Risk Management

The implementation of companywide risk management was also consolidated, by identifying and assessing strategic risks and the main business processes of SABESP. The project also includes the assessment of Fundação de Seguridade Social Sabesprev’s strategic risks.

We are aware that good risk management is important to ensure the continuity of our activities and accomplish our mission: provide water & sewage services, contributing for a better life and environment quality.

Previously, we used to perform various nonstandard risk management actions. In 2009, the process was made official and the management of strategic risks is now under the responsibility of two bodies: i) Risk Committee, consisting of President of SABESP/CEO, as coordinator, and a representative from each executive committee; and ii) the Risk Management Center, which report to Internal Audit. The Committee formally started its activities in January 2010.

Arbitration Clause

We, our shareholders, directors, officers and members of the fiscal council have agreed to solve through arbitration any dispute or controversy among them, whether related to or, in particular, arising from the enforcement, validity, effectiveness, interpretation, violation and effect therefrom of the provisions set forth in Law nº 6.404/76, our Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil, and the Brazilian Securities and Exchange Commission CVM, as well as the other rules applicable to the operation of capital markets in general, in addition to those contained in Novo Mercado Listing Rules, the Novo Mercado Participation Agreement, and the Market Arbitration Chamber Regulation, to be brought before the Market Arbitration Chamber established by BM&FBovespa, in compliance with said Regulation, considering the exception applicable to the unavailable rights.

Economic and Financial Performance

In 2009, we registered solid results, confirming our low exposure to the global crisis that affected the markets in 2008 and 2009. Net income in 2009 was R$1.4 billion, net revenue reached R$6.7 billion, a 6.0% increase compared to prior year, and EBITDA reached R$2.7 billion, a slight setback of 3.5% as compared to 2008.

Table 7: Profit History

2008 net income of R$1.0 billion decreased to R$64 million mainly due to the provision for losses of the disputed amount of the benefits paid by the Company as additional retirement payments and pensions envisaged in Law 4,189/58, in the amount of R$ 409.1 million and the respective actuarial commitment maintained with the beneficiaries, amounting to R$ 535.4 million.

Operating Revenues

Gross operating revenue reached R$7.2 billion, a 5.8% increase as compared to the prior year, as a result of tariff revisions in September 2008 (5.10%) and September 2009 (4.43%), and the 2.1% growth of the water volume billed and the 3.2% increase in sewage billings.

Table 8: Gross Operating Revenue History

Table 9 – Billed water and sewage volume per customer category and per region

WATER AND SEWAGE BILLED VOLUME (1) PER USAGE CUSTOMER CATEGORY million m3
	Water			Sewage			Water + Sewage
	2008	2009	%	2008	2009	%	2008	2009	%
Residential	1,358.7	1,393.1	2.5	1,088.8	1,124.3	3.3	2,447.5	2,517.4	2.9
Commercial	154.0	155.5	1.0	141.8	143.8	1.4	295.8	299.3	1.2
Industrial	35.7	34.4	(3.6)	33.9	34.8	2.7	69.6	69.2	(0.6)
Public	47.1	47.0	(0.2)	38.0	38.6	1.6	85.1	85.6	0.6
Total retail	1,595.5	1,630.0	2.2	1,302.5	1,341.5	3.0	2,898.0	2,971.5	2.5
Wholesale	284.5	288.0	1.2	27.9	31.1	12.0	312.4	319.1	2.1
Reclaimed water	0.2	0.8	-	-	-	-	0.2	0.8	-
Total	1,880.2	1,918.8	2.1	1,330.4	1,372.6	3.2	3,210.6	3,291.4	2.5
(1) Not audited

WATER AND SEWAGE BILLED VOLUME (1) PER REGION million m3
	Water			Sewage			Water + Sewage
	2008	2009	%	2008	2009	%	2008	2009	%
Metropolitan	1,065.9	1,083.9	1.7	887.3	911.1	2.7	1,953.2	1,995.0	2.1
Regional Systems (2)	529.6	546.1	3.1	415.2	430.4	3.7	944.8	976.5	3.4
Total retail	1,595.5	1,630.0	2.2	1,302.5	1,341.5	3.0	2,898.0	2,971.5	2.5
Wholesale	284.5	288.0	1.2	27.9	31.1	11.5	312.4	319.1	2.1
Reclaimed water	0.2	0.8	-	-	-	-	0.2	0.8	-
Total	1,880.2	1,918.8	2.1	1,330.4	1,372.6	3.2	3,210.6	3,291.4	2.5
(1) Not audited
(2) Comprised by coastal and country side regions

Net operating revenue reached R$6.7 billion, a 6.0% increase compared to 2008.

Table 10: Net Operating Revenue History

Operating Income

Income as measured by EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) was of R$2.7 billion and EBITDA margin was 40.7%.

The EBITDA margin was impacted by some extraordinary events, mainly including the accrual for termination of retirees under the TAC.7 If we disregard this accrual, the EBITDA margin would be 42.9%.

Table 11: EBITDA History

7 Conduct Adjustment Term entered into with the State Public Prosecution Office

Indebtedness Analysis

In 2009, we incurred new debt, totaling R$2,239 million, and amortized R$1,896 million. Due to the amortizations and in particular the appreciation of the Brazilian real in relation to the US dollar, the net balance was a R$305 million decrease in total indebtedness.

Net debt at yearend was R$5,790.6 million, a 7.3% down as compared to 2008. At the end of 2009, foreign currency denominated debt was 26.6% of total debts, against 33.2% in 2008, of which 70.2% was owed to multilateral agencies against 69.5% in 2008. Despite the new borrowings that we have incurred to fund the investment program and the need to refinance debts, in 2009 the Net Debt to EBITDA ratio was 2.1 times, the same ratio of 2008.

Sources of Funds
Debt securities

In December 2009, we conducted the 4th Issue of Promissory Notes, totaling R$900 million, maturing in May 2010, whose proceeds were used to fully redeem the 3rd Issue Promissory Notes, totaling R$600 million, and reinforce cash.

On February 22, 2010 we filed with ANDIMA (National Association of Financial and Capital Market Institutions) for prior analysis the registration of the public offering of the 11th Issue of Debentures totaling R$900 million, in two series, where series 1 totals R$600 million and matures in five years, and series 2 totals R$300 million and matures in three years.

Loans and financing

We are in an advance negotiation and closing stage of the following financing lines that will make the programs of our Multiannual Investment Plan feasible:

InterAmerican Development Bank (IADB)

We are negotiating with the IADB a US$600 million financing line for the 3rd phase of Tietê Project. Our counterpart funding will be US$200.0 million, totaling an investment of US$800.0 million. We expect closing the deal in the first half of 2010.

International Reconstruction and Development Bank (IRDB)

In 2009, we closed with the IRDB a financing line for the Watersheds Program, which integrates the New Live Program. The Watersheds Program has the involvement of the State and several municipalities in addition to SABESP, and its general coordinator is the State Department of Sanitation and Energy. The Program’s investments amount to approximately US$281.8 million and we will have the largest share, U$125 million, out of which US$100 million is financed and US$25 million is our counterpart funding.

Japan International Cooperation Agency (JICA)8

We are negotiating with JICA new financing lines for three programs, as summarized below:

8 Since October 1, 2008, the Japan International Cooperation Agency (JICA) merged the Official Assistance for the Development (AOD) lending operations of the Japan Bank for International Cooperation (JBIC).

• Clean Wave Program – Stage 2: financing complementary to the agreement entered into with JICA in 2004. The estimated financing amount is approximately US$190.0 million and funds will be used to perform the works and services in the Santos Metropolitan Region.

• Pro Billings Program: Part of the New Life Program, this program will be performed in the Billings Dam area, in São Bernardo do Campo. The estimated amount for the Program is of US$123 million, of which US$61.5 million is financed and US$61.5 million is our counterpart funding. We expect closing the deal in the first half of 2010.

• Water Loss Reduction Program – Stage 2: The estimated amount for this stage is US$572.0 million, of which US$366.0 million is financed and US$206.0 is our counterpart funding. The current stage of negotiations still does not allow us to estimate when the deal will be closed.

In addition to these negotiations, we also have with JICA a financing agreement—entered into with the Japan Bank for International Cooperation (JBIC) in 2004—totaling ¥ 21,320 million, to perform the Clean Wave Program, whose disbursements ended in 2009.

Caixa Econômica Federal  CEF

In 2009, we entered into a financing agreement for the construction of a landfill in the municipality of São João da Boa Vista. Total investment is R$8.5 million, of R$8.1 million is financed and R$424,000 is our counterpart funding.

We are negotiating with CEF the issue of public securities (debentures) to raise funds for the Water & Waste Portfolio of the Severance pay Fund (FGTS). The funds should be used to finance part of the Investment Plan. Total issuance should reach R$500.0 million and our counterpart funding will be US$50.0 million, totaling an investment of US$550.0 million.

National Bank for Economic and Social Development (BNDES)

In 2009, we filed with BNDES a simple debenture subscription agreement for private placement. The funds will be used for the following projects: Loss Reduction Program – Stage 1; Rio Grande Water Treatment Plant; North Shore; Vale do Paraíba and Mantiqueira and Bacia do Piracicaba, Capivari, and Jundiaí. The debentures will be subscribed in three issuances, each of which amounting to R$275.4 million, totaling R$826.1 million. The 1st Issue was conducted in December 2009, and the 2nd and 3rd issues are scheduled for 2010 and 2011, respectively.

Early 2010, we entered into with BNDES a financing agreement for the Clean Wave Program – Stage 2. The financing amount is approximately US$294.0 million and funds will be used to perform the works and services in the Santos Metropolitan Region.

Stock Market

In a year of recovering share prices, our share trade on BM&FBovespa closed 2009 quoted at R$34.38, a 23.8% appreciation as compared to the end of 2008. The financial volume and the trading in our shares totaled R$2.5 billion in 2009 and an average daily trading 28% higher than in 2008 with 1,082 trades per day on average, and our papers were traded in all trading sessions.

Our market value in the end of 2009 was of R$7.8 billion, or 74% of the recorded shareholders' equity.

The quotation of our American Depositary Receipts (ADRs) appreciated by 62% and closed at US$39.12, and financial volume traded on the NYSE in 2009 was US$2.5 billion.

Table 12 – Ownership Structure as of December 31, 2009

Our shares are traded on the São Paulo Stock Exchange with the code SBSP3 and on the NYSE with the code SBS and continue to integrate the main indices of the BM&FBovespa and, for the third consecutive year, they are part of ISE's theoretical portfolio.

Dividends

In 2008, we paid R$296.2 million in dividends as interest on own capital, corresponding to R$1.30 per common share. As regards 2009, the Board of Directors approved the payment of interest on own capital totaling R$394.2 million, or R$1.73 per common share, to be paid within up to sixty days after the Annual Shareholders' Meeting, which will approve the 2009 accounts.

ENVIRONMENTAL MANAGEMENT

The guideline “Environmental Solutions” establishes that SABESP must incorporate in its presence dynamics the implementation of policies directed to environmental sustainability, the strengthening of the commitment to the environment before the society.

In this respect, in 2009, Sabesp operated in many fronts to improve environmental management, to achieve universal water and sewage services. The purpose was to ally, in line with the sustainability context, economic and financial results with environmental preservation and social development, in an integrated way and gaining synergies.

Environmental Policy

Our new Environmental Policy, in effect since January 2008, sets out the guidelines of SABESP’s environmental management. The file is available on the internet, at our website, www.sabesp.com.br, “Sustentabilidade” page, and is also exposed in controlled bulletin boards, in locations accessible to all employees, third parties and visitors to facilities with permanent personnel.

Environmental Management Network

To process our environmental demands in an integrated way and is response to the specific needs of each SABESP location, we implemented from June 2007 to July 2008, 20 Environmental Management Centers (NGAs), reporting to the Environmental Management Department.

During 2009, we invested in the qualification of the 31 professional team of the NGAs using courses, lectures, seminars, and technical visits. We covered subjects like enforced legislation— civil proceedings, environmental civil class actions, and Conduct Adjustment Term (TAC)—corporate wording, valuation of possible environmental damages, environmental licensing in the State of São Paulo, and environmental expert work, totaling 5,600 hours (including in house and outside sessions).

Corporate Program for the Regularization of Water Resources Use Permits

The program estimates the companywide regularization of approximately 2,700 use permits, including regulating dams, level increasing dams, river intakes, wells, and discharges of existing effluents. The ongoing program focuses on the High Tietê water resources management units (UGRHIs), comprising the isolated systems of the São Paulo metropolitan region. Another work front in progress comprises the Vale do Paraíba, North Shore and Mantiqueira UGRHIs. The Piracicaba/Capivari/Jundiaí and Santos Lowlands UGRHIs were included in contracts prior to 2008. The contracts for studies related to the other UGRHIs are at their completion stage, and will complete regularization in the State, scheduled to be completed by eh end of 2011. Permits for new projects are being obtained during the building stage.

ISO 14001 Certification

One of our corporate goals is to obtain the ISO 14001 certification. The objective is to certify 65 facilities by December 2010. These facilities include Water Treatment Plants and Sewage Treatment Plants. In 2009, we implemented the Environmental Management System (SGA) in 26 operating units, with the involvement of the countryside and São Paulo metropolitan region business units. The SGA documentation was prepared based on the revision, adaptation and creation of new procedures, totaling 6 corporate procedures. To date, 920 employees were trained (10,300 hours) and we made a concentrated effort to ensure full legal and regulatory compliance of the plants selected during this stage. ISO 14001 is a tool that will permit a better control of the possible environmental impacts arising from our activities, products and services. It is also an incentive to provide environmentally sustainable sanitation services, and inputs for the change in the environmental culture, creating cost cutting opportunities through better performance, with ambitious environmental goals and targets.

Participation in Water Resources Boards

Currently, approximately 150 SABESP employees participate directly in 2 federal committees, 21 state committees, and 5 statewide subcommittees. This representation is managed by the Environmental Management Department, which created corporate guidelines to appoint our representatives and their initiatives. We also promoted events and meetings to interchange information, leveling the knowledge and guidance for corporate alignment of our Business Units’ representatives. In first half of 2009, we changed the members of the management committees for the 2009 2011 term, an opportunity used to appoint professionals with the appropriate technical and people skills.

We are also members of the National Water Resources Council (CNRH), through the seats at the National Association of State Water & Waste Utilities (AESBE).

The matters discussed at the basin, CRH and CNRH committees and subcommittee are collated in reports and disclosed for the purpose of increasing the internal discussion of these issues. One of the discussed issues at the CRH, for example, is the preparation of specific watershed protection laws.

Followup of Collections for Water Use

We created a workgroup in March 2009 to follow up the collection process for the use of water resources. The workgroup has representatives from the operating, legal, financial, and integrated planning functions and is coordinated by the environmental management function. We prepared two guidelines to establish the general guidelines and principles for the actions of the representatives at the committees, especially on subjects such as implementation of collection and the collection of these funds for use is new projects.

In addition to the Paraíba do Sul and Piracicaba, Capivari and Jundiaí river basins, where we already pay for the use of water, we are implementing collection in the Sorocaba and Mid Tietê basins. In December 2009, we approved proposals for collection in for other four basins in the State, as follows: Low Tietê, starting 2010, and High Tietê, Santos Lowlands and Tietê Jacaré, starting 2011.

Environmental Education Program (PEA SABESP)

We conduct environmental and sanitation education activities for more than 20 years and, therefore, they are already part of our values, used in system operations and communication processes. However, since the enactment of Federal Law nº 9.795/99, which creates the National Environmental Education Policy, and more recently the enactment of State Law nº 12.780/07, which creates the São Paulo State Environmental Education Policy, we took environmental education as a crucial point of our activities, together with the sanitation, water resources and environmental policies.

To do so, we developed the companywide Environmental Education Program (PEA SABESP), which sets forth general guidance. Some of the main initiatives developed are the corporate procedure, the methodology and the mechanisms for the management of a set of ongoing Environmental Education actions and projects.

The PEA was launched in October 2009 in a large event attended by over 500 people, including several industry leads and experts, invited by us. To advance the qualification process, in 2009 we conducted 2,900 hours of in class Environmental Education courses and more than 950 employees have already attended Environmental Education distance learning courses offers by the SABESP’s Corporate University, totaling 10,500 class/hours.

Carbon Emission Management

We are taking proactive actions, such as our first inventory of greenhouse gas emissions taken in 2008 (FY2007). Based on this inventory, we were able to start the design of an emissions management program and thus participle in the global effort to stabilize and even reverse greenhouse gas concentrations in the atmosphere. Approximately 92% of our direct and indirect emissions arise from the collection and treatment of sewage and 4% from the consumption of electric power. As the growth of these emissions is estimated for the medium term, we scheduled for 2010 inventories for FY2008 and FY2009 and the completion of the corporate emissions management program, which aims at improving the methodology for this important management tool.

Concurrently, we are preparing feasibility studies capable of reducing the emissions of greenhouse gases and generating carbon credits.

Cycle of Environmental Management Conferences

This is an initiative created in October 2008 to promote the exchange of experiences and disseminate knowledge and know how on the most significant environmental issues that we are currently approaching.

The events are part of an environmental management strategy that seeks a closer relationship with society in favor of the environment. We held nine conferences gathering approximately 1,700 participants from SABESP and guest attendants, which covered issues like climate change and carbon credits, water resource management, reclassification of bodies of water, monitoring and control of aquatic macrophytes, river bank reforestation, payment for environmental services, and environmental education.

Good Environmental Practices

Revitalization of springs

SABESP and the City of São José dos Campos entered into in September 2009 an agreement under which we join the Spring Revitalization Program, formalizing a partnership effective since 2006, a period during which we recovered the preservation areas around 38 springs (32,000 trees planted) in the urban area.

We donate 18 educational water analysis kits per year (parameters: pH, total coliforms, color and temperature) to be used by students to monitor water quality at the springs. This program involves 600 students who act as multipliers of the actions and knowledge acquires in 28 schools, 1 Fundhas (Hélio Augusto de Souza Foundation) unit and an NGO (Brasil Sokai Gakai Internacional – BSGI), reaching 5,000 youngsters. We will also make supplementary collections and analyses in our labs. This activity is disclosed by the Water Environment Federation and International Water Association (IWA) networks, through the World Water Monitoring Day.

The project was one of the three front runners of the 2008 Rational Water Use Preservation Award of the National Water Agency (ANA).

Green Hug

This purpose of this project is to plant trees on the sidewalks of approximately 4,000 SABESP facilities, when feasible. The project was launched in September 2008. In 2009, we launched the project in 13 of our 16 Business Units, through the symbolic tree plantations, during the commitment events with management goals, several of which attended by guest such as students from neighboring schools, boys and girls scouts, and authorities, including local mayors.

One Million Trees in Cantareira

We are planting in association with several partners 313 hectares of trees around our dams.

Our partners are the NGOs The Nature Conservancy (TNC) and Instituto de Pesquisas Ecológicas (IPE), as well as companies in three municipalities in the Bragança Paulista region, and the objective of the program “One Million  Trees in Cantareira”  is to ensure the partnering and the support of the development of environmental sustainability projects that will contribute to the preservation of the quality and increase in the volume of water from these watersheds.

In 2009, the Desenvolvimento Rodoviário S.A. DERSA (State Road Authority) joined the program and proposed planting trees in 550 hectares around the Cantareira System dams.

These partnerships prescribed the plantation of native trees of the Atlantic Forest and the Cerrado savannah biomes, in approximately 1,000 hectares on the margins of the Jaguari Jacareí, Cachoeira, Atibainha, and Paiva Castro dams. In addition to these partnerships, we have the support of the State Environment Department and the local municipal governments.

In 2009, 522,000 native seedlings were planted in 313 hectares, of which 21 hectares (35,000 seedlings) were planted by TNC on the banks of the Cachoeira dams, in the municipality of Piracaia, sponsored by DOW Brasil. The Instituto de Pesquisas Ecológicas (IPE) (Ecological Research institute) planted, with the support of the National Environment Fund 24 hectares (40,000 seedlings) in the Atibainha dam preservation areas, Nazaré Paulista, and in February 2009 it signed a contract amendment for the plantation of another 18 hectares.

DERSA planted 268 hectares (447,000 seedlings) on the banks of the Cachoeira dam, in Piracaia.

The areas chosen favor the formation of ecologic corridors, linking existing isolated forests and promoting natural regeneration in degrading areas. The program involves an environmental education component, where we discuss the subject with the neighboring communities and the region schools, promoting the plantation of legal, adjacent reserves in neighboring properties. It also has a social side, as most of the labor used in plantations consists of farmers from the region itself.

SOCIAL RESPONSIBILITY

Social responsibility is our commitment to society. The most significant progresses in 2009 in this field have impacted our relations with our stakeholders, our employees, and quality management. To materialize this, many partnership and studies were made, in a transparent management, guided by our Code of Ethics and Conduct, in our search for sustainable development and improvement of quality of living. The living examples are the many voluntary adoption of international guidelines, like the United Nations Global Pact, which gathers several world corporate segments aligning their activities to the following principles: human rights, right to employment, environmental protection, and the fight against corruption.

We support and encourage the eight objectives of the United Nations that are part of our Corporate Volunteers Program.

Our Code of Ethics and Conduct comprises the main guiding principles of our activities, such as respect for society and the customers, respect for the environment, respect for people, integrity, competence, and citizenship. To ensure compliance with the Code of Ethics and Conduct, we have an internal Whistle blowing Channel, as well as a Corporate Accountability Procedure and an Ombudsman Office and a Customer Service that receive external complaints.

Relations with Stakeholders

The form how we relate with our different stakeholders is the expression of what we believe. A relationship can only be sustainable if it carries the correct ethical and transparence principles with its different stakeholders.

Customer Relations

In order to improve the satisfaction rate of our customers and create a new form of relationship, as well as expediting user service, we expanded our Call Center in the São Paulo Metropolitan region and the Bragança Paulista region, increasing its capacity by 70%, 100 to 170 service stations. We also initiated the web based, online customer support, where we offer all the services available at the call center. In 2009, we also entered into a Call Center contract for the customers of the Regional Systems, which centralizes the service in its 328 countryside municipalities, increasing operating control, optimizing costs, and contributing to the creation of jobs in the Itapetininga region, where the Call Center is located. In addition, the call center also started to offer communication channels for the hearing impaired.

Ombudsman Office

In 2009, the Ombudsman Office received 68,500 calls and complaints, a considerably positive result as it reflects a 7.5% decrease in the number of complaints made. From the first to the second half of 2009, the number of calls decreased even further, by 17%. The analysis of these figures allows us to highlight the significant 7.7% reduction in the number of calls to the Ombudsman Office that are considered actual complaints. These results are considered groundbreaking as it was the first time we record a drop in these indicators, which noticeably highlights the improvement of our customer service.

The start of the migration from a self regulated environment to a regulated environment, with the creation of the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP), pursuant to Decree nº 52.455, of December 7, 2007 – São Paulo State Gazette (DOE SP) of December 8, 2007, suggest a period of adjustment, with still undetermined impacts in service to our customers.

In association with the Judiciary Branch, the Ombudsman Office is developing the JEC/Digital (a digital special court), which offers a differentiated customer service in the Special Civil Courts system by seeking customer friendly resolutions for customer complaints, thus avoiding litigation. In 2009, the JEC/Digital received complaints from 513 customers, and 568 hearings were held, resulting in the settlement of 78% of the complaints during conciliatory proceedings. As compared to prior year, there was a 30.1% decrease in the number of complaints and a 21% decrease in the number of hearings. Conciliatory settlements also dropped 12%. The Ombudsman Office follows up all manifestations registered by Procon (consumer protection agency). In 2009, we received 1,600 CIPs (Preliminary Information letters) from the Procon in São Paulo City and 756 from the municipalities, resulting in 2.3 customers served in the preliminary stages of analysis. A good result as regards Procon complaints was the 10% decrease in the total number of complaints considered evidenced (FAs): they totaled only 179 in 2009, over 197 in 2008. If we adopt the proportionality criterion, this represents a 36% decrease. This result shows that we have fully adopted the system of handling and prioritizing complaints sent by the consumer protection agency.

Investor Relations

Despite the global crisis that engulfed the markets in 2008 and 2009, we continued to attract market analysts (sell side) and, as a result, investors, resulting in a number of coverages that jumped from 11 in 2008 to 17 in 2009.

In order to keep our shareholders and investors always informed on our operations, strategies, and results, we adopt a consistent, clear and reliable communication policy with our shareholders, market analysts, financial institutions, rating agencies, and regulators. In addition to the public meeting and the traditional results conference calls, we held a meeting between the analysts and the Chairman of the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP).

For purposes of ensuring more transparency and facilitating the access to information about SABESP, we have expanded information availability on the investor relations website and used mailing lists as a communication tool. Because of the increased transparence, there was a 34% increase in the number of individual shareholders in 2009 as compared to 2008.

Supplier Relations

The regulatory framework of the basic sanitation industry (Law 11445/07) places us in an environment in which business practices should take into consideration the provisions set forth in the competition protection legislation, in particular Law 8884/1994. SABESP widely disclosed its procurement plan to the market in order to encourage competition among suppliers. We designed our “Competition Guidelines for Public Procurement Processes”, which establishes the general guidelines to expand the portfolio of suppliers and encourage competition. Furthermore, it covers the authorizations in public biddings and the potential imposition of barriers to the entry of competitors in the market. Note also that in 2009 we conducted 870 e procurement processes, totaling R$1.15 billion, representing savings of R$116 million. We also set out in our Code of Ethics and Conduct the requirement that all suppliers comply with prevailing laws, in particular the laws against child labor and enslavement. This conduct is consistent with the obligations set forth by Fundação Abrinq, which for six years has awarded us the Children’s Friend Business seal.

Employee Relations

We are undergoing a comprehensive human resources restructuring to increase productivity in terms of employees per connection, and the change our staff’s profile. In 2009, there were two core events: the public contest and the continuity of the termination of retirees, as imposed by the Conduct Adjustment Term (TAC).

Human Capital Indicators

In 2009, the number of employees decreased 9.3%, to 15,103 from 16,649 in 2008. This, together with the increase in the number of connections, resulted in a productivity of 837 connections per employee in 2009 over 738 connections per employee in 2008.

Our headcount consists of 15,103 employees with employment contracts governed by the Labor Code (CLT), 931 interns, and in addition, we create work opportunities for 468 young apprentices, contributes to their development as citizens, their professional qualification, and insertion in the formal labor market, by creating job training opportunities. Note that we do not subcontract outside services and contract services as needed. We also count on a workforce of approximately 7,100 service providers included in these agreements. Our personnel are comprised of 81% male and 19% female employees, with an average period of 17.6 years working at SABESP, and 69.9% of our employees are over 40 years old. Note that 18.1% of our employees completed elementary school, 47.4% graduated from high school, and 34.5% are college graduates. The distribution of the employees by ethnic group is 12,822 Whites, 1,998 Multiracial/Blacks, 260 Asians, 2 Amerindians, and 23 undeclared.

We comply with Decree nº 3.298 of 1999, which requires the allocation of 5% of the positions offered through public selection processes to physically disabled individuals. In 2009, we held a public contest to fill 1,771 positions all over the State of São Paulo. Over 190,000 applicants enrolled for the three types of positions: operational, technical and college graduates. Among those selected, 379 were already working with us in 2009.

In February 2009, after the initiation of a civil investigation by the State Public Prosecution Office, we were compelled to sign a Conduct Adjustment Term (TAC). This TAC provides for the termination of 2,437 workers, of whom 1,388 are the retirees terminated in 2009. To ensure the quality of the services rendered to the population, the other terminations will be gradually made through 2012.

In 2008 - 2009, terminations related to the 2% decrease in our headcount, permitted under the collective labor agreement, and the terminations related to the compliance with the TAC totaled 1,971 employees.

We are structuring a benefit package that goes way beyond those required by law, to provide the employees and their dependents security and comfort that will meet their basic needs. The benefits are granted to all employees, regardless of their working hours, level or category, except for underage apprentices, whose benefits are governed by specific regulations. The benefits granted are as follows: Regular and Special (for employees with physically and or mentally disabled children) Child Care Allowance, Electronic Benefits and meal Card, Child Care Center, Basket of Food Staples, Salary Premium (for employees on sick or accident leave paid by Social Security), Drugstore, Meals/Snacks (in case of extraordinary service), Supermarket, Meal Ticket, and Transportation Ticket. We also subsidize healthcare and pension fund benefits, through Fundação Sabesp.

People Management

Our people management policy reflects our commitment to responsible operations and assuring the upholding of human rights in our relations with our internal stakeholders. These assumptions are put into practice in all our projects.

We encourage and support our employees to be involved in any type of entities and associations, as is their right, and help in their individual development and the improvement of the organizational climate. All our employees are entitled to freedom of association, are represented by a union, and are parties to collective labor agreements. Therefore, the collective bargaining process for 2009 2010, which is a major participative management tool, was completed in May with the main trade unions that represent our employees, resulting in the Collective Labor Agreement.

In 2009 contributions to the Sabesprev pension plan amounted to 2.1% of the monthly payroll, thus ensuring employees the possibility of enjoying pension benefits supplementary to the benefits granted by the National Institute of Social Security

Changes in personnel, involving promotions, transfers and assignment of employees to their positions, are part of the people management model adopted, and are crucial to grant us the independence, flexibility and agility required to meet the employees’ career expectations, which result in modern and efficient service to our customers. In 2009, changes totaled 4,463.

The 2009 Profit Sharing Program (PPR) recognizes the efforts of our employees to attain the goals and indicators set out in the Corporate Strategic Planning. Structured with companywide indicators and indicators by business segment, profit sharing is divided into two groups, one for the back office and the other for the front office, with a weight of 50% each. Payment of up to one base salary is contingent to the attainment of these goals.

The Employee and Entrepreneurship Support Program (PAEE) was created in 2009 for the purpose of supporting our retired employees in their search for new work opportunities. When a retiree is terminated, we offer him or her outplacement assistance. Several actions were initiated, for example, the outplacement of 45 retirees in monitoring initiatives and the GB2 consortium, which manages the Clean Wave Program.

To respond to the countless challenges, people development at SABESP has been one of the crucial divers of our results and to boost the business. In 2009 the SABESP Corporate University (UES) focused its actions on contributing to disseminating the corporate sustainability vision, attaining our strategic objectives and professional development. It also steered efforts to technical, operating, and occupational safety and health demands, covering our different operating segments. The balance for 2009 of companywide in class and distance training and development achievements includes 123,600 attendances, reaching an average of 68 hours of training per capita, and an investment of R$8 million.

Sabesp Corporate University started in 2009 the implementation of the Succession Preparation and Career Program whose objective is to develop professionals with the profile and potential to manage our business by creating a bank of possible successions in the company.

It also intensified the implementation of Knowledge Management practices to cope with a possible knowledge evasion in view of the number of employees on the brink of retirement.

The Safety and Health Policy was revised in 2009 and we intensified the application of the risk analysis methodology, based on the current OHSAS 18001/2007 standard, with in class training and distance learning, and the enhancement of the environmental risk prevention programs (PPRA).

In 2009 the number of occupational accidents resulting in leave of absence dropped by 33% as compared to 2008, as a result of the development of several educational and prevention programs that embed the values of a safety and working conditions improvement culture.

In the last five years, we invested approximately R$47 million in personal and collective protection equipment. In 2009 alone, we invested R$11 million.

In the health area, we should highlight the information campaign on the Influenza A (H1N1), Dengue and Ergonomics. The Occupational Safety and Health Management System is certified by the OHSAS 18001 standard since June 2006, and was re certified in 2009, encompassing 100 locations within the services and digging and confined space works carried out in public ways scope. We created a specific communication channel for the outside stakeholders, covering occupational safety and health issues, available on our webpage.

In order to improve the quality of living of our employees, we created, together with the SABESP Association, the Quality of Living Program – Live Happy, whose main objective is to encourage employees and their families to make behavior changes that have a positive influence on their lives, such as engaging in physical and cultural activities that contribute to their wellbeing. In 2009, we retained an expert consultant to conduct a survey on our employees’ life style. As part of our concern for the health of our employees, we anticipated the enactment of State Anti Smoking Law, Law nº 13.541 of May 7, 2009, and implemented the Tobacco Free Environment policy that restricts smoking in indoor and outdoor areas since December 2008. In addition to restricting smoking, we also offer group or individual psychotherapeutic treatment to smokers, under the Employee Recovery and Care Program (Pare).

In 2009 we granted the “1st SABESP Creativity Award” whose objective is to encourage generation of ideas, stimulating creativity and adopting actions that generate results for the company. We recognized 64 good ideas of 55 Company employees from 730 enrolled projects, from several units.

The Life Award is an employee appreciation and recognition program that paid homage to 2,500 employees in 2009.

SABESP was recognized the São Paulo Diversity Seal, for our commitment with the structuring of the inclusion program that we are developing. We set out in our code of ethics the diversity values and conducts, encompassing: discrimination, respect for people and, moral or sexual harassment. We are also developing several Human Resources practices that promote equality of opportunity and treatment. We have a census that monitors ethnic, gender, age, and disability issues, whose data is published herein. We have a partnership with AVAPE (Association for the Appreciation and Promotion of the Disabled), under which we offer social inclusion opportunities to 22 physically disabled professionals.

Quality Management

In 2009, our Quality Excellence Program focused on its integration into the SABESP Integrated System (SIS) and the ISO 14001 (environmental management) Certification.

Bureau Veritas Certification (BVC) recertified SABESP with the ISO 9001 (quality), OHSAS 18001 (occupational safety and health) and ISO 14001 (environmental management) certifications. In addition, we intensified the preparation for the extension of the ISO 14001 certification to 65 Water and Sewage Treatment Plants. Currently we also have 13 labs certified by the ISO/IEC 17025 standard, granted by INMETRO, which certifies that our water does not have any direct impacts on the health of our customers.

Community Relations

Currently we are working with the communities, together with local municipal governments and mainly in the city of São Paulo, where there is a higher concentration of lower income population. The programs implemented for this population include social technical work focused on the socioeconomic and environmental sustainability of our projects, including the involvement of the community and environmental education, taking into account the works characteristics and the profile of the beneficiary population.

We are the cosponsors of the Instituto Criança Cidadã – ICC (Citizen Child Institute), whose Mission is investing in the education and training of youngster from poor families, supporting education, culture and welfare in the São Paulo and Guarulhos Metropolitan Region. It grants free community and citizenship development to approximately 6,000 children and adolescents, reaching 3,500 families.

The mission of program “Our Agent” is to get SABESP closer to society, especially in lower income communities, through partnership with the community’s different segments (organized society, public institutions, businesses and population in general) to improve the quality of living. In São Paulo, we have approximately 50 agents that speak the communities’ language and create an important communication channel between the population and SABESP. In 2009, the program served a population of 1.3 million people, through 15,400 technical visits, 12,000 telephone calls, 1,000 events, 680 educational lectures, and 56 meetings with community leads, resulting in the regularization of 23,200 water connections and 10,000 sewage connections.

SABESP Corporate Volunteers Program: we use a large network of volunteers, from all our units and locations, in our relationship with the outside community, who work in social projects all over the State of São Paulo. They total more than 2,000 volunteers, who through their commitment to society and society progress have reached more than 11,000 people in 2009, in particular the neediest population and our neighboring communities. The work of the volunteers resulted in gathering and distributing 800 toys, the donation of 12,000 kg of food, the plantation of 3,000 seedlings, and the collection of more than 10,000 liters of cooking oil. An example of the strength of our volunteer work is the Winter Clothes Campaign, which collected and distributed among various charities 3.2 million clothes and blankets, and promoted 19 social inclusion and income generation actions.

The highlight in 2009 was also the annual Apprentice Program cycle, involving 468 youngsters and contributing to their development as citizens, their professional qualification, and insertion in the formal labor market, by creating education and job training opportunities. This Program is conducted as a SENAI (National Service for Industrial Training) SABESP partnership, which provides a vision both practical and theoretical of the administrative, accounting, financial and human resources processes.

In 2009 our visits program promoted 1,600 visits, totaling 63,100 visitors, focused on showing the sanitation cycle, at Water and Sewage Treatment Plants.

In order to create opportunities to those interested in providing institutional and financial support to environmental, social and cultural and sports projects, we offer a selection process, using tender invitations, to legal entities that engage in environmental preservation work and are aligned with the social responsibility principles, cultural incentive, partnerships with civil society organizations and the community.

In 2009 we invested, using tax incentives, R$3.3 million in the State Fund for the Children’s and Adolescents’ Rights, through CONDECA (State Council for Children’s and Adolescents’ Rights), whose mission is to “Encourage, decide and control the actions related to the Policies for the Ascertainment of Children’s and Adolescents’ Rights in the State of São Paulo”.

Our SABESP Program for Those Who Want Culture sponsors several literary, visual arts, music, dance, theater, circus, cinema, and preservation of cultural heritage projects. In 2009, we invested R$13.5 million in cultural projects using incentives under the Rouanet Act and Audiovisual Law. We also sponsored sports events and allocated R$3.3 million to water sports such as swimming, rowing and canoeing. We launched together with the São Paulo State Government the CEU (Unified Educational Centers) and Water Olympic project to encourage children from the Paraisópolis community to start swimming and contribute to their growth as citizens. The São Paulo sails project is a SABESP partnership with the São Paulo State Department of Sports, Leisure and Tourism. The objective is to create and sponsor sailing sports and leisure centers, to train students from public schools.

The Editora Abril Initiative, which gathers companies, including SABESP, that sponsor the Sustainable Planet project, is a multimedia project that reaches more than 13 million readers all over Brazil.

We use this tool to disseminate our environmental sanitation culture.

Annual Social Balance Sheet / 2009
Empresa: SA BESP
1– Calculation Basis	2009 Amount (Thousands of Reais)			2008 Amount (Thousands of Reais
Net revenue (NR)			6,730,547			6,351,672
Operating profit (OP)			2,141,773			1,169,472
Gross payroll (GP)			1,298,346			1,240,406
2 – Internal Social Indicators	Amount (thousand)	% on GP	% on NR	Amount (thousand)	% on GP	% on NR

Meals	100,417	7.73%	1.49%	95,241	7.68%	1.50%
Compulsory social charges	117,140	9.02%	1.74%	99,686	8.04%	1.57%
Private pension	77,712	5.99%	1.15%	70,370	5.67%	1.11%
Health care plan	96,681	7.45%	1.44%	90,156	7.27%	1.42%
Occupational Safety and Health	9,304	0.72%	0.14%	9,973	0.80%	0.16%
Education	434	0.03%	0.01%	825	0.07%	0.01%
Culture	892	0.07%	0.01%	801	0.06%	0.01%
Professional training and development	9,331	0.72%	0.14%	7,338	0.59%	0.12%
Daycare centers or nursery allow ance	1,536	0.12%	0.02%	1,420	0.11%	0.02%
Profit sharing	45,856	3.53%	0.68%	53,732	4.33%	0.85%
Other	3,295	0.25%	0.05%	2,742	0.22%	0.04%
Total - Internal Social Indicators	462,598	35.63%	6.87%	432,284	34.85%	6.81%
3 – External Social Indicators	Amount (thousand)	% on OP	% on NR	Amount (thousand)	% on OP	% on NR

Education	119	0.01%	0.00%	2,800	0.24%	0.04%
Culture	15,346	0.72%	0.23%	25,552	2.18%	0.40%
Health and sanitation	419	0.02%	0.01%	525	0.04%	0.01%
Sports	3,665	0.17%	0.05%	1,213	0.10%	0.02%
Hunger eradication and food security	0	0.00%	0.00%	0	0.00%	0.00%
Other	11,304	0.53%	0.17%	10,540	0.90%	0.17%
Total contributions to society	30,853	1.44%	0.46%	40,630	3.47%	0.64%
Taxes (excluding social charges)	1,319,139	61.59%	19.60%	1,171,955	100.21%	18.45%
Total - External Social Indicators	1,349,992	63.03%	20.06%	1,212,585	103.69%	19.09%
4 – Environmental Indicators	Amount (thousand)	% on OP	% on NR	Amount (thousand)	% on OP	% on NR

Investments related to the Company’s production / operation	640	0.03%	0.01%	107	0.01%	0.00%
Investments in external programs and/or projects	31,126	1.45%	0.46%	10,064	0.86%	0.16%
Total environmental investments	31,766	1.48%	0.47%	10,171	0.87%	0.16%
With respect to the setting of “annual goals” to minimize residues, the general consumption in production / operation, and improve the efficiency in the use of natura l resources, the Company	( x ) does not have goals ( ) fulfills from 51to 75%( ) fulfills from 0 to 50% ( ) fulfills from 76 to 100%			( x ) does not have goals ( ) fulfills from 51to 75% ( ) fulfills from 0 to 50% ( ) fulfills from 76 to 100%
5 – Staff Indicators	2009			2008
Nº of employees in the end of the period	15,103			16,649
Nº of employees hired during the period	415			16
Nº of outsourced employees	0			0
Nº of interns	931			328
Nº of employees above 45 years	7,783			8,875
Nº of female employees	2,878			3,086
% of management positions held by female employees	21.40%			20.09%
Nº of black employees	1,998			2,250
% of management positions held by black employees	3.70%			4.40%
Nº of physically-disabled employees or employees w ith special needs	49			52
6 – Significant information with respect to the exercise of corporate citizenship	2009 (thousand reais)			Goals 2010
Ratio betw een the highest and the low est compensation in the Company	23			na
Total number of w ork accidents	145			136
The social and environmental projects developed by the Company w ere defined by:	( ) management	( x ) management and departments	( ) all employees	( ) management	(x ) management and departments	( ) all employees
The safety and health standards in the w ork environment w ere defined by:	(x)management and departments	( ) all employees	( ) all options + Cipa	(x) management and departments	( ) all employees	( ) all options + Cipa
With respect to the trade union freedom, the right to collective and to agreement and the internal representation of employees, the Company:	( ) does not get involved	(x ) complies with OIT rules	( ) encourages and adopts OIT rules	( ) will not get involved	( x) will comply with OIT rules	( ) Will encourage and adopt OIT rules
The private pension plan includes:	( ) management	( ) management and departments	( x ) all employees	( ) management	( ) management and departments	(x ) all employees
The profit sharing includes:	( ) management	( ) management and departments	( x) all employees	( ) management	( ) management and departments	( x) all employees
In the selection of suppliers, the same ethical and social and environmental responsibility standards adopted by the Company:	( ) are not considered	( ) are suggested	( x ) are required	( ) will not be considered	( ) will be suggested	( x ) will be required
With respect to the participation of employees in voluntary w ork programs, the Company:	( ) does not get involved	( ) supports	( x ) organizes and encourages incentiva	( ) will not get involved	( ) will support	(x ) will organize and encourage
Total number of complaints and criticisms of consumers according to the Ombudsman Office	in the Company 23880	in Procon 1.568	in Court 513	in the Company	in Procon	in Court
% of complaints and criticisms received of resolved by the Ombudsman Office	in the Company 99.5%	in Procon 91.20%	n a Justiça Expres 78%	in the Company none	in Procon none	in Court none
Total value added to distribution (in thousands of R$):	In 2009: 4,494,633			In 2008: 3,990,459
Distribution of value added:	30.9%government 31 8% employees 8.8% shareholders 6.7 % third parties 21.8% retained			29.4% government 31.3% employees 1.6% shareholders 37.7 %third parties 0% retained
7 – Other Information
“This Company does not use child or slave labor, is not involved w ith prostitution or sexual exploration of children or adolescents and is not involved in corruption.”
“Our Company appreciates and respects the internal and external diversity.”

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
BALANCE SHEETS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

		Parent Company		Consolidated				Parent Company		Consolidated
	Note	2009	2008	2009	2008		Note	2009	2008	2009	2008
Assets						Liabilities and shareholders' equity

Current assets						Current liabilities
Cash and cash equivalents	3	769,433	622,059	771,008	625,732	Contractors and suppliers		195,606	187,139	195,765	187,143
Trade accounts receivable	4	1,179,730	1,129,746	1,179,730	1,129,746	Loans and financing	10	1,010,537	1,448,860	1,010,537	1,448,860
Related-party balances	5	135,987	210,131	135,987	210,131	Payroll, accruals and
Inventories		39,877	47,678	39,877	47,678	payroll charges		239,109	196,056	239,152	196,075
Recoverable taxes		3,017	4,665	3,017	4,665	Taxes payable	12	218,862	130,409	218,867	130,410
Other receivables		141,413	49,478	141,504	49,478	Deferred taxes	11	37,912	64,369	37,912	64,369
Deferred income tax and						Interest own on capital payable	16	365,442	275,007	365,442	275,007
social contribution	11	258,551	170,982	258,551	170,982	Provisions for contingencies	15	643,863	459,395	643,863	459,395
Total current assets		2,528,008	2,234,739	2,529,674	2,238,412	Accounts payable		239,494	198,511	239,494	198,511
						Other payables		158,864	57,149	158,864	57,149
						Total current liabilities		3,109,689	3,016,895	3,109,896	3,016,919

						Noncurrent liabilities
Noncurrent assets						Long-term payables:
Long-term receivables:						Loans and financing	10	5,549,463	5,416,248	5,549,463	5,416,248
Trade accounts receivable	4	266,543	326,472	266,543	326,472	Taxes payable	12	85,029	114,210	85,029	114,210
Related-party balances	5	956,648	980,756	956,648	980,756	Deferred taxes	11	156,860	141,492	156,860	141,492
Indemnities receivable	6	146,213	148,794	146,213	148,794	Provisions for contingencies	15	824,957	698,253	824,957	698,253
Judicial deposits		46,365	49,127	46,365	49,127	Actuarial liability - Law 4819/58	13	518,027	535,435	518,027	535,435
Other receivables		100,395	192,257	100,395	192,257	Pension plan obligations	13	480,103	419,871	480,103	419,871
Deferred income tax and						Other payables		313,231	223,568	313,231	223,568
social contribution	11	530,131	435,341	530,131	435,341	Total noncurrent liabilities		7,927,670	7,549,077	7,927,670	7,549,077
		2,046,295	2,132,747	2,046,295	2,132,747
						Shareholders' equity	16
Investments	7	4,334	4,552	720	720	Capital		6,203,688	6,203,688	6,203,688	6,203,688
Property, plant and equipment	8	15,441,056	14,350,501	15,443,211	14,350,684	Capital reserve		124,255	124,255	124,255	124,255
Intangible assets	9	1,545,303	1,391,348	1,545,303	1,391,348	Revaluation reserve		2,145,100	2,253,012	2,145,100	2,253,012
		16,990,693	15,746,401	16,989,234	15,742,752	Earnings reserves		20,545,94	966,960	2,054,594	966,960
Total noncurrent assets		19,036,988	17,879,148	190,355,29	17,875,499	Total shareholders' equity		10,527,637	9,547,915	10,527,637	9,547,915

						TOTAL LIABILITIES AND SHAREHOLDERS'
TOTAL ASSETS		21,564,996	20,113,887	21,565,203	20,113,911	EQUITY		21,564,996	20,113,887	21,565,203	20,113,911

The accompanying notes are an integral part of these financial statements

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
STATEMENTS OF INCOME
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

		PARENT COMPANY		CONSOLIDATED
	Note	2009	2008	2009	2008
GROSS REVENUE FROM SALES AND SERVICES	19	7,236,218	6,838,803	7,236,218	6,838,803
Gross sales deductions		(505,671)	(487,131)	(505,671)	(487,131)
NET REVENUE FROM SALES AND SERVICES		6,730,547	6,351,672	6,730,547	6,351,672
COST OF SALES AND SERVICES	20	(3,076,273)	(2,831,809)	(3,076,273)	(2,831,809)
GROSS PROFIT		3,654,274	3,519,863	3,654,274	3,519,863
OPERATING EXPENSES
Selling	20	(801,259)	(718,949)	(801,259)	(718,949)
Administrative	20	(671,742)	(578,458)	(672,248)	(578,596)
Other operating expenses, net	21	(39,500)	(1,052,984)	(39,500)	(1,052,984)
INCOME FROM OPERATIONS BEFORE EQUITY SHARE OF INVESTMENT
IN INVESTEE, FINANCIAL INCOME (EXPENSES), AND TAXES		2,141,773	1,169,472	2,141,267	1,169,334
EQUITY SHARE OF INVESTMENT SUBSIDIARIES
Equity share of investment in investee		(218)	(9)	-	-
INCOME BEFORE FINANCIAL INCOME (EXPENSES),
NET		2,141,555	1,169,463	2,141,267	1,169,334
Financial expenses, net	20	(598,995)	(268,790)	(598,707)	(268,661)
Exchange differences, net	20	395,369	(438,869)	395,369	(438,869)

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		1,937,929	461,804	1,937,929	461,804
INCOME TAX AND SOCIAL CONTRIBUTION
Current	11(c)	(748,705)	(548,373)	(748,705)	(548,373)
Deferred	11(c)	184,655	150,140	184,655	150,140
NET INCOME FOR THE YEAR		1,373,879	63,571	1,373,879	63,571
Earnings per share in R$	16(b)	6.03	0.28	6.03	0.28

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

					Earnings reserves
			Capital	Revaluation			Retained
	Note	Capital	reserve	reserve	Legal	Investments	earnings	TOTAL
BALANCES AS OF DECEMBER 31, 2007		3,403,688	124,255	2,339,829	306,654	3,609,580	(3,474)	9,780,532
Absorption of accumulated losses generated by		-	-	-	-	(3,474)	3,474	-
adjustments under Law 11638/07
Capitalization of reserves		2,800,000	-	-	-	(2,800,000)	-	-

Realization of revaluation reserve	8(h)	-	-	(86,817)	-	-	86,817	-

Net income for the year		-	-	-	-		63,571	63,571
						-
Transfer to legal reserve	16(e)	-	-	-	3,178	-	(3,178)	-
Interest on own capital (R$1.30 per share)	16(c)	-	-	-	-	-	(296,188)	(296,188)
Absorption of accumulated losses by transfer to
investment reserve	16(e(ii))	-	-	-	-	(148,978)	148,978	-
BALANCES AS OF DECEMBER 31, 2008		6,203,688	124,255	2,253,012	309,832	657,128	-	9,547,915

Realization of revaluation reserve	8(h)	-	-	(107,912)	-	-	107,912	-
Net income for the year		-	-	-	-	-	1,373,879	1,373,879
Transfer to legal reserve	16(e)	-	-	-	68,694	-	(68,694)	-
Interest on own capital (R$1.73 per share)	16(c)	-	-	-	-	-	(394,157)	(394,157)
Transfer to reserve for investments	16(e(ii))	-	-	-	-	1,018,940	(1,018,940)	-
BALANCES AS OF DECEMBER 31, 2009		6,203,688	124,255	2,145,100	378,526	1,676,068	-	10,527,637

The accompanying notes are an integral part of these financial statements

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)
	Note	PARENT COMPANY		CONSOLIDATED

		2009	2008	2009	2008

Cash flows from operating activities
Income before income tax and social contribution		1,937,929	461,804	1,937,929	461,804
Adjustments to reconcile net income:
Taxes and contributions payable		0	(68,878)	0	(68,878)
Provision for contingencies		596,543	461,654	596,543	461,654
Actuarial liability - Law 4819/58		45,104	535,435	45,104	535,435
Allowance for losses on disputed amounts of Law 4819/58		0	409,079	0	409,079
Reversal of allowance for losses		8,183	(366)	8,183	(366)
Other provisions		398	(492)	398	(492)
Pension plan obligations		77,793	71,704	7,7793	71,704
Loss on disposal of property, plant and equipment	08(b)	22,852	157,978	22,852	157,978
Disposal of deferred charges		0	611	0	611
Other disposals		4,542	0	4,542	0
Gain on sale of property, plant and equipment		(9,461)	0	(9,461)	0
Depreciation and amortization	20	560,686	617,804	560,689	617,804
Interest on loans and financing payable		456,203	499,590	456,203	499,590
Currency and exchange adjustments on loans and financing		(402,329)	564,095	(402,329)	564,095
Currency adjustments from interest on own capital		0	7,338	0	7,338
Interest and currency adjustment losses	12	5,585	8,281	5,585	8,281
Interest and currency adjustment gains		(28,724)	(368,806)	(28,724)	(368,806)
Allowance for doubtful accounts	20	308,188	336,264	308,188	336,264
Accrual for retirees’ TAC		82,700	0	82,700	0
Accrual for São Paulo arrangement		27,748	0	27,748	0
Equity share of investment in investee	7	218	9	0	0
Adjusted net income		3,694,158	3,693,104	3,693,943	3,693,095
Changes in assets
Trade accounts receivable		(285,543)	(301,844)	(285,544)	(301,844)
Related-party balances		103,936	82,956	103,936	82,956
Indemnities receivable		2,581	0	2,581	0
Inventories		6,758	5,829	6,758	5,829
Recoverable taxes		1,648	4,749	1,648	4,749
Other receivables		(4,903)	(112,111)	(4,994)	(112,111)
Judicial deposits		(34,010)	(37,933)	(34,010)	(37,933)

Changes in liabilities
Contractors and suppliers		(15,404)	(917,986)	(15,249)	(17,982)
Payroll, accruals and payroll charges		(39,647)	29,259	(39,620)	29,275
Reserves for actuarial liability - Law 4819/58		(62,512)	0	(62,512)	0
Taxes payable		(60,022)	431,346	(60,021)	431,350
Accounts payable		30,706	6,216	307,06	6,216
Other payables		181,058	16,321	181,058	16,321
Contingencies		(240,031)	(235,573)	(240,031)	(235,573)
Pension fund - transfer to Sabesprev		(17,561)	(17,067)	(17,561)	(17,067)
Changes in assets and liabilities		(432,946)	(145,838)	(432,855)	(145,814)

Cash provided by operating activities		3,261,212	3,547,266	3,261,088	3,547,281
Interest paid		(555,573)	(516,887)	(555,573)	(516,887)
Income tax and social contribution paid		(643,788)	(502,404)	(643,788)	(502,404)

Net cash provided by operating activities		2,061,851	2,527,975	2,061,727	2,527,990

Cash flows from investing activities
Purchase of property, plant and equipment		(1,924,479)	(1,395,458)	(1,926,453)	(1,395,641)
Increase in intangible assets		(56,014)	(159,514)	(56,014)	(159,514)
Increase in investments		0	(3,841)	0	0
Proceeds from sale of property, plant and equipment		29,162	0	29,162	0

Net cash used in investing activities		(1,951,331)	(1,558,813)	(1,953,305)	(1,555,155)

Cash flows from financing activities

Loans and financing
Borrowings		2,237,056	1,043,174	2,237,056	1,043,174
Repayments of borrowings		(1,896,480)	(11,464,16)	(1,896,480)	(1,146,416)

Payment of interest on own capital		(303,722)	(708,858)	(303,722)	(708,858)

Net cash provided by (used in) financing activities		36,854	(812,100)	36,854	(812,100)

Increase in cash and cash equivalents		147,374	157,062	145,276	160,735

Cash and cash equivalents at beginning of year	3	622,059	464,997	625,732	464,997
Cash and cash equivalents at end of year	3	769,433	622,059	771,008	625,732

Changes in cash and cash equivalents		147,374	157,062	145,276	160,735

Supplemental information on cash flows:
Capitalization of interest and finance charges	08(c)	(143,985)	219,430	(143,985)	219,430
COFINS and PASEP paid		503,296	515,659	503,296	515,659
Program contract commitments		(7,550)	146,426	(7,550)	146,426

The accompanying notes are an integral part of these financial statements

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
STATEMENTS OF VALUE ADDED
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)
		PARENT COMPANY				CONSOLIDATED
	Note	2009		2008		2009		2008
Revenues
Sales of products and services	19	7,236,218		6,838,803		7,236,218		6,838,803
Other income	21	55,689		70,280		55,689		70,280
Income related to construction of own assets		12,719		356,600		12,719		356,600
Allowance for doubtful accounts – charge	20	(308,188)		(336,264)		(308,188)		(336,264)
		6,996,438		6,929,419		6,996,438		6,929,419
Inputs purchased from third parties
Cost of sales and services		(1,325,027)		(1,180,116)		(1,325,027)		(1,180,116)
Materials, electricity, outsourced services, and other		(742,502)		(589,851)		(742,709)		(589,925)
Other operating expenses	21	(90,913)		(1,117,958)		(90,913)		(1,117,958)
		(2,158,442)		(2,887,925)		(2,158,649)		(2,887,999)
Gross value added		4,837,996		4,041,494		4,837,789		4,041,420
Retentions
Depreciation & amortization (including amounts capitalized)		(562,337)		(618,924)		(562,340)		(618,924)
Wealth created by the Company		4,275,659		3,422,570		4,275,449		3,422,496
Wealth transferred to SABESP
Equity in subsidiaries		(218)		(9)		-		-
Financial income	20	219,192		567,898		219,485		568,027
		218,974		567,889		219,485		568,027
Wealth for distribution		4,494,633		3,990,459		4,494,934		3,990,523
Distribution of wealth
Employees
Salaries and wages		918,514	20.4%	884,736	22.2%	918,716	20.4%	884,775	22.2%
Benefits		308,662	6.9%	295,929	7.4%	308,672	6.9%	295,931	7.4%
Severance Indemnity Fund for Employees (FGTS)		201,903	4.5%	66,741	1.7%	201,918	4.5%	66,741	1.7%
		1,429,079	31.8%	1,247,406	31.3%	1,429,306	31.8%	1,247,447	31.3%
Taxes, fees and contributions
Federal		1,334,676	29.7%	1,124,752	28.2%	1,334,719	29.7%	1,124,770	28.2%
State		36,621	0.8%	32,713	0.8%	36,621	0.8%	32,713	0.8%
Municipal		18,896	0.4%	14,490	0.4%	18,897	0.4%	14,491	0.4%
		1,390,193	30.9%	1,171,955	29.4%	1,390,237	30.9%	1,171,974	29.4%
Lenders and lessors
Interest, exchange and currency adjustments		275,282	6.1%	1,489,967	37.3%	275,287	6.1%	1,489,968	37.3%
Rentals		26,200	0.6%	17,560	0.4%	26,225	0.6%	17,563	0.4%
		301,482	6.7%	1,507,527	37.7%	301,512	6.7%	1,507,531	37.7%
Shareholders
Interest on own capital	16(c)	394,157	8.8%	63,571	1.6%	394,157	8.8%	63,571	1.6%
Retained earnings		979,722	21.8%	-	0.0%	979,722	21.8%	-	0.0%
		1,373,879	30.6%	63,571	1.6%	1,373,879	30.6%	63,571	1.6%
Wealth distributed		4,494,633	100%	3,990,459	100%	4,494,934	100%	3,990,523	100%
The accompanying notes are an integral part of these financial statements

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo (“SABESP” or the “Company”) is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services, and supplies treated water on a bulk basis and provides sewage treatment services to other six municipalities of the Greater São Paulo Metropolitan Area.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensured universal access to water and sewage services in its marketplace, focused on the customer, and in a sustainable and competitive manner, with excellence in environmental solutions.

The company operates water and sewage services in 366 municipalities of the State of São Paulo, having temporarily discontinued operations in two of these municipalities due to court orders under ongoing lawsuits. In most of these municipalities operations are based on 30-year concession agreements. As of December 31, 2009, 82 concessions have expired and are being renegotiated. From 2010 to 2030, 80 concessions will expire, and the remaining concessions have an indefinite term. By December 31, 2009, 174 program contracts had been signed (2008 – 160 program contracts).

Management believes that all concessions terminated and not yet renewed will result in new contracts or contract extensions, and does not consider the risk of discontinuity in the provision of municipal water and sewage services. As of December 31, 2009, the carrying amount of property, plant and equipment used in the 82 municipalities under negotiation totals R$2,049 million and revenue for the year then ended totals R$876 million.

In the municipality of Santos, in the coastal region, which has a significant population, the Company operates under an authorization public deed, a situation similar to other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it.

The significant transformations in the water and sewage industry regulatory framework in 2007 generated new challenges and opportunities for SABESP. The O regulatory framework that consolidated the integration between utilities’ investments and the priorities set out by the Grantor municipalities rendered reporting more efficient and transparent, increasing security for investments.

The Company’s shares have been listed on the Novo Mercado (New Market) segment of BOVESPA (São Paulo Stock Exchange) since April 2002 and on the New York Stock Exchange (NYSE) as ADRs since May 2002.

The information on the concession area, number of municipalities, water and sewage volumes, and other related data disclosed in this report that are not derived from the financial statements is not audited by the independent auditors.

2. PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

2.1 Presentation of Financial Statements

The financial statements were approved by the Board of Directors on March 25, 2010.

The financial statements have been prepared and are presented in accordance with Brazilian accounting practices, based on the provisions of Brazilian Corporate Law and the standards set out by the Brazilian Securities and Exchange Commission (CVM).

The main accounting policies adopted in preparing these financial statements comply with the standards and guidance effective for financial statements closed as of December 31, 2009, which are consistent with the standards and guidance adopted for the close of fiscal year 2008, and are different from the standards and guidance that will be used to prepare the financial statements for the year ending December 31, 2010, as described in item 2.3 below.

The preparation of financial statements requires management to make estimates and assumptions to account for certain assets, liabilities and other transactions, as well as the amounts of revenue and expenses related to the rendering of services. Therefore, the Company’s financial statements include estimates of the useful lives of property, plant and equipment, reserves for contingent liabilities, determination of the provisions for income tax, and oter similar provisions. Actual results could differ from those estimates.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

2.2 Significant Accounting Practices

(a) Revenue from sales and services

Revenue from water supply and sewage collection are recognized as the water is consumed and services are provided. Revenues from unbilled water supply and sewage services are recorded as trade accounts receivable based on monthly estimates, so as to match revenues and expenses in the proper period.

(b) Leases

Leases of property, plant and equipment where the Company as lessor retains substantially all risks and rewards incidental to ownership are classified as finance leases. Such leases are accounted for as purchase financing, and a fixed asset and a financing liability are recognized at their inception. Property, plant and equipment purchased under finance leases are depreciated at the rates set out in note 8.

(c) Income tax and social contribution

Income tax and social contribution are calculated based on taxable income.

The rates used are 15%, plus a 10% surtax for income tax and 9% for social contribution tax and the taxes are accounted for on the accrual basis.

Deferred income tax and social contribution assets are recognized to the extent that it is probable that there will be taxable income available for the offset of temporary differences and/or tax loss carryforwards, based in future taxable income projections prepared and based on internal assumption and future economic scenarios, which are therefore subject to change.

The Company elected not to recognize deferred income tax and social contribution on the revaluation reserve of property, plant and equipment recorded through 1991.

(d) Other income and expenses

Other income and expenses are recorded on the accrual basis.

(e) Cash and cash equivalents

Consist of cash and highly liquid short-term investments, immediately convertible into cash and with insignificant risk of change in value.

(f) Financial instruments

Classification and measurement

The Company classifies its financial assets according to the following categories: measured at fair value through profit or loss, receivables, and held-to-maturity and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets when first recorded.

Financial assets calculated at fair value through profit or loss

These are financial assets held for active and frequent trading. These assets are classified as current assets. Gains or losses arising from changes in the fair value of financial assets measured at fair value through profit or loss are presented in the statement of income in ‘Financial income (expenses)’ in the period they occur, unless the instrument has been contracted in connection to another transaction. In this case, changes are recognized in the same line item of income affected by this transaction.

Loans and receivables

These comprise receivables which are nonderivative financial assets with fixed or determinable payments, not quoted in an active market. Loans and receivables are included in current assets, except for those with maturity of more than 12 months after the balance sheet date (these are classified as noncurrent assets). The Company's loans and receivables comprise trade accounts receivable, other accounts receivable and cash and cash equivalents. Loans and receivables are recorded at amortized cost, under the effective interest rate method.

Held-to-maturity assets

These are basically the financial assets that cannot be classified as loans and receivables because they are quoted in an active market. In this case, these financial assets are acquired with the intention and financial capacity for their maintenance in the portfolio up to maturity. These are stated at cost of purchase, when applicable, as income for the year, under the effective interest rate method. As of December 31, 2009 and 2008, the Company did not have financial assets classified in this category.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are included in this category or that are not classified in any other category. They are included in noncurrent assets, unless management intends to sell the investment within 12 months after the balance sheet date. Available-for-sale financial assets are recorded at fair value. Interest on available-for-sale securities, calculated under the effective interest rate method, is recognized in the statements of income as financial income. The portion related to the change in fair value is recorded against shareholders’ equity, in the equity valuation adjustments account, and it is realized against income (loss) upon its settlement or due to impairment. As of December 31, 2009 and 2008, the Company did not have financial assets classified in this category.

Fair value

Fair values of investments quoted in a public market are based on current purchase prices. For financial assets without an active market or public quotation, the Company determines fair value using valuation techniques, which consist of the use of recent transactions with third parties, the reference to other substantially similar instruments, the analysis of discounted cash flows and option pricing models, which make the makes maximum use of market inputs and relies as little as possible on entity-specific inputs.

The Company measures, at the balance sheet date, if there is objective evidence that a financial asset or a group of financial assets is impaired. When there is such evidence for available-for-sale financial assets, the cumulative loss – measured as the difference between the cost of purchase and current fair value minus any impairment loss on this financial asset previously recognized in profit or loss - is transferred from equity to the statement of income.

(g) Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable, except for agreements on refinanced amounts, do not take into consideration financial charges, monetary restatement or fines.

The allowance for doubtful accounts is recorded in an amount considered sufficient by management to cover probable losses on the realization of receivables and management does not expect to incur in additional losses on such accounts receivable, especially from municipal governments. The allowance is set up on bills from R$5 to R$30, past due for more than 360 days. Bills exceeding R$30 past due for more than 360 days and in the process of judicial collection are also provided against. The amount thus determined is adjusted when it is excessive or insufficient, based on the analyses of the history of receipts, taking into consideration the expectation of recovery in the different categories of customers. Amounts up to R$5 and past due for more than 180 days are written off against income.

(h) Inventories

Inventories of supplies for consumption and maintenance of the water and sewage systems are stated at the lower of average cost of acquisition or realizable value, and are classified in current assets. Inventories for investments are classified in property, plant and equipment and recorded at average cost of acquisition.

(i) Investments

Investments in Sesamm are recorded and evaluated based on the equity accounting method, recognized in income for the year as operating income (or expenses). For the purposes of calculating the equity share of in earnings of the subsidiary, unrealized gains or transactions between the Company and its investee are eliminated in proportion to the Company’s investment; unrealized losses are also eliminated, unless the transaction presents evidence of impairment of the transferred asset.

The accounting policies applied by Sesamm are consistent with the accounting policies adopted by the Company.

(j) Foreign currency translation

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

Foreign currency-denominated transactions are translated into Brazilian reais using the exchange rates prevailing at the transaction dates. Balance sheet accounts are translated at the exchange rate prevailing at balance sheet date. Exchange gains and losses arising on the settlement of these transactions and the translation of foreign currency-denominated cash assets and liabilities are recognized in the statement of income.

(k) Property, plant and equipment

Stated at cost, monetarily adjusted through December 31, 1995, combined with the following:

Depreciation is calculated using the straight-line method, at the annual rates mentioned in note 8.

The Company’s management opted to maintain the revaluation reserve until its actual realization.

The revaluation of property, plant and equipment items, carried out in two stages in 1990 and 1991, was based on an appraisal report issued by independent appraisers and is recorded as a contra-entry to the Revaluation Reserve in Shareholders’ Equity, realized through depreciation, sale, and disposal of the respective assets, as a credit to ‘Retained earnings’. Therefore, the Company adopted the restated residual amount as of December 31, 2008 as the new cost of property, plant and equipment.

Borrowing costs of loans and financing for construction in progress are allocated to the costs of the assets.

Donations of property, plant and equipment received from third parties and government entities to enable the Company to provide water supply and sewage services are recorded in property, plant and equipment as a contra entry to revenue.

Construction in progress projects are recorded at cost and are mainly related to construction projects contracted with third parties.

Improvements made in the existing assets are capitalized and the expenses on maintenance and repairs are recorded in income and expensed when incurred. Materials allocated to specific projects are added to construction in progress.

(l) Intangible assets

From 1999 to 2006, the acquisition of concession rights from third parties has been accounted for at the amount determined in economic and business valuation reports issued by independent experts. The renewals arising from the new regulatory framework were carried out based on program contracts. Upon renewal of certain program contracts, the Company assumed commitments to financially participate in social and environmental sanitation actions. These commitments are recorded in intangible assets and are amortized over the program contract term, which is mostly 30 years.

(m) Loans and financing

Borrowings are initially recognized at fair value, upon receipt of funds, net of transaction costs. Subsequently, borrowings are stated at amortized cost, i.e., plus charges and interest prorated to the period incurred.

Nonconvertible debentures are recognized in a similar manner to borrowings.

(n) Payroll and related charges

Salaries include an accrual for vacations and the 13th salary and additional payments negotiated in collective labor agreements plus related charges and are recorded on the accruals basis.

(o) Profit sharing

The accrual for profit sharing is recorded on the accruals basis as operating expenses.

(p) Reserves for contingencies and judicial deposits

These are restated through the balance sheet dates using the probable amount of losses, determined based on their nature and the opinion of the Company’s legal advisors. For financial statement presentation purposes, the reserve for contingencies and judicial deposits are stated net of the related judicial deposits.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

The bases and the nature of the reserves for civil, tax, labor and environmental risks are described in note 15.

Judicial deposits not linked to related liabilities are recorded in noncurrent assets and monetarily restated.

(q) Environmental costs

Costs related to ongoing environmental programs are expensed as incurred. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company’s activities.

(r) Pension plan

Liabilities from defined benefit pension plan correspond to the present value of the defined benefit obligation at balance sheet date, less the fair value of the plan’s assets, adjusted by actuarial gains or losses, and past service costs. The defined benefit obligation is calculated on annual basis by independent actuaries, using the projected unit credit method. The estimated future cash outflows is discounted to its present value, using the interest rates of Government bonds with maturities that approximate the maturity of the related liability.

Actuarial gains and losses arising from changes in actuarial assumptions and amendments to pension plans are expenses or credited to income based on the average remaining length of service of the related employees.

(s) Interest on own capital

The Company uses the tax benefits of distributing dividends as interest on own capital, as permitted by Law. This interest is accounted for in accordance with Law 9249/95 for tax deductibility purposes, limited to the daily pro rata fluctuation of the Long-term Interest Rate (TJLP). The benefit attributable to shareholders is recognized in shareholders' equity.

(t) Present value

Long-term assets and liabilities, when applicable, are discounted to present value using discount rates that reflect our best estimate.

(u) Recovery of assets

Property, plant and equipment and other noncurrent assets, are reviewed to identify evidence of impairment annually, and also whenever events or alterations in the circumstances indicate that the carrying amount may not be recoverable. In this case, the recoverable value is calculated to check if there is any impairment. Impairment losses are recognized for the amount by which the carrying amount of an asset exceeds its recoverable value, which is the higher of net sales price and the value in use of an asset. For measurement purposes, assets are grouped in the lowest level for which there are separately identifiable cash flows.

2.3 Standards and interpretations not yet in effect

The standards and interpretations listed below have been issued and effective for annual reporting periods starting on of after January 1, 2010. In addition, other standards and interpretations were issued that change the accounting policies generally accepted in Brazil, as part of the convergence with international accounting standards. The standards below are those that can (or should) materially impact our financial statements. Under the new standards, the 2009 figures presented herein should be restated for comparative purposes on the presentation of the financial statements for the year ended December 31, 2010. The Company did not elect the early adoption of these standards for the year ended December 31, 2009.

(a) Standards

CPC 16 Inventories, approved by CVM Resolution 575, of June 5, 2009.

Determination of cost of maintenance inventories, subsequent recognition as an expense, including any write-down to net realizable value.

CPC 20 Borrowing Costs, approved by CVM Resolution 577, of June 5, 2009.

Treatment of borrowing costs and possibility of including them in assets when attributable to the acquisition, construction or production of a qualifying asset.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

CPC 22 Operating Segments, approved by CVM Resolution 582, of July 31, 2009. Prescribes the need to disclose information by operating segment of the Company.

CPC 25 Provisions, Contingent Liabilities and Contingent Assets, approved by CVM Resolution 594, of September 15, 2009.

Ensure that appropriate recognition criteria and measurement bases are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount.

CPC 26 Presentation of Financial Statements, approved by CVM Resolution 595, of September 15, 2009. Prescribes the basis for presentation of financial statements by setting out overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content.

CPC 27 Property, Plant and Equipment, approved by CVM Resolution 619, of December 22, 2009. Prescribes the accounting treatment for property, plant and equipment as regards their recognition, measurement, depreciation, and impairment losses.

CPC 30 Revenue, approved by CVM Resolution 597, of September 15, 2009.

Prescribes the accounting treatment of revenue arising from certain types of transactions and events.

CPC 32 Income Taxes, approved by CVM Resolution 599, of September 15, 2009. Prescribes the accounting treatment for income taxes.

CPC 33 Employee Benefits, approved by CVM Resolution 600, of October 7, 2009. Prescribes the accounting and disclosure for employee benefits.

CPC 36 Consolidated Financial Statement, approved by CVM Resolution 608, of November 26, 2009. Prescribes the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent.

CPC 37 First-time Adoption of International Financial Reporting Standards, approved by CVM Resolution 609, of December 22, 2009.

Ensure the first financial statements of an entity prepared under International Financial Reporting Standards issued by the International Accounting Standards Board (IASB), hereinafter referred to as IFRSs, and its interim financial reports for part of the period covered by those financial statements, contain high quality information.

CPC 38 Financial Instruments: Recognition and Measurement, approved by CVM Resolution 604, of November 19, 2009.

Establishes principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell nonfinancial items.

CPC 39 Financial Instruments: Presentation, approved by CVM Resolution 604, of November 19, 2009. Establishes principles for presenting financial instruments as liabilities or equity and for offsetting financial assets and financial liabilities.

CPC 40 Financial Instruments: Disclosures, approved by CVM Resolution 604, of November 19, 2009. Requires disclosure of: (a) the significance of financial instruments for an entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the end of the reporting period, and how the entity manages those risks.

(b) Interpretations

ICPC 01 Service Concession Arrangements, approved by CVM Resolution 611, of December 22, 2009.

ICPC 08 Accounting for Proposed Dividends, approved by CVM Resolution 601, of October 7, 2009.

ICPC 09 Individual, Separate and Consolidated Financial Statements, and Application of the Equity Method of Accounting, approved by CVM Resolution 618, of December 22, 2009.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

ICPC 10 Clarifications of CPC 27 and CPC 28, approved by CVM Resolution 619, of December 22, 2009. ICPC 11 Transfers of Assets from Customers, approved by CVM Resolution 620, of December 22, 2009.

(c) Impact estimate

The Company is assessing the potential impacts arising from these pronouncements, interpretations and guidance, which can have a material impact of financial statements for the year ended December 31, 2009 to be presented comparatively with the financial statements for the year ending December 31, 2010, and the following annual reporting periods.

3. CASH AND CASH EQUIVALENTS

	PARENT COMPANY		CONSOLIDATED
	2009	2008	2009	2008
Cash and banks	98,309	77,993	98,368	81,638
Cash equivalents	671,124	544,066	672,640	544,094
	769,433	622,059	771,008	625,732

4. TRADE ACCOUNTS RECEIVABLE

(a) Balance sheet balances

	PARENT COMPANY AND CONSOLIDATED
	2009	2008
Private sector:
General and special customers (i) (ii)	776,040	736,000
Agreements (iii)	261,139	273,586
	1,037,179	1,009,586
Government entities:
Municipal	569,655	521,729
Federal	2,871	28,252
Agreements (iii)	143,575	145,767
	716,101	695,748
Bulk sales – Municipal governments: (iv)
Guarulhos	411,774	400,210
Mauá	190,153	163,015
Mogi das Cruzes	14,188	16,495
Santo André	428,227	375,345
São Caetano do Sul	3,410	3,363
Diadema	134,992	115,940
Total bulk sales – Municipal governments	1,182,744	1,074,368

Unbilled supply	364,480	309,805
Subtotal	3,300,504	3,089,507
Allowance for doubtful accounts	(1,854,231)	(1,633,289)

Total	1,446,273	1,456,218

Current	1,179,730	1,129,746
Noncurrent (v)	266,543	326,472

(i) General customers – residential and small and mid-sized companies.

(ii) Special customers – large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements – installment payments of past-due receivables, plus monetary restatement and interest.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

(iv) Bulk Sales - municipal governments – This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final consumers. Some of these municipalities are questioning in court the tariffs charged by SABESP and do not pay for the amounts in dispute. The amounts past due, which are substantially included in the allowance for doubtful accounts, are classified in long-term receivables pursuant to the changes below:

	PARENT COMPANY AND CONSOLIDATED
	2009	2008
Balance at beginning of year	1,074,368	961,184
Revenue for services provided	332,975	314,288
Receipts – services in the current year	(164,266)	(135,347)
Receipts – services in previous years	(60,333)	(65,757)
Balance at end of year	1,182,744	1,074,368
Current	68,898	51,384
Noncurrent	1,113,846	1,022,984

(v) The noncurrent portion consists of trade accounts receivable that are past due and renegotiated with customers and amounts past due related to bulk sales to municipal governments and is recorded in the allowance for doubtful accounts.

(b) The aging of trade accounts receivable is as follows

	PARENT COMPANY AND CONSOLIDATED
	2009	2008
Current	1,002,506	949,209
Past-due:
Up to 30 days	160,979	131,542
From 31 to 60 days	68,247	73,370
From 61 to 90 days	47,349	46,708
From 91 to 120 days	51,887	38,413
From 121 to 180 days	56,845	66,267
From 181 to 360 days	112,472	128,033
Over 360 days	1,800,219	1,655,965
Total	3,300,504	3,089,507

(c) Allowance for doubtful accounts

(i) Changes in the allowance during the year were as follows:

	PARENT COMPANY AND CONSOLIDATED
	2009	2008
Previous balance	1,633,289	1,314,671

Private sector/government entities	30,105	99,370
Bulk sales	190,837	219,248

Additions for the year	220,942	318,618
Balance	1,854,231	1,633,289

Current	852,420	778,238
Noncurrent	1,001,811	855,051

(ii) In income

The Company accounted for probable losses on accounts receivable in 2009 totaling R$295,799, of which R$74,857 (net of recoveries) were written off from accounts receivable (in 2008 – R$17,646), under ‘Selling expenses’. In 2008, these losses amounted to R$336,264.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

5. RELATED-PARTY BALANCES AND TRANSACTIONS

The Company is a party to transactions with its controlling shareholder, the São Paulo State Government, and companies related to it.

(a) Accounts receivable, interest on own capital and operating revenue with the São Paulo State Government

	PARENT COMPANY AND CONSOLIDATED
	2009	2008
Accounts receivable
Current:
Water and sewage services (i)	82,278	113,642
Gesp Agreement (iii), (iv) and (v)	26,181	28,256
Allowance for losses (v)	(12,389)	-
Reimbursement of additional retirement and
pension benefits – Agreement (ii) and (vi)	25,494	23,050
Reimbursement of additional retirement and
pension benefits paid - Monthly flow (ii) and (vi)	14,423	45,183
Total current	135,987	210,131
Long term:
Water and sewage services - Gesp Agreement (iii)
(iv) and (v)	73,414	92,396
Reimbursement of additional retirement and
pension benefits paid – Controversial (ii) and (vi)	471,591	409,079
Allowance for losses – Controversial (vii)	(471,591)	(409,079)

Reimbursement of additional retirement and
pension benefits – Agreement (ii) and (vi)	186,951	192,077
Reimbursement of additional retirement and
pension benefits – Reservoir (ii) and (vi)	696,283	696,283
Total noncurrent	956,648	980,756
Total receivables from shareholder	1,092,635	1,190,887

Provision of water and sewage services	169,484	234,294
Reimbursement of additional retirement and
pension benefits	923,151	956,593
	1,092,635	1,190,887

Interest on own capital payable	198,099	148,861

Gross revenue from sales and services
Water sales	193,771	186,286
Sewage services	164,532	157,349
Receipts	(349,983)	(281,823)

Financial income	73,927	62,179

(i) Water and sewage services

The Company provides water supply and sewage collection services to the State Government and other companies related to it in accordance with usual market terms and conditions, except for the settlement of receivables, which may be realized in the conditions mentioned in items (iii), (iv) and (v).

(ii) Reimbursement of additional retirement and pension benefits paid

Refers to amounts of supplementary retirement and pension benefits provided for in State Law 4819/58 (“Benefits”) paid by the Company to former employees and their survivors.

Under the Agreement referred to in (iii), Gesp recognizes its liability from charges arising from the Benefits, provided that the payment criteria set forth by the State Department of Personnel (DDPE), based on legal guidance of the Legal Consultancy of the Department of Finance and of the State Attorney General’s Office (PGE), are followed.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

As presented in item (vi), some differences associated with the criteria used by the Company for the calculation and eligibility of the benefits were found during the validation performed by Gesp of the amounts due to the Company related to the benefits.

As of December 31, 2009 and 2008, 2,597 and 2,604 retired employees, respectively, received additional retirement benefits, and for the years ended December 31, 2009 and 2008, the Company paid R$116,082 and R$110,763, respectively. There were 91 active employees as of December 31, 2009 who will be entitled to these benefits as a result to their retirement as compared with 143 as of December 31, 2008.

In January 2004, the payments that supplement retirement and pension benefits were transferred to the Department of Finance and would be made in accordance with the calculation criteria determined by the PGE. As a result of a court decision, the liability for the payments returned to SABESP, as originally established.

(iii) Gesp Agreement

On December 11, 2001, the Company, the São Paulo State Government (through the State Department of Finance Affairs, currently Department of Finance) and the Water and Electricity Department (DAEE), with the intermediation of the State Department of Sanitation and Energy (former Department of Water Resources, Sanitation and Construction Works), entered into the Obligations, Payment Commitment and Other Covenants Acknowledgement and Consolidation Agreement (“Gesp Agreement”) for the settlement of outstanding debts between Gesp and the Company related to the provision of water supply and sewage services and to the Benefits.

The total agreement amounted to R$678,830, at historical amounts, R$320,623 of which refers to additional retirement and pension benefits in the period from March 1986 to November 2001, and (ii) R$358,207 arising from the provision of water supply and sewage collection services, billed and past due since 1985 until December 1, 2001, but not paid by Gesp.

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs for ensuring and maintaining the Upper Tietê water volume, the Company agreed to receive them as partial repayment of the reimbursement related to the Benefits. The DAEE would transfer the Reservoirs to the Company, replacing the amount owed by Gesp.

However, the São Paulo State Public Prosecution Office challenged the legal validity of this agreement, and its main argument is the absence of a specific legislative authorization for disposal of DAEE’s assets. The Company’s legal advisors assess the risk of loss in this lawsuit as probable, if the legislative authorization is not obtained, thus would hinder the transfer of the related reservoirs as a partial settlement of the balance receivable.

The balances of water supply and sewage collection services were included in the First and Second Amendments as described in items (iv) and (v) below. The balances related to the reimbursement of additional retirement and pension benefits were included in the Commitment Agreement between São Paulo State and SABESP, as described in items (vi) and (vii) below.

(iv) First Amendment to the Gesp Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original Gesp Agreement, (1) consolidating and recognizing the amounts due by the State Government for water supply and sewage collection services provided, monetarily adjusted through February 2004; (2) formally authorizing the offset of amounts due by the State Government with interest on capital declared by the Company and any other debit existing with the State Government as of December 31, 2003, monetarily adjusted until February 2004; and (3) defining the payment conditions of the remaining liabilities of the State Government for the receipt of the water supply and sewage collection services.

Pursuant to the Amendment, the State Government recognized the amounts due to the Company for services water supply and sewage collection services provided until February 2004 totaling R$581,779, including monetary restatement based on the Benchmark Interest Rate (TR) at the end of each year until February 2004. The Company recognized amounts payable to the State Government related to interest on own capital totaling R$518,732, including (1) amounts declared and paid related to years prior to 2003 (R$126,967), (2) monetary restatement of these amounts based on the annual fluctuation of the Consumer Price Index (IPC/Fipe) until February 2004 (R$31,098); and (3) amounts declared and due related to 2003 (R$360,667).

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

The remaining liability was to be paid in monthly installments from May 2005 to April 2009, monetarily restated by the Extended Consumer Price Index (IPCA/IBGE), plus monthly interest of 0.5%.

The Amendment to the Gesp Agreement does not provide for amounts due by the State Government related to the additional retirement and pension plan benefits paid on behalf of the State Government by the Company, which are still subject to the terms of the original Gesp Agreement.

(v) Second Amendment to the Gesp Agreement

On December 28, 2007, the Company and the State Government, by means of the Department of Finance, signed the second amendment to the terms of the original Gesp Agreement, (1) agreeing upon the payment in installments of the remaining balance of the First Amendment, amounting to R$133,709 (on November 30, 2007), to be paid in 60 monthly and consecutive installments of the same amount, the first of which fell due on January 2, 2008. The amount of the installments will be monetarily restated according to the fluctuation of the IPCA-IBGE, plus interest of 0.5% per month. The balance of this agreement, the installments of which have been paid monthly, includes the amount of R$46,244, which the State does not recognize as due. SABESP’s understanding differs from that of the State regarding this amount and does admit the review of these previously agreed-upon amounts without the supported and unequivocal demonstration of the lack of related support between the amounts presented by SABESP and the services effectively provided. (2) as regards past-due and unpaid accounts in the period March 2004 to October 2007, arising from the provision of water and sewage services totaling R$256,608, of which we received R$236,126 and R$8,093 were transferred to another debtor, and R$12,389, referring to disputed validation, were submitted to São Paulo State Sanitation and Power Regulatory Agency (ARSESP) are under analysis. To date, differences regarding the debtor but not the amount of the debt have been identified. In the event of the change of the entity responsible for paying the bill, SABESP will transfer the charge to the corresponding Entity. (3) The interest on own capital due by SABESP to the State, related to the period from March 2004 to December 2006, totaling R$400,823, restated between June 2007 and November 2007, based on the Selic (central Bank overnight rate), was paid in the period from January to March 2008. (4) The State and SABESP agreed on immediately resuming the compliance with their mutual obligations under new assumptions: (a) implementation of an electronic bill management system to facilitate and speed up the monitoring of payment processes and budget management procedures; (b) structuring of the Rational Water Use Program (PURA) to rationalize the consumption of water and the amount of the water and sewage bills under the responsibility of the State; (c) establishment, by the State, of criteria for budgeting so as to avoid the reallocation of amounts to a specific water and sewage accounts as from 2008; (d) possibility of registering state bodies and entities in a delinquency system or reference file; (e) possibility of interrupting water supply to state bodies and entities in the case of nonpayment of water and sewage bills.

Approximately 98% of the billing from November 2007 to December 2009 has already been paid by the State Government.

(vi) Third Amendment to the Gesp Agreement

Gesp, SABESP and DAEE signed the Third Amendment to the Gesp Agreement on November 17, 2008, through which Gesp recognized a debt balance payable to SABESP totaling R$915,251, monetarily adjusted up to September 2008 in accordance with the fluctuation of the IPCA-IBGE, corresponding to the Undisputed Reimbursement, determined by FIPECAFI. SABESP accepted on a provisional basis the reservoirs as part of the payment of the Undisputed Reimbursement and offered to Gesp a provisional settlement, recognizing a credit totaling R$696,283, corresponding to the value of the reservoirs. The final settlement will only be effected with the actual transfer of the property with the proper Registry of Deeds Office. The outstanding balance totaling R$218,967 is being paid in 114 monthly, consecutive installments, totaling R$1,920 each, including the annual IPCA/FIPE fluctuation, plus interest of 0.5% p.m., the first of which fell due on November 25, 2008.

The Company and the State Government are working together on obtaining a legislative authorization to transfer the reservoirs to SABESP, overcoming the uncertainties arising from the public lawsuit mentioned in item (iii). The reservoirs will be transferred to the Company after the publication of the legislative authorization.

In addition, the Third Amendment provides for the regularization of the monthly flow of benefits. While SABESP is liable for the flow of monthly payment of benefits, the State shall reimburse SABESP based on criteria identical to those applied when determining the Undisputed Reimbursement. Should there be no preventive court decision, the State will assume the flow of the portion of monthly payments of benefits deemed as undisputed.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

(vii) As mentioned b above on November 17, 2008 the Company and the State signed the Third Amendment to the GESP Agreement, when the reimbursements called disputed and undisputed were quantified. This amendment established the efforts to calculate the so-called Disputed Reimbursement of the Benefits. Under clause four (4) of the amendment, the Disputed Reimbursement represents the difference between the Undisputable Reimbursement and the amount actually paid by the Company as Pension benefits and survivors’ pensions set out in Law 4819/58, for which, the Company understands, the State of São Paulo is originally liable, but paid by SABESP by May 2008, under a court order.

By entering into the Third Amendment, the State’s Legal Representative (“PGE”) agreed to reassess the differences that gave rise to the disposed reimbursement of benefits set out in Law 4819/58. At the time, this expectation was based on the willingness of the PGE to reanalyze the issue and the implied right of the Company to the reimbursement, including based on opinions from outside legal advisors.

However, new opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010 refute, once again, the reimbursement of the largest portion of this amount. As a result, management changed its understanding on the receipt of the Disputed Reimbursement after direct negotiations with the State.

Even though the negotiations with the State are still in progress, it is no longer possible to assure that the Company will recover the receivables related to the Disputed Reimbursement an amicable manner.

SABESP shall not waive the receivables from the State to which the Company considers itself to be legally entitled. Accordingly, it will take all possible actions to resolve the issue at all technical and court levels. Should this dispute persist, the Company will take all the necessary actions to protect the Company’s interests.

In this context, the Company’s management decided to recognize net income for 2008 an allowance for the impairment of the disputed reimbursement. As of December 31, 2009, this allowance totals R$471,591. As a result of the recognition of this allowance, we also recognized the obligation related to the actuarial commitment maintained with the beneficiaries, whose right as it is paid by SABESP is for now denied by the State. As of December 31, 2009, the obligation totals R$518,027 (2008 – R$535,435). For detailed information on the actuarial obligation refer to note 13.

(b) Cash and cash equivalents

The Company’s cash and cash equivalents with financial institutions controlled by the State Government amounted to R$722,170 and R$579,750 as of December 31, 2009 and 2008, respectively. The financial income arising from these investments totaled R$73,927 and R$62,179 in the years ended December 31, 2009 and 2008, respectively. The Company must, pursuant to a State Decree, invest its surplus resources with financial institutions controlled by the State Government.

(c) Agreements for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs; should these reservoirs not be available for use to the Company, there could be the need to collect water from more distant places. The Company does not pay any fee for the use of these reservoirs but it is responsible for their maintenance and operating costs.

(d) Agreements with lower tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA).

The Company has signed agreements with government entities related to the State Government and municipalities where it operates involving approximately 6,803 properties that benefit from a reduction of 25% in the tariff of water supply and sewage collection services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in the consumption of water.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

(e) Guarantees

The State Government provides guarantees for some loans and financing of the Company and does not charge any fee with respect to such guarantees.

(f) Sesamm

On August 15, 2008, as part of its growth process, the Company, together with the companies OHL Médio Ambiente, Inima S.A.U. Unipersonal (a “Inima”), Técnicas y Gestión Medioambiental S.A.U. (a “TGM”) and Estudos Técnicos e Projetos ETEP Ltda. (“ETEP”) incorporated the company Sesamm – Serviços de Saneamento de Mogi Mirim S/A (“Sesamm” or the “Subsidiary”), which is engaged in the provision of complementary services to the sewage diversion system and implementing and operating a sewage treatment system in the municipality of Mogi Mirim, including the disposal of generated solid waste, as described in note 7.

(g) Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed.

In 2009, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$5,359 (2008 - R$5,503).

In the same period, the expenses related to personnel assigned by other entities to SABESP totaled R$335 (2008 - R$1,267).

(h) Services obtained from state government entities

As of December 31, 2009, SABESP had an outstanding amount payable of R$10,384 for services rendered by São Paulo state government entities, including the supply of electric power by Companhia Energética de São Paulo – CESP, which corresponds to 86% of the balance payable.

Expenses related to construction works performed by DAEE amount to R$11,135.

(i) Non operating assets

As of December 31, 2009 and 2008, the Company had an amount of R$26,479 mainly related to free land leased to the associations, support entities, non–governmental organizations and to DAEE (Water and Electricity Department), among others. The free land leased to DAEE amounts to R$2,289.

(j) Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação SABESP de Seguridade Social - Sabesprev. The net actuarial liability recognized as of December 31, 2009 amounts to R$480,103 (2008 - R$419,871).

Management is making efforts to ensure the State maintains payments with respect to transactions with related parties.

6. INDEMNITIES RECEIVABLE

Indemnities receivable are a noncurrent asset that represents amounts receivable from the Municipalities of Diadema and Mauá as an indemnity for their unilateral termination of the concessions for water supply and sewage collection services of the Company in 1995. As of December 31, 2009 and 2008, this asset totaled R$146,213 and R$148,794 (nominal amounts), respectively.

Due to these concession agreements, the Company invested in the construction of water and sewage systems in those municipalities in order to meet its concession service commitments. For the unilateral termination of the Diadema and Mauá concessions, the municipalities assumed the responsibility of supplying water and sewage services in those regions. At that time, the Company reclassified the balances of property, plant and equipment related to the assets used in those municipalities to noncurrent assets (indemnities receivable).

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

The net book value of property, plant, and equipment relating to the municipality of Diadema, reclassified in December 1996, amounted to R$75,231, and the indemnity balance from the municipality amounted to R$60,295 (2008 - R$62,876).

The net book value of property, plant, and equipment relating to the municipality of Mauá, reclassified in December 1999, totaled R$103,763, and the indemnities receivables the municipality totaled R$85,918.

The Company’s right to recover these amounts have been challenged by the municipalities.

SABESP filed lawsuits to collect the amounts due by the municipalities. With respect to Diadema, the decision of the lower court judge was unfavorable to SABESP, which filed an appeal in November 2000. In December 2005, SABESP’s appeal to have the agreement entered into with the municipality of Diadema declared valid was partially accepted. Even though this Municipal Government filed appeals against this decision, they were all denied and a o final and unappealable decision was issued in April 2009. In December 2007, the decision that accepted the execution of the Companhia de Saneamento the Diadema –Saned was rendered, ordering this company to be summoned to pay the full amount of the debt within 15 days under the penalty of fine. Saned filed an interlocutory appeal against the decision but the appeal was rejected by the Court of Justice in June 2008. The judge approved the seizure of cash from Saned’s bank accounts and short-term investments (online seizure) of up to 10% of the adjusted debt. An appeal was filed against this decision, but the Appellate Court upheld the final and unappealable decision. R$2,919 were seized and withdrawn on March 3, 2009. Subsequently, the Court of Justice issued an injunction determining the seizure through weekly deposits by Saned in the amount corresponding to 20% of everything received in its bank accounts and short-term investments. This injunction was confirmed in sentence of the Court of Justice, which can still be appealed.

On December 29, 2008, Saned and the City of Diadema entered into a Letter of Intent with the São Paulo State and SABESP for the purpose of preparing studies and conducting negotiations to guide Diadema’s and SABESP’s decisions, aiming to establish SABESP as the exclusive provider of water supply and sewage collection services for the City of Diadema.

The parties agree that the settlement of the existing conflicts between the companies is indispensable for the proper development of the public utility services of water supply and sewage collection in the municipality of Diadema.

In January 2009, the parties filed a joint petition requesting the suspension of new seizures, for a three-month period, trying to enable an agreement. The suspension was confirmed by the Tax Court. As the settlement on which a possible agreement will be based was maintained, the suspension request was renewed in April 2009, October 2009, and January 2010.

With respect to Mauá, a lower court decision demanded this Municipality to pay the amount of R$153.2 million as a compensation for loss of profits. In April 2005, the City of Mauá filed an appeal against this decision. On July 2006, the decision was converted into a measure consisting of an expert clarification on the amount of the indemnity for loss of profits. The clarification was provided on December 2007, and the expert confirmed the amount of the loss of profits determined by the lower court. In August 2008, the Court of Justice decided for the integral maintenance of the lower court decision. The Municipal Government of Mauá filed special and extraordinary appeals against the decision that confirmed the sentence to indemnify Sabesp. Both appeals were denied by the Court of Justice, which led to the filing of a bill of review with the Superior Court of Justice and Federal Supreme Court.

Based on the opinion of its legal advisors, management continues to state that the Company is entitled to receive the amounts related to the indemnity and continues to monitor the status of the lawsuits.

7. INVESTMENTS

	2008	Equity share of results of in subsidiaries	2009
Sesamm	3,832	(218)	3,614
Other	720	-	720
Total	4,552	(218)	4,334

On August 15, 2008, the company Sesamm – Serviços de Saneamento de Mogi Mirim S/A was incorporated for a period of 30 years, from the date the concession agreement with the municipality was executed, for the purpose of providing complementary services to the sewage diversion system and implementing and operating a sewage treatment system in the municipality of Mogi Mirim, including the disposal of generated solid waste.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

Sesamm’s capital as of December 31, 2009, totaling R$ 10,669, is represented by 10,669,549 registered shares without a par value, and SABESP holds 36% of its equity interest.

The Company entered into an agreement which provides veto power for certain situations together with Médio Ambient Inima S/A.

8. PROPERTY, PLANT AND EQUIPMENT

		PARENT COMPANY

	2009			2008

	Adjusted	Accumulated
	cost	depreciation	NET	NET
In use
Water systems:
Land	952,163	-	952,163	954,919
Buildings	2,682,852	(1,716,902)	965,950	1,055,391
Connections	1,019,636	(446,680)	572,956	594,865
Water meters	304,139	(155,852)	148,287	146,339
Networks	3,488,399	(1,187,959)	2,300,440	2,311,790
Wells	183,334	(105,179)	78,155	84,485
Equipment	573,424	(401,513)	171,911	169,713
Other	17,744	(14,048)	3,696	2,710
	9,221,691	(4,028,133)	5,193,558	5,320,212
Sewage systems:
Land	346,382	-	346,382	347,151
Buildings	1,647,682	(743,323)	904,359	899,405
Connections	947,533	(443,408)	504,125	514,481
Networks	5,741,254	(1,436,306)	4,304,948	4,224,754
Equipment	621,009	(458,691)	162,318	156,731
Other	2,625	(1,960)	665	2,044
	9,306,485	(3,083,688)	6,222,797	6,144,566
General use:
Land	91,452	-	91,452	107,696
Buildings	135,550	(92,473)	43,077	53,204
Transportation equipment	141,811	(121,625)	20,186	19,217
IT equipment	117,403	(73,503)	43,900	35,246
Furniture, fixtures and equipment	248,704	(133,038)	115,666	124,093
Land used	20,488	-	20,488	20,556
Assets by third parties	8,411	(2,488)	5,923	5,923
	763,819	(423,127)	340,692	365,935
Subtotal in use	19,291,995	(7,534,948)	11,757,047	11,830,713

Construction in progress:
Water systems	1,507,673	-	1,507,673	884,099
Sewage systems	2,166,018	-	2,166,018	1,628,289
Other	10,318	-	10,318	7,400
Subtotal in progress (d)	3,684,009	-	3,684,009	2,519,788

Grand total	22,976,004	(7,534,948)	15,441,056	14,350,501

The consolidated balance totals R$15,443,211, where the R$2,140 difference refers to sewage treatment projects and the R$15 difference basically represents furniture, fixtures and equipment.

In 2009, we reclassified to intangible assets some property, plant and equipment items to improve their presentation. The reclassified items refer to the renewals of concession agreements under program contracts.

These reclassifications were retrospectively applied to 2008 for comparability purposes. The R$14,926,433 total disclosed in 2008 decreased to R$14,350,501 after the reclassifications.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

Property, plant and equipment represent assets used in the provision of water supply and sewage collection services in 352 municipalities. SABESP is both the owner and the manager of the assets arising from agreements negotiated based on economic and financial reports and program contracts.

The concession agreements provide for the assets to be handed over to the concession grantor at the end of the term, which will be reimbursed at residual amount or fair value, pursuant to each agreement provisions. In the program contracts, the reimbursement will correspond to the present value of the cash flows for the remaining period on the date services are resumed, monetarily restated, plus interest to the date of actual payment.

(a) Depreciation

Review and adjustment of estimated useful lives

The Company analyzed its property, plant and equipment to review and adjust the estimated useful lives used in the calculation of depreciation. For this analysis, the Company engaged a specialized company, which issued a valuation report. The appraiser considered the Company’s operating planning for the coming years, our background and the items, maintenance and use levels, outside benchmarks, such available technology, manufacturers’ recommendations and manuals, and the assets’ life span to prepare its report. The new estimated remaining useful lives of property, plant and equipment items, compared with the current estimated useful lives, is shown in the table below, and has been prospectively accounted for beginning January 1, 2009.

	Current rates
Property, plant and equipment items	2009	2008
Buildings	2%	4%
Connections	2%	5%
Water meters	10%	10%
Networks	2%	2%
Wells	5%	5%
Equipment	5%	10%
Transportation equipment	10%	20%
Furniture and fixtures	6.7%	10%

The effects of this study in 2009 resulted in a R$45,018 decrease of depreciation allocated to the operating costs and expenses.

(b) Disposals of property, plant, and equipment

(i) In 2009, the Company wrote off property, plant and equipment items totaling R$43,090, which resulted in a total loss of R$22,852 (2008 - R$20,632). Of the total loss, R$15,650 (2008 - 12,105) refers to items in use, due to obsolescence, theft and misplacements, R$6,899 (2008 – 8,527) to discontinued construction, unproductive wells and projects considered economically unfeasible, and R$303 to loss on sale of part of the land of the Theodoro Ramos water treatment plant (WTA).

(ii) In 2008, the Company recorded losses on property, plant and equipment totaling R$137,346 referring to leasehold improvements (DAEE – Sistema Produtor Alto Tietê).

(c) Capitalization of interest and financial charges

The Company capitalized interest and monetary restatement, including exchange rate changes, in property, plant and equipment totaling R$143,985 in the year ended December 31, 2009, (2008 –R$219,430) and during this period these assets were presented as construction in progress.

(d) Construction in progress

Construction in progress refers mainly to new projects and operating improvements and is represented by:

	PARENT COMPANY

	2009	2008
Water systems:
Networks and connections	447,246	276,793
Transmission	65,120	21,439
Water treatment	291,677	86,053
Sub-transmission	535,125	337,222

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

Production and storage	131,617	114,638
Other	36,888	47,954
Total water systems	1,507,673	884,099
Sewage systems:
Collection	1,527,401	1,223,576
Treatment	547,785	284,560
Other	90,832	120,153
Total sewage systems	2,166,018	1,628,289
Other	10,318	7,400
Total	3,684,009	2,519,788

The consolidated balance totals R$3,686,149, and the difference of R$2,140 is represented by sewage treatment projects.

The estimated disbursements related to already contracted investments total approximately R$3,741 million for the years from 2010 to 2015 (unaudited).

(e) Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-parties’ properties, and the owners of these properties will be compensated either amicably or through the courts.

The amount of compensation to be paid starting in 2010 is estimated at approximately R$526 million (unaudited) which will be paid with the company’s own funds. The assets to be received as a result of these negotiations will be recorded as property, plant, and equipment after the transaction is completed. In 2009, the amount related as expropriations was R$6,244 (2008 – R$11,004).

(f) Assets pledged as guarantee

As of December 31, 2009 and 2008, the Company had assets totaling R$249,034 offered as guarantee of the request for the Paes (tax debt refinancing program) (note 12).

(g) Nonoperating assets

As of December 31, 2009, the Company had R$26,411 (2008 - R$26,479) mainly related to free land leased to the associations, welfare entities, non-governmental organizations and to DAEE (Water and Electricity Department), among others.

(h) Revaluation

Property, plant and equipment items were revalued in 1990 and 1991 and are depreciated at annual rates that correspond to their remaining useful lives.

As allowed by CVM Instruction 197/93, the Company did not accrue the deferred tax effect on the appreciation arising from the revaluation of property, plant and equipment in 1990 and 1991. Should income tax and social contribution be recognized on the revaluation reserve, the amount too as of December 31, 2009 would total R$337,063 (2008 – R$371,088). The amounts of R$86,817 and R$107,912 of the revaluation reserves were realized in the years ended December 31, 2008 and 2009, respectively.

The Company’s management opted to maintain the revaluation reserve until its actual realization.

(i) Fully depreciated assets

As of December 31, 2009, the carrying amount of the fully depreciated assets that are still in use is R$955,893 (2008 - R$882,707).

9. INTANGIBLE ASSETS

	PARENT COMPANY AND CONSOLIDATED

	2009	2008
Concessions (i)	504,145	509,724
Program contracts (commitments) (ii)	258,802	249,639
Software license (iii)	9,565	9,602

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

Program contracts - investments made (iv)	772,791	622,383
Total	1,545,303	1,391,348

(i) Concessions

From 1999 to 2006, the negotiations for new concessions were conducted on the basis of the economic and financial profit or loss of the transaction, determined in a valuation report issued by independent experts.

The amount determined in the related agreement, after the transaction is closed with the municipal authorities, realized through the subscription of Company shares or in cash, is recorded in this account and amortized over the period of the related concession (usually 30 years). As of December 31, 2009 and 2008 there were no amounts pending related to these payments to the municipalities.

The net amount shown relates to concessions with the following municipalities:

	PARENT COMPANY AND CONSOLIDATED
	2009			2008
	Cost	Accumulated amortization	Net	Net
Agudos	10,145	(2,854)	7,291	6,229
Bom Sucesso do Itararé	926	(97)	829	674
Campo Limpo Paulista	19,556	(4,607)	14,949	13,782
Conchas	4,166	(888)	3,278	3,056
Duartina	2,045	(487)	1,558	1,445
Estância de Serra Negra	15,604	(3,102)	12,502	13,077
Itapira	16,360	(1,330)	15,030	14,818
Itararé	6,536	(2,079)	4,457	4,603
Marabá Paulista	1,895	(272)	1,623	1,702
Miguelópolis	11,685	(1,967)	9,718	9,222
Osasco	296,721	(89,676)	207,045	216,599
Paraguaçu Paulista	25,911	(5,664)	20,247	10,980
Paulistânia	212	(46)	166	117
Sandovalina	2,556	(338)	2,218	2,307
Santa Maria da Serra	1,196	(359)	837	859
São Bernardo do Campo	237,464	(46,937)	190,527	198,483
Várzea Paulista	16,323	(4,453)	11,870	11,771
Total	669,301	(165,156)	504,145	509,724

Intangible assets are amortized over the term of the concession agreements entered into with the related municipalities.

In 2009 and 2008, amortization expenses related to concession intangible rights were R$23,007 and R$21,509, respectively.

(ii) Program contracts (commitments)

After the enactment of the regulatory framework, renewals are made through program contracts. In some program contracts the Company assumed commitments to financially participate in social and environmental sanitation actions. These commitments were recorded as a contra entry to intangible assets totaling R$271,194 net of the adjustment to present value of R$81,726. These commitments are being amortized according to the effective period of the program contract (mostly 30 years).

The committed amounts refer to the following municipalities:

		PARENT COMPANY AND CONSOLIDATED
	2009			2008
Municipality	Cost	Accumulated amortization	Net	Net
Alfredo Marcondes	70	(5)	65	68
Aparecida D’Oeste	45	(2)	43	44
Auriflama	110	-	110	-
Avaré	5,000	(250)	4,750	4,917
Bento de Abreu	50	(3)	47	48

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

Bocaina	800	(53)	747	773
Caçapava	9,000	(450)	8,550	8,850
Campos do Jordão	3,000	(233)	2,767	2,867
Capão Bonito	2,000	(100)	1,900	1,967
Emilianópolis	112	(9)	103	107
Fartura	243	(12)	231	239
Fernandópolis	9,500	(633)	8,867	9,183
Franca	20,676	(1,666)	19,010	19,700
Indiaporã	250	(13)	237	246
Irapuã	260	-	260	-
Jales	4,426	(344)	4,082	4,229
Lorena	9,000	(600)	8,400	8,700
Magda	320	-	320	-
Mococa	8,843	(442)	8,401	8,697
Mombuca	197	(13)	184	190
Monte Alto	5,000	(264)	4,736	4,903
Novo Horizonte	5,000	(250)	4,750	4,917
Pindamonhangaba	16,000	(889)	15,111	15,644
Piratininga	350	(19)	331	343
Planalto	39	(3)	36	37
Pongaí	35	-	35	-
Quatá	1,000	-	1,000	-
Riolândia	2,643	(132)	2,511	2,599
São João da Boa Vista	16,700	(835)	15,865	-
São José dos Campos	142,945	(4,766)	138,179	142,945
São Luiz Paraitinga	600	(40)	560	580
São Manuel	1,300	(65)	1,235	1,278
Tupã	5,540	(292)	5,248	5,432
Valentim Gentil	140	(9)	131	136
Total	271,194	(12,392)	258,802	249,639

In 2009, amortization expenses related to the program contracts total R$9,260 (2008 –R$3,131).

The amounts not yet disbursed related to program contracts are recorded in ‘Other obligations’ in current liabilities, R$45,584, and noncurrent liabilities, R$93,292.

(iii) Software licenses

As of December 31, 2009, the net amount of software licenses was R$9,565 (2008 – R$9,602).

(iv) Program contracts – investments made

These refer to the renewals of contracts previously denominated as full concession to operation concession, through program contracts with the purpose of providing municipal public utility services of water supply and sewage collection, under which the Company is both the owner and the manager of the assets purchased or built during the period of these contracts (30 years).

	PARENT COMPANY AND CONSOLIDATED
	2009			2008
	Cost	Accumulated amortization	Net	Net
Water systems
Land	7,561	(310)	7,251	7,817
Buildings	47,955	(2,180)	45,775	42,886
Connections	29,301	(1,213)	28,088	21,573
Water meters	17,758	(751)	17,007	11,898
Networks	86,719	(3,831)	82,888	75,886
Wells	12,462	(681)	11,781	11,723
Equipment	14,381	(633)	13,748	9,400
Other	5,750	(250)	5,500	255
Subtotal	221,887	(9,849)	212,038	181,438
Sewage systems
Land	2,332	(102)	2,230	2,226
Buildings	49,431	(2,666)	46,765	52,544
Connections	38,014	(1,717)	36,297	30,913

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

Networks	121,987	(5,537)	116,450	109,583
Equipment	17,631	(869)	16,762	12,728
Other	9,914	(479)	9,435	6
Subtotal	239,309	(11,370)	227,939	208,000
General use
Land	9	-	9	9
Buildings	392	(26)	366	957
Transportation equipment	6,068	(312)	5,756	2,750
IT equipment	1,153	(56)	1,097	342
Furniture, fixtures and equipment	6,137	(293)	5,844	4,611
Subtotal	13,759	(687)	13,072	8,669
Total	474,955	(21,906)	453,049	398,107

Construction in progress:
Water systems	74,516	-	74,516	51,730
Sewage systems	244,891	-	244,891	172,055
Other	335	-	335	491
Subtotal in progress	319,742	-	319,742	224,276
Grand total	794,697	(21,906)	772,791	622,383

The assets of the municipalities are amortized over the period of the program contracts.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

10. LOANS AND FINANCING
	PARENT COMPANY AND CONSOLIDATED
	2009			2008
	Current	Noncurrent	Total	Current	Noncurrent	Total	Guarantees	Maturity	Annual interest rates	Monetary restatement
LOCAL CURRENCY
Federal Government/Banco do Brasil	288,833	1,127,136	1,415,969	263,497	1,406,001	1,669,498	São Paulo St. Govt. and Own funds	2014	8.50%	UPR
6th issue debentures	225,755	-	225,755	240,346	229,690	470,036	No guarantees	2010	11%	IGP-M
7th issue debentures	121,380	-	121,380	200,000	123,497	323,497	No guarantees	2010	10.8%	IGP-M
8th issue debentures	-	418,535	418,535	350,000	425,831	775,831	No guarantees	2011	10.75%	IGP-M
9th issue debentures	-	223,741	223,741	-	218,146	218,146	No guarantees	2015	CDI+2.75% (1st series) & 12.87% (2nd series)	IPCA
10th issue debentures	-	274,476	274,476	-	-	-	No guarantees	2020	TJLP + 1.92% (1st & 3rd series) series) & 9.53% (2nd series)	IPCA
Caixa Econômica Federal	78,871	679,992	758,863	68,840	567,149	635,989	Own funds	2010/2031	6.8% (weighted)	UPR
Promissory Notes	-	898,447	898,447	-	-	-		2015	CDI + 3.5%
FIDC – Sabesp I	55,556	13,889	69,445	55,556	69,444	125,000	Own funds	2011	CDI + 0.70%
National Bank for Economic and Social Development (BNDES)	42,857	83,940	126,797	42,814	126,657	169,471	Own funds	2013	3% + TJLP 6% LIMIT
National Bank for Economic and Social Development (BNDES) – coastal region	-	130,473	130,473	-	32,145	32,145		2019	2.5%+TJLP 6% LIMIT
National Bank for Economic and Social Development – BNDES PAC	-	14,602	14,602	-	-	-	Own funds	2023	2.15% + TJLP 6% LIMIT
Other	3,276	11,575	14,851	2,802	13,586	16,388		2010/2018	12% / CDI /TJLP + 6%	UPR
Interest and charges	112,297	7,961	120,258	118,843	29,281	148,124
Total local	928,825	3,884,767	4,813,592	1,342,698	3,241,427	4,584,125
FOREIGN CURRENCY
Inter-American Development Bank (IADB) US$374,647,000 (2008 – US$412,260,000)	64,250	588,085	652,335	86,420	877,031	963,451	Federal Government	2016/2025	3.00% to 4.93% (i)	Currency Basket Fluctuation + US$
Eurobonds – US$140,000,000 (2008 – US$140,000,000)	-	243,768	243,768	-	327,180	327,180		2016	7.5%	US$
JBIC - ¥21,316,000,000 (2008 - ¥15,116,861,000)	-	400,932	400,932	-	390,015	390,015	Federal Government	2029	1.8% and 2.5% (i)	Yen
IADB 1983AB – US$250,000,000 ( 2008 – US$250,000,000)	-	431,911	431,911	-	580,595	580,595		2023	4.47% to 4.97% (i)	US$
Interest and charges	17,462	-	17,462	19,742	-	19,742
Total foreign	81,712	1,664,696	1,746,408	106,162	2,174,821	2,280,983
TOTAL LOANS AND FINANCING	1,010,537	5,549,463	6,560,000	1,448,860	5,416,248	6,865,108

Exchange rate as of December 31, 2009: US$1.7412; Yen 0.018809 - (2008 – US$2.3370; Yen 0.02580)
As of December 31, 2009, the Company did not have any balances of loans and financing raised in the short-term

(i)	Statement of annual interest rates per agreement, summarized in the general table

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

	2009			2008
	Current	Noncurrent	Total	Current	Noncurrent	Total	Interest rate
IADB agreement 713	41,517	290,622	332,139	55,909	447,270	503,179	4.26%
IADB agreement 896	4,837	29,020	33,857	6,492	45,442	51,934	3.00%
IADB agreement 1212	17,896	268,443	286,339	24,020	384,318	408,338	4.93%
JICA consulting		229,539	229,539		171,175	171,175	1.80%
JICA works		171,393	171,393		218,840	218,840	2.50%
IADB agreement 1983 A		174,120	174,120		233,700	233,700	4.97%
IADB agreement 1983 B1		174,120	174,120		233,700	233,700	4.67%
IADB agreement 1983 B2		87,060	87,060		116,850	116,850	4.47%

(ii) As required by CPC 08, we prepared the table below to show the annual effects of financial expenses arising from borrowing costs at the effective interest rate.

	2010	2011	2012	2013	2014	2015	2016 and thereafter	Total	Annual interest
Debentures - 9th issue - series 1	291	292	293	244	-	-	-	1,120	0.285402%
Debentures - 9th issue - series 2	254	254	255	255	256	213	-	1,487	0.207581%
Debentures - 10th issue - series 1	37	37	37	37	37	37	179	401	0.047597%
Debentures - 10th issue - series 2	39	39	39	39	39	39	193	427	0.047597%
Debentures - 10th issue - series 3	55	55	55	55	55	55	268	598	0.047597%
Promissory Notes	336	336	336	262	188	95	-	1,553	0.037393%
IADB 1983 A	102	102	102	102	102	102	777	1,389	0.063221%
IADB 1983 B1	127	127	127	128	128	128	579	1,344	0.079033%
IADB 1983 B2	76	76	76	77	77	76	198	656	0.094847%
Total	1,317	1,318	1,320	1,199	882	745	2,194	8,975

No premiums were paid on funds raised.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

(a) Banco do Brasil

In March 1994, we refinanced the existing loan agreements with Caixa Econômica Federal, which assigned its receivables to the Federal Government, with Banco do Brasil acting as financial agent. Under the agreement entered into with the Federal Government, payments are made based on the Price amortization system, monthly indexed by the Standard Reference Unit (UPR), which is equal to the Government’s benchmark Interest Rate (TR), plus interest of 8.5% per year. The interest and principal amount are paid monthly with maturity in 2014. This financing is guaranteed by the São Paulo State Government by a pledge of its own revenues and revenues of the Company.

(b) Debentures (i) 6th Issue

On September 17, 2004, the Company registered with the CVM a securities program totaling R$1,500,000. As part of this program, the Company issued on September 1, 2004, 600,000 debentures in three series, without renegotiation, with a face value of R$1 each, totaling R$600,000. The date for the financial settlement of the transaction was September 21, 2004 for the Series 1 and September 22, 2004 for the Series 2 and 3.

The debentures were placed on the market as follows:

	Number	Adjustment	Interest	Interest payment	Repayment	Maturity
Series 1	231,813	-	CDI+1.75% p.a.	Semiannual	Bullet payment	Sep 2007
Series 2	188,267	IGP-M	11% p.a.	Annual	Bullet payment	Sep 2009
Series 3	179,920	IGP-M	11% p.a.	Annual	Bullet payment	Sep 2010

Interest expense totaled R$17,296 and R$26,999, in 2009 and 2008, respectively, related to Series 2, and R$24,424 and R$25,802, respectively, related to Series 3.

Series 1 of the 6th issue of debentures was fully repaid on September 3, 2007. Series 2 of the 6th issue of debentures was fully repaid on September 1, 2009.

(ii) 7th Issue

As part of the program registered with the CVM on September 17, 2004, the Company issued 300,000 debentures in three series on March 1, 2005, without renegotiation, with a face value of R$1 each, totaling R$300,000. The date of financial settlement of the operation was March 14, 2005.

The debentures were placed on the market as follows:

	Number	Adjustment	Interest	Interest payment	Repayment	Maturity
Series 1	200,000	-	CDI+1.5% p.a.	Semiannual	Bullet payment	Mar 2009
Series 2	100,000	IGP-M	10.80% p.a.	Annual	Bullet payment	Mar 2010

Interest expense totaled R$4,611 and R$27,171 in 2009 and 2008, respectively, related Series 1, and R$13,015 and R$13,444, respectively, related to Series 2.

Series 1 of the 7th issue of debentures was fully repaid on March 1, 2009.

(iii) 8th Issue

To terminate the program registered with the CVM on September 17, 2004, the Company issued on June 1, 2005, 700,000 debentures, using the option to increase the number of debentures allowed by up to 20%, pursuant to the provision of paragraph 2 of Article 14 of CVM Instruction 400/03, distributed in two series, without renegotiation, with a face value of R$1 each, totaling R$700,000. The date for the financial settlement of the operation was June 24, 2005. The proceeds were used for settlement of Eurobond agreement.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

The debentures were placed on the market as follows:

				Interest
	Number	Adjustment	Interest	payment	Repayment	Maturity
Series 1	350,000	-	CDI+1.5% p.a.	Semiannual	Bullet payment	Jun 2009
Series 2	350,000	IGP-M	10.75% p.a.	Annual	Bullet payment	Jun 2011

Interest expense totaled R$18,520 and R$47,580 in 2009 and 2008, respectively, related to Series 1, and R$44,441 and R$46,357, respectively, related to Series 2.

Series 1 of the 8th issue of debentures was fully repaid on June 1, 2009.

(iv) 9th Issue

On October 23, 2008, the Company registered with the CVM a securities program for a total amount of R$3 billion and made a Public Offering of Simple Debentures, unsecured and non-convertible, of the 9th issue, in the context of said program. The characteristics of the debentures are as follows:

	Series 1	Series 2
CVM registration	CVM/SER/DEB/2008-029	CVM/SER/DEB/2008-030
Number	100,000	120,000
Issue Date	10/15/2008	10/15/2008
Initial value (R$’000)	R$1	R$1
Yield	DI plus 2.75% p.a.	12.87% p.a.
Monetary restatement	None	IPCA
Yield payment	Semiannual	Annual
Repayment *	10/15/2013	10/15/2015
Optional redemption	From 24th month	From 24th month

Repayment will be made in three (3) annual and consecutive installments of the same amount, the first of which falls due on October 15, 2011 for series 1 and October 15, 2013 for the series 2.

Settlement date of Series 1 was on November 7, 2008 and of Series 2 on November 10, 2008.

The funds arising from this issuance were used to refinance debts falling due.

Interest expenses totaled R$12,546 and R$3,340 in 2009 and 2008, respectively, related to Series 1, and R$16,120 and R$3,185, respectively, related to Series 2.

Financial covenants relating to the 6th, 7th, 8th, and 9th issue of debentures:

• Adjusted current ratio (current assets to current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by the Company) higher than 1.0.

• Coverage ratio (EBITDA to financial expenses) equal to or higher than 1.5.

• Noncompliance with these obligations will only be confirmed when verified in the quarterly financial statements for at least two consecutive quarters or two nonconsecutive quarters within a twelve-month period.

In case of noncompliance with the covenants, the trustee should call an extraordinary debentureholers’ meeting within 48 hours from the acknowledgement of the noncompliance to resolve on the declaration of accelerated maturity of the debentures.

(v) 10th Issue

On November 15, 2009, the Company launched 100 debentures, subscribed exclusively by National Bank for Economic and Social Development (BNDES). These debentures were distributed in three nonconvertible series, at the nominal value of R$2,753.7, totaling R$275,370. This transactions was settled on December 15, 2009, for all series.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

The debentures were placed on the market as follows:

	Number	Adjustment	Interest	Interest payment	Repayment	Maturity
				Quarterly to Nov
			TJLP +	2012 and monthly	Monthly (from
Series 1	28	-	1.92% p.a.	from then on	Dec 2012)	Nov 2020

					Annual (from Dec
Series 2	30	IPCA	9.53% p.a.	Annual	2013)	Dec 2020

				Quarterly to Nov
			TJLP +	2012 and monthly	Monthly (from
Series 3	42	-	1.92% p.a.	from then on	Dec 2012)	Nov 2020

The funds raised in this issuance will be used in Company investments in water supply and sewage collection systems in projects: Rio Grande, North Shore, Paraíba Valley, and Mantiqueira WTSs, Piracicaba-Capivari-Jundiai Basin, and the Loss Reduction Program.

Interest expense in 2009 totaled R$755 for Series 1, R$207 for Series 2, and R$1,132 for Series 3.

Financial covenants

• EBITDA to Net revenue: equal our higher than 38%
• Coverage ratio: equal to or higher than 2.35
• Net bank debt to EBITDA: equal to or higher than 3.65

(c) Caixa Econômica Federal

Post-sanitation Program

(i) Water and sewage

Several loan agreements were entered into from 1996 to 2004 under the Pro-Sanitation Program with a view to expanding and improving the water supply and sewage systems of several municipalities of the State of São Paulo and of the City of São Paulo. Loans are collateralized by the collections of the daily billings of water supply and sewage services up to the total amount of the debt.

Contractually established repayment terms range from 120 to 180 months, after the beginning of the repayment stage.

The balance as of December 31, 2009 is R$637,611 (2008 - R$614,934), and the unused amount of these facilities is R$168,483.

The contractual charges are:

Contract signed in:	1996	1997	1998 to 2004

Interest rate	9.5% p.a.	6.5% to 8.0% p.a.	6.5% to 8.0% p.a.

During grace period:
	1.0% p.a. on amount	1.0% p.a. on amount	0.6% p.a. or 2% p.a. on
Risk rate	disbursed	disbursed	debt balance
Management fee	0.12% p.m. on the contract	2.0% p.a. on amount	1.0% p.a. on amount
	amount	disbursed	disbursed or 2% p.a. on
debt balance for contracts
entered into in 2003-2004

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

During the repayment stage:

Management fee	Difference between	1.0% on the debt	1.0% p.a. on debt balance
	installment calculation and	balance
a 10.5% p.a. rate of less
the 9.5% p.a. rate

(ii) Pró-Sanear Program

In 1997, 1998 and 2008, we entered into agreements under the Pró-Sanear Program for the improvement of water and sewage services, with the involvement of the communities receiving the service, in several municipalities of the Metropolitan Region of São Paulo. The credit facilities are collateralized by collections of the daily billings of water supply and sewage services up to the total amount of the debt. Repayment will be made in 180 months after the beginning of the repayment stage. As of December 31, 2009, the balance is R$18,978 (2008 – R$21,055), and the amount available for use from these facilities, for projects already in progress, is R$4,298.

The financial charges are:

Interest rate – 5.0% p.a.
Management fee (grace period) - 2.0% p.a. on debt balance
Management fee (repayment phase) - 1.0% p.a. on debt balance
Risk rate (grace period) - 1.0% p.a. on amounts disbursed

(iii) Growth Acceleration Program (PAC)

In 2007 and 2008, we entered into agreements linked to the Universal Water and Sewage Services (PAC) were entered into with several municipalities, with funds from the Government Severance Indemnity Fund for Employees (FGTS). The credit facilities are guaranteed by a monthly flow of the billings corresponding to the minimum of three times the monthly charge. Repayment will be made in 240 months after the beginning of the repayment stage. The balance as of December 31, 2009 is R$102,274, and available facilities total R$1,175,460.

The financial charges are:

Interest rate – 6% p.a.
Management fee – 1.05% p.a. during the period of the contract
Risk rate – 0.3% p.a. on the adjusted debt balances.

Covenants:

An Agreement for Performance Improvement sets targets for financial indicators (billing losses, revenue evasion, cash and cash equivalents and reduction of the number of days of committed receivables), and operating indicators that, based on the past two years, are annually projected for the following five years.

Noncompliance with 4 of the 8 covenant clauses will accelerate the maturity of the contract.

(d) BNDES

Contract 01.2.619.3.1 – Entered into in August 2002, totaling up to R$60,000, for the purpose of financing part of the Company’s contribution to the Tietê River Pollution Abatement Project - Stage II, related to loan agreement 1212/OC - BR with the Inter-American Development Bank (IADB). The related project is in progress and the outstanding balance as of December 31, 2009 is R$31,699 (2008 - R$42,367).

The onlending agreement 10/669.748-6, totaling R$180,000, was distributed among the financing agents as follows:

Agent	Amount
Unibanco – União de Bancos Brasileiros S.A.	60,000
Banco BBA Creditanstalt S.A.	51,000
Banco Alfa de Investimento S.A.	39,000
Banco Itaú S.A.	30,000
Total	180,000

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

The related project is in the performance of works stage and the debt balance as of December 31, 2009 is R$95,098 (2008 - R$127,104). The funds are onlent from BNDES to the agents and from the latter to SABESP. The onlending agreement has the same purpose as the agreement between BNDES and SABESP, and the same interest and repayment terms, as follows:

Interest – TJLP limited to 6% p.a., plus a 3% p.a. spread, paid quarterly during the grace period, and monthly in the repayment stage. The TJLP portion exceeding 6% p.a. will be added to the debt balance.

Repayment of borrowings was initiated in September 2005, with monthly payments, and conclusion scheduled for February 2013.

Loans are collateralized by part of revenues from the provision of water and sewage services. Covenants:

• Adjusted current ratio: higher than 1.0;
• Ebitda/Net Operating Revenue: equal to or higher than 38%;
• Total connections (water and sewage)/own employees: equal to or higher than 520;
• EBITDA/Debt Service cost: equal to or higher than 1;5;
• Shareholders’ Equity to Total Liabilities: equal to or higher than 0.8.

Noncompliance with covenants will accelerate the maturity of the contract.

(e) BNDES coast region

In November 2007, the Company entered into a financing agreement with BNDES for the Environmental Recovery Program of the Santos Metropolitan Region, totaling R$129,973 with interest of 2.5% p.a. plus TJLP limited to 6%.

Repayment will be made in 96 monthly, consecutive installments, starting January 2012 to December 2019.

A portion of the Company’s revenue is pledged as guarantee for this financing.

The agreement is in progress and the debt balance as of December 31, 2009 is $130,473 (2008 –R$32,145).

(f) Receivables Investment Funds (FIDC)

On March 23, 2006, a single series of senior shares and 26 subordinated shares, held in a deposit account in the name of its holders, were issued with a unit value on issue date corresponding to R$500. The senior shares are being repaid in 54 monthly installments, starting October 2006, and their maturity is in March 2011. As of December 31, 2009, the balance of subordinated shares is R$20,138, recorded in line account ‘Other receivables’ in noncurrent assets; the balance of senior shares is R$69,445, recorded in ‘Loans and financing’. Subordinated shares were subscribed and paid up exclusively by SABESP. The Fund yield benchmark corresponds to 100% of the DI rate (a managed prime rate), plus a fixed interest coupon of 0.70% per base year of 252 business days, pursuant to the terms of its regulations.

The Fund is managed by Caixa Econômica Federal and its custodian and recording agent is Banco do Brasil S.A.

The funds raised, totaling R$250 million, were used by the Company to settle debts in 2006.

(g) Eurobonds

(i) In June 2003, the Company issued Eurobonds abroad (Eurobonds 2008) totaling US$225 million. The issue was led by The Bank of New York and the principal agent was The Bank of Tokyo Mitsubishi Ltd. The interest rate is 12% p.a., paid semiannually, and maturity is in June 2008. The funds were used for the final repayment of the US$200 million Eurobond which matured in July 2003.

On November 6, 2006, the Company settled in advance part of this loan, totaling R$272,811, with funds raised through the issue of Eurobonds (Eurobonds 2016) totaling US$140 million.

In July 2008, the Eurobond 2008 agreement, totaling R$158,256 and R$9,495 related to interest for the period, was repaid. The repayment was made with part of the AB loan. (see j bellow)

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

(ii) On November 3, 2006, the Company issued Eurobonds abroad (Eurobonds 2016) totaling US$140 million. The issue was led by Deutsche Bank Trust Company Americas and the principal agent was Deutsche Bank Luxembourg S.A. The interest rate is 7.5% p.a., paid semiannually, and maturity is in November 2016. As discussed in (i) above, the funds raised were used for the early repayment and partial issue of US$225 million in the Eurobonds, with maturity in June 2008, and the amount redeemed was US$126,948,000.

Due to the payment in advance of Eurobonds 2008, an amendment to the loan agreement was entered into cancelling the mandatory calculation of covenants.

Covenants – for Eurobonds 2016.
Limit new debt so that:

• adjusted total debt to EBITDA does not exceed 3.65
• the Company’s debt service coverage ratio, determined on the date this debt was incurred, shall not be lower than 2.35.

Noncompliance with covenants will accelerate the maturity of the contract.

(h) Inter-American Development Bank (IADB)

Loan Agreement 713 – In December 1992, the Company entered into a loan agreement with the IADB for US$400 million to finance the first stage of the Tietê River Pollution Abatement Project. The repayment period started in June 1999 in semiannual installments, subject to annual floating rate interest, varying according to the loans raised by the Bank in each six-month period, and maturity in December 2017. In December 1992, the Federal Republic of Brazil signed a guarantee contract with the IADB guaranteeing the funds for the fulfillment of the contractual obligations. The outstanding balance as of December 31, 2009 is US$190,753,000, R$332,139 (2008 – R$503,179).

Loan Agreement 896 – In December 1992, the Company entered into a loan agreement with the IADB for US$50 million to finance the first stage of the Tietê River Pollution Abatement Project. Semiannual repayments started in June 1999, with annual interest of 3% and maturity in December 2016. In December 1992, the Federal Republic of Brazil signed a guarantee contract with the IADB guaranteeing the funds for the fulfillment of the contractual obligations. The outstanding balance as of December 31, 2009 is US$19,444,000, R$33,856 (2008 – R$51,933).

Loan Agreement 1212 – In July 2000, the Company entered into a loan agreement with the IADB for US$200 million to finance the second stage of the Tietê River Pollution Abatement Project. In 2008, the total disbursement for this agreement was US$2,434,000 and there are no further amounts to be disbursed. The loan is being amortized semiannually and maturity is in July 2025. Interest is being paid on a semiannual basis, based on daily balances, at an annual variable rate according to the costs of loans of the Bank in the preceding six-month period, plus a spread, and changes every six months. The debt balance as of December 31, 2009 is US$164,450,000, R$286,340 (2008 – R$408,339).

Covenants

• Loan agreements 713, 896 and 1212 – Tariffs must: a) produce revenues sufficient to cover the system’s operating expenses, including administrative, operating, maintenance, and depreciation expenses; b) provide a return on property, plant, and equipment no less than 7%; and c) during project execution, the balances of short-term loans must not exceed 8.5% of shareholders’ equity.

Noncompliance with covenants will accelerate the maturity of the contract.

(i) JICA

On August 6, 2004, the Company entered into a financing agreement with the JBIC – Japan Bank For International Cooperation, guaranteed by the Federal Government, totaling ¥21,320 million, equivalent to approximately R$337,687, for the Environmental Recovery Program of the Santos Metropolitan Region. The total financing period is 25 years, with a seven-year grace period and 18 years of repayments in semiannual installments. Interest is being paid on a semiannual basis since 2006, and is 2.5% p.a. for the sewage network and 1.8% p.a. for sewage treatment facilities. The balance of this loan agreement as of December 31, 2009 was R$400,932 (2008 – R$390,015).

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

(j) AB Loan (IADB 1983AB)

On May 27, 2008, the Company entered into a loan agreement AB loan with IADB, totaling US$250,000,000.00, which was fully disbursed in June 2008. The funds obtained were used to settle Eurobonds 2008 and to partly perform the Company’s investment plan.

The characteristics of this loan agreement are as follows:

	US$	Repayments from	Maturity	Interest (Libor + spread)
1983 A	100,000,000.00	May 2011	May 2023	2.595%+2.375%
1983 B1	100,000,000.00	May 2011	May 2020	2.595%+2.075%
1983 B2	50,000,000.00	May 2011	May 2018	2.595%+1.875%

Interest is being paid on a semiannual basis since November 2008.

The balance of this loan agreement as of December 31, 2008 was US$250,000,000, equivalent to R$435,300 (2008 - 584,250), less part of the borrowing costs, totaling R$3,390 (2008 – R$3,655), which will be repaid over the agreement term.

(k) Promissory Notes

We issued on December 1, 2009 promissory notes totaling R$900,000 as a bridge loan, corresponding to an advance of the 11th debentures issue.
Net proceeds from the 11th debentures issue will be fully used to redeem the 90 SABESP 4th issue of promissory notes.

(l) Covenants

As of December 31, 2009 and 2008, the Company had met all the requirements set forth by its loan and financing agreements.

(m) Maturities of loans and financing

	2010	2011	2012	2013	2014	2015	2016 and	Total
							thereafter
In local currency	928,825	925,015	526,544	898,746	249,279	727,747	557,436	4,813,592
In foreign currency	81,712	116,450	127,286	127,286	127,286	127,286	1,039,102	1,746,408

Grand total	1,010,537	1,041,465	653,830	1,026,032	376,565	855,033	1,596,538	6,560,000

11. DEFERRED TAXES

(a) Balance sheet balances

	PARENT COMPANY AND CONSOLIDATED

	2009	2008
In current assets (i)
Deferred income tax	190,111	125,722
Deferred social contribution	68,440	45,260
	258,551	170,982
In noncurrent assets (ii)
Deferred income tax	389,802	320,104
Deferred social contribution	140,329	115,237
	530,131	435,341
In current liabilities (iii)
Deferred income tax	209	209
Deferred social contribution	75	75

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

Deferred PASEP	14,352	19,296
Deferred COFINS	23,276	44,789
	37,912	64,369
In noncurrent liabilities (iv)
Deferred income tax	57,780	59,468
Deferred social contribution	16,291	16,899
Deferred PASEP	20,807	17,656
Deferred COFINS	61,982	47,469
	156,860	141,492
In income statement
Income tax	(544,485)	(399,194)
Deferred income tax	135,776	112,216
	(408,709)	(286,978)
Social contribution	(204,220)	(149,179)
Deferred social contribution	48,879	37,924
	(155,341)	(111,255)

(i) In current assets

Calculated mainly based on temporary differences totaling R$760,443 (2008 – R$502,889).

(ii) In long-term receivables

Calculated mainly based on temporary differences totaling R$1,559,210 (2008 – R$1,280,413) for income tax and social contribution.

The Company’s management expects the realization of the long-term balance mentioned in item (ii) in 2011, in the same proportion as 2010, and the remaining balance to be realized in 2012.

(iii) Current liabilities

- Income tax and social contribution
Calculated mainly based on temporary differences totaling R$837 for income tax and social contribution.

- PASEP and COFINS

Calculated substantially on billings to government entities, and the obligation is determined and the liability is recognized when the service is provided, and its settlement when the invoices are paid.

(iv) In noncurrent liabilities

- Income tax and social contribution

Calculated mainly based on temporary differences totaling R$231,120 (2008 - R$237,872) for income tax, and R$181,013 (2008 – R$187,766) for social contribution tax.

- PASEP and COFINS

Calculated substantially on billings to government entities, and the obligation is determined and the allowance is recognized when the service is provided, and its settlement when the invoices are paid.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

(b) Breakdown of deferred taxes

	PARENT COMPANY AND CONSOLIDATED

In current assets	2009	2008
Provisions	258,551	170,982

In long-term receivables
Provisions	282,960	240,493
Social security liabilities	160,094	139,616
Other	87,077	55,232
	530,131	435,341
Total deferred tax assets	788,682	606,323

In current liabilities
Costs of issuance of securities	284	284
Revenue – government entities	37,628	64,085
	37,912	64,369
In noncurrent liabilities
Costs of issuance of securities	1,066	1,997
Profit – government entities	73,005	74,370
Revenue – government entities	82,789	65,125
	156,860	141,492
Total deferred tax liabilities	194,772	205,861

(c) Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the financial statements are reconciled to the statutory rates, as shown below:

	PARENT COMPANY AND CONSOLIDATED
	2009	2008

Pre-tax income	1,937,929	461,804
Statutory rate	34%	34%
Expected tax charge at statutory rate	(658,896)	(157,013)
Permanent differences
Realization of revaluation reserve	(36,690)	(29,518)
Provision Law 4819/58 (i)	(15,335)	(321,135)
Interest on own capital	134,013	100,704
Other differences	12,858	8,739
Income tax and social contribution	(564,050)	(398,233)

Current income tax and social contribution	(748,705)	(548,373)
Deferred income tax and social contribution	184,655	150,140
Effective rate	29%	86%

(i) Permanent difference related to the allowance for losses on the disputed reimbursements of benefits under State Law 4819/58 and the reserve related to the actuarial obligation therefrom (note 5 (vii)).

(d) Transitional Tax Regime (RTT)

The Company opted to adopt the Transitional Tax Regime (RTT), established by Provisional Measure 449/08. Accordingly, the effects from the changes in Law 11638/07 and from articles 36 and 37 of the said Provisional Measure had no effects for tax purposes.
Due to the adoption of this regime, the Company maintained the tax incentives arising from donations and government subsidies for investments and the tax deductibility for costs on issuance of securities, which are now recorded as a reduction of the accounts payable.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

12. TAXES PAYABLE

	Current		Noncurrent
	2009	2008	2009	2008
Income tax	60,146	3,742	-	-
Social contribution	28,491	6,114	-	-
COFINS and PASEP	51,077	37,766	-	-
PAES (tax debt refinancing program)	34,012	32,631	85,029	114,210
INSS (Social Security contribution)	23,708	21,406	-	-
Other	21,428	28,750	-	-
Total	218,862	130,409	85,029	114,210

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No. 10684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The total amount included in PAES was R$316,953, as follows.

Tax	Principal	Fine	Interest	Total

COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	-	-	112,639
Total	250,139	13,759	53,055	316,953

The debt is being paid in 120 months. The amounts paid in 2009 and 2008 were R$33,386 and R$34,114 respectively, and financial expenses of R$5,585 and R$8,281, respectively, were recorded. The outstanding balance as of December 31, 2009 was R$119,041. The assets offered as guarantee in REFIS, totaling R$249,034, are still guaranteeing the amounts in the PAES program.

13. PENSION PLAN OBLIGATIONS

(a) Welfare plan

The welfare plan is managed by Fundação Sabesp de Seguridade Social – Sabesprev and consists of optional, free choice, health plans sponsored by contributions of SABESP and the participants, as follows:

Company: 7.5% (2008 – 7.1%) on average, of gross payroll;
Participating employees: 3.21% of base salary and premiums, equivalent to 2.3% of gross payroll, on average.

(b) Pension plan benefits

Managed by Fundação SABESP de Seguridade Social - SABESPrev, the defined benefit pension plan is sponsored by monthly contributions as follows: 2.10% from the Company and 2.3% from the participants. In order to meet the provisions of CVM Resolution No. 371 of December 13, 2000, the amounts of the pension and retirement benefits granted or to be granted, to which employees are entitled after retirement, are presented below

Based on independent actuarial reports as of December 31, 2009, calculated in conformity with the Projected Unit Credit Method, SABESP had a net actuarial liability of R$480,103 (R$419,871 in 2008) representing the difference between the present value of the Company’s obligations to the participating employees, retired employees, and pensioners, and the value of the related assets, as shown below:

	PARENT COMPANY AND CONSOLIDATED
(i) Reconciliation of assets and liabilities	2009	2008

Present value of actuarial liabilities	(1,422,993)	(1,433,710)
Fair value of assets	982,422	976,545

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

(Losses) Gains to be recognized in future
years	(39,532)	37,294
Net liability recognized in balance sheet	(480,103)	(419,871)

(ii) Expenses recognized in the statement of income

Current service cost	31,116	33,347
	155,514	164,124
Cost of interest
Expected return on plan assets	(92,309)	(117,317)
Employee contributions	(21,235)	(13,025)
Total	73,086	67,129

(iii) Changes in net actuarial liabilities

Present value of the net actuarial liability in the	(419,871)	(365,234)
beginning of the year
Current service cost	(31,116)	(33,347)
Cost of interest	(155,514)	(164,124)
Expected return on plan assets	92,309	117,317
Employee contributions	21,235	13,025
	(492,957)	(432,363)
Contributions by the Company in the year	12,854	12,492
Present value of the net actuarial liability at	(480,103)	(419,871)
yearend

(iv) Changes in the fair value of assets

Fair value of plan assets at beginning of year	976,545	969,440
Actual return on plan assets	19,501	40,723
Actual contributions in the year	34,089	25,517
Benefits paid	(47,713)	(59,135)
Fair value of plan assets at end of year	982,422	976,545

(v) Change in the present value of obligations

Present value of obligations at beginning of year	1,433,710	1,386,563
Current service cost	31,116	33,347
Cost of interest	155,514	164,124
Benefits paid	(47,713)	(59,135)
Gain on present value of obligations	(149,634)	(91,189)
Present value of obligations at end of year	1,422,993	1,433,710

(vi) Expected expenses	2010	2009

Cost of current service	28,079	31,116
Cost of interest	154,352	155,514
Expected return on plan assets	(98,242)	(92,309)
Employee contributions	(23,657)	(21,235)
Total	60,532	73,086

(vii) Actuarial assumptions

Several statistical and other factors that attempt to project future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and the rate of future salary increases. In addition, the actuary also uses subjective factors such as termination, turnover and mortality rates to estimate these factors. The actuarial assumptions used by the Company are reviewed on a regular basis and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower termination/withdrawal rates or longer or shorter life spans of participants. Such differences may result in a significant impact on the amount of pension expense recorded by the Company.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

Economic assumptions	2009	2008

Discount rate	10.85% p.a.	10.85% p.a.
Expected rate of return on assets	10.85% p.a.	10.85% p.a.
Future salary increase	6.08% p.a.	6.08% p.a.
Growth in social security benefits and limits
	4.00% p.a.	4.00% p.a.
Capacity factor
- Salaries	98%	98%
- Benefits	98%	98%

Demographic assumptions for	2009	2008
Mortality table	AT 83	AT 83
Disability mortality table	RRB 44	RRB 44
Disability table	RRB 44	RRB 44
Turnover table	Prudential	Prudential
Retirement age	First age with entitlement to one of the benefits	First age with entitlement to one of the benefits
% active participants married at time of retirement	95%	95%
Age difference between participants and their spouses	Wives are 4 years younger than husbands	Wives are 4 years younger than husbands

The assumptions used for the actuarial valuation were as follows:

The number of active participants as of December 31, 2009 was 15,145 (15,448 in 2008). The number of inactive participants as of December 31, 2009 was 4,751 (4,579 in 2008).

The evaluation of the SABESPREV plan is made by an independent actuarial expert, based on different assumptions than those adopted for purposes of ascertaining benefits to employees, as set forth in CVM Resolution 371. SABESPREV’s technical deficit as of December 31, 2009 is R$582,819 (2008 –R$500,266). The calculation is substantially different as for the actuarial method in calculating risk benefits before retirement, with sharing to SABESPREV and capitalization for the purpose of meeting CVM Resolution 371.

The Sponsor and the SABESPREV are in process of negotiation so that the technical deficit is resolved, by changing from the Defined Benefit Plan to Variable Contribution Plan. Management expects not to incur in additional costs resulting from the change of the referred plans.

(c) Actuarial obligation related to the payments of benefits set out in State Law 4,819/58

As described in note 5, the Company is paying, under a court decision, former employees’ pension and survivors’ benefits.

As established by Law 4819/58, the benefit plan includes supplementing official social security pensions, supplementing permanent disability pensions, and supplementing survivors’ benefits.

This benefit plan does not receive any contributions from the plan managed by SABESPREV and, therefore, there are no guaranteeing assets.

As of December 31, 2009, based on an independent report, the actuarial commitment related to the future payment of benefits was R$1,157,095 (2008 - R$1,338,587). The actuarial liability recognized was R$518.0 million (2008 – R$535.4 million) and corresponds to the disputed reimbursement of this liability not reimbursed by the State.

The number of active participants as of December 31, 2009 was 2,727 (2008 - 2,801). The number of beneficiaries, retirees and survivors as of December 31, 2009 was 2,602 (2008 in 2,658). The other assumptions used in the actuarial calculation are as described above.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

14. PROFIT SHARING

As a result of negotiations held by the Company with entities representing the employees, a Profit Sharing Program was implemented, and for the period from January to December 2009, resulted in the payment of the amount corresponding to up to one month’s payroll, depending on achievement of targets. In 2009, SABESP accrued R$53,407 (2008- R$53,216).

15. PROVISIONS FOR CONTINGENCIES

(a) Lawsuits with probable likelihood of loss

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management, based on a joint analysis with its legal advisors, recognized provisions at an amount considered sufficient to cover probable losses. These provisions, net of escrow deposits, are as follows:

	PARENT COMPANY AND CONSOLIDATED
	2009	2008
Customer claims (i)	783,561	659,875
Supplier claims (ii)	341,478	222,372
Other civil claims (iii)	155,030	152,446
Tax lawsuits (iv)	28,757	26,291
Labor lawsuits (v)	101,463	41,222
Environmental lawsuits (vi)	58,531	55,442
Total	1,468,820	1,157,648

Current	643,863	459,395
Noncurrent	824,957	698,253

Changes to the provisions for contingencies for the year ended December 31, 2009 are shown below:

	2008	Additions	Deductions	Interest, monetary restatement and reversals	2009
Customer claims	696,588	136,928	(139,115)	170,537	864,938
Supplier claims	225,355	81,592	(22,660)	57,766	342,053
Other civil claims	156,244	25,901	(31,038)	10,749	161,856
Tax lawsuits	26,291	5,673	(4,322)	1,170	28,812
Labor lawsuits	41,222	58,440	(12,940)	14,741	101,463
Environmental lawsuits	55,442	17,123	(11,716)	(2,318)	58,531
Subtotal	1,201,142	325,657	(221,791)	252,645	1,557,653
Judicial deposits	(43,494)	(53,145)	10,855	(3,049)	(88,833)
Total	1,157,648	272,512	(210,936)	249,596	1,468,820

(b) Lawsuits with possible likelihood of loss

The ongoing civil, tax, labor and environmental proceedings at the administrative and judicial levels filed against the Company that are not accrued, are considered by management and its legal advisors and consultants of possible likelihood of loss, Contingent liabilities are as follows:

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

	PARENT COMPANY AND CONSOLIDATED
	2009	2008
Customer claims (i)	760,100	653,700
Supplier claims (ii)	501,500	388,100
Other civil claims (iii)	262,900	228,100
Tax lawsuits (iv)	280,700	259,000
Labor lawsuits (v)	100,300	115,600
Environmental lawsuits (vi)	44,300	25,200
Total	1,949,800	1,669,700

(i) Customer claims

Approximately 1,400 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer category, and therefore claim the refund of the amounts collected by SABESP. The Company was granted both favorable and unfavorable final decisions at several courts, and recognized a provision when the likelihood of loss is considered probable. The change of R$123.7 million in the lawsuits classified as probable loss arose from the change in the likelihood of ongoing lawsuits, interest, fees and adjustments.

(ii) Supplier claims

Supplier claims were filed by building contractors. These lawsuits claim compensation claims and collection of alleged unpaid amounts arising from understatement of official inflation rates after the Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress in different courts and a provision is recognized when the likelihood of loss is considered probable. The R$119.1 million and R$113.4 million increase in lawsuits whose likelihood of loss is considered probable and possible, respectively, is related to the change in the likelihood of the lawsuits, interest, fees and inclusion of monetary restatement.

(iii) Other civil claims

The Company is a party to several civil lawsuits related to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties. As of December 31, 2009, the total accrued amount of R$155.0 million (R$152.4 million in 2008) refers to claims with a loss likelihood considered probable. There was an increase both in lawsuits with probable and possible risk of loss, arising from the increase in lawsuits and the review of the expected outcomes, comprising monetary adjustment, interest and fees for the year.

(iv) Tax lawsuits

The provision for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company’s legal advisors.

(a) In 2006, the Federal Revenue Service, by means of a tax execution, audited the Company’s compliance with the tax obligations related to income tax and social contribution for calendar year 2001, and recognized taxes payable in the amount of R$341.1 million, adjusted through December 31,2009. The Company filed a timely objection and will appeal against the tax assessment at administrative level and in courts. According to its legal advisors, the likelihood of loss the of approximately 90% of this administrative proceeding is considered remote and 10% possible;
(b) In 2005, the Federal Revenue Service partially rejected the offset request made by the Company for the extinction of the Corporate Income Tax (IRPJ) payable, in the amount of approximately R$56.1 million, and of the Social Contribution on Net Income (CSLL) payable, in the amount of approximately R$8.7 million, as of the determination period from January to April 2003, using prior year IRPJ and CSLL negative balances. In the final order, the authority did not ratify the equivalent of R$11.2 million related to IRPJ and R$0.7 million related to CSLL, totaling approximately R$11.9 million. The Company obtained a partially favorable decision in the filed objection appeals and, therefore, classified R$6.0 million as a possible loss and R$1.0 million as a probable loss;
(c) The Federal Revenue Service rejected some offset requests made by the Company for the extinction of IRPJ/CSLL payable, using favorable amounts, arising from undue payments of IRPJ/CSLL, which were paid based on monthly estimates. The amount involved is estimated at R$37.9 million adjusted through December 31, 2009. Our legal advisors assessed it has a possible loss.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

(d) The company filed for a preliminary injunction to challenge the revocation of the exemption from tax service granted by the City of São Paulo, under a City Law enacted in 2002. In April 2003, the exemption request was granted under an injunction determining the suspension of tax payments. In May 2005, the courts issued a decision overruling the injunction. In July 2005, SABESP filed an appeal to ensure the preliminary injunction granted remained in effect. There is no final decision on the lawsuit, and the likelihood of loss is considered possible. Concurrently, on September 18, 2006, the São Paulo Municipal Department of Finance issued a tax deficiency notice, against which the Company filed timely administrative objection, with subsequent rejection of the appeal filed with lower courts. The Company filed a timely ordinary appeal with the Municipal Tax Council which was not accepted and a writ of prevention was filed against this decision, with an injunction, for the purpose of annulling the decision. The amount involved is estimated at R$158.8 million, adjusted through December 31, 2009. Our legal advisors assessed it has a possible loss.
(e) The Company filed lawsuits against the Municipalities of Bragança Paulista and São Paulo due to the collection of a charge on the use of public areas to install water and sewage networks used for the water supply and sewage services provided to these municipalities. In the lawsuit filed against the City of Bragança Paulista, the Company was granted a preliminary injunction related to this charge and preventing the municipality from collecting any current or future amounts related to such charge until there is a final decision on the merit of the lawsuit. In June 2005, the lower court decided favorably for the Company and the initial remedy was maintained. The municipality appealed against the decision, which is awaiting judgment by the Court of Appeals. As regards the lawsuit filed against the City of São Paulo, the lower court issued a decision confirming the legality of the municipal charge. The Company filed an appeal and awaits judgment. Subsequently, a new Law was approved to implement the collection of a charge on the use of public areas in the city of São Paulo. In April 2004, the Company filed for an injunction to suspend the collection of the municipal charge. The injunction was granted by the lower court and confirmed when the decision was issued, which recognizes the charge as undue. The municipality filed an appeal and is awaiting judgment by the Court of Justice. Our legal advisors assessed this risk as a possible loss.

(v) Labor lawsuits

The Company is a party to labor lawsuits, involving issues such as overtime, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as of probable loss and accordingly a provision was recognized.

On January 27, 2005, the São Paulo Water, Sewage and Environmental Workers’ Union (“Sintaema”) filed a lawsuit against the Company, as procedural substitute, claiming compensation for work shifts, which was dismissed by the lower court under Company arguments that Sintaema did not have legitimacy to file such lawsuit. However, the Labor Regional Court overruled this decision favorably to Sintaema and required that the lawsuit returned to the original court for judgment. The Company’s appeal to the Superior Labor Court was overruled. The lawsuit returned to the original court and was accepted. The Company appealed but the Labor Regional Court maintained the decision; we filed an appeal with the Superior Labor Court, for which we are awaiting judgment. Our legal advisors assess the likelihood of loss, totaling R$51.0 million, as probable.

(vi) Environmental lawsuits

The public civil actions to which we are party include the following:

(a) Public civil action filed by the Public Prosecution Office against SABESP seeking to establish the obligation not to discharge sewage into the Cascavel river or other stream bed, in the municipality of Echaporã, subject to a daily fine of 200 minimum salaries and compensation for environmental damage, the amount of which shall be determined upon expert examination. The lower court decided unfavorably to the Company, based on an expert report, which presented estimated damages totaling R$352,000.00 in July 2000. The decision was maintained by the appellate court, and the Company is awaiting judgment by the higher courts. The amount related to the expert examination work plus the penalty fine totals R$12.2 million as of December 31, 2009. Our legal advisors’ assessed the likelihood of loss in probable.
(b) Public civil action filed by the São Paulo Public Prosecution Office against us requesting the court to sentence the Company to: 1) terminate discharging untreated water effluents into the Capivari River and its tributaries, in the City of Campos do Jordão, within 540 days from the filing of the lawsuit, subject to a daily fine of R$100; and 2) Ensure the full environmental recovery due to environmental damage or monetary compensation in case the recovery is proven unfeasible. The

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

decision was unfavorable to SABESP, which filed an appeal. The court sustained the decision, and the fine in the event of noncompliance was changed in R$10. SABESP is awaiting ruling on the extraordinary appeal filed. The fine adjusted through December 31, 2009 corresponds to R$10.3 million; Our legal advisors’ assessed the likelihood of loss as probable.
(c) Public civil action filed by the Public Prosecution Office against us and the City of Cotia seeking individual and joint sentencing of the defendants to: (i) the termination of untreated water effluents discharges into the Cotia River or its tributaries, subject to a daily fine in the case of noncompliance;(ii) the treatment of sewage prior to discharging it into the Cotia River, subject to a daily fine, in the event of noncompliance;(iii) the full restoration of soil, of surface and underground water bodies and of vegetation to their original condition, subject to a daily fine, in the event of noncompliance; and(iv) the payment of compensation for environmental damages caused to soil, to water sources and to underground and surface water bodies that cannot be recovered. The appellate court rendered favorable decisions to us with respect to items (i), (iii) and (iv) above. According to evaluations by the court’s technical expert, on October 17 2006, compensation for environmental damages was R$826,800.00 or, alternatively, R$5.8 million, if we include the damages caused to the river banks (Cotia river). This amount is still under discussion and its approval is subject to a final decision by a lower court. As of December 31, 2009, the restated amount of the expert’s report is R$7.5 million. Our legal advisors’ assessed the likelihood of loss as probable.
(d) The São Paulo Public Prosecution Office filed a civil class action against SABESP and the City of Itatiba claiming the defendants to: 1) stop discharging in the environment untreated sewage collected in Itatiba, subject to a daily fine of R$10; 2) fully restore, within one year, the original soil, surface and underground water, and vegetation conditions contaminated by the sewage discharges contrary to environmental regulations, subject to a daily fine of R$10; 3) pay compensation, to be quantified by experts, for the damages caused to natural resources that can possibly not be recovered; 4) pay compensation not lower than R$2.0 million for pain and suffering caused to the community for the degradation of the environmental quality. This lawsuit is in its initial stage and is pending judgment from the lower court. As of December 31, 2009, the restated amount of this lawsuit is R$20.0 million. Our legal advisors assessed it has a possible loss;
(e) Public civil action filed by the São Paulo Public Prosecution Office against SABESP and the City of Piracaia seeking conviction of the defendants for the obligation not to discharge untreated household sewage into the Atibaia river, which is not in compliance with the quality standards provided for in law, under the penalty of specific execution or a daily fine. This lawsuit is awaiting ruling at the lower courts. As of December 31, 2009, the restated amount of this lawsuit is R$9.0 million. Our legal advisors assessed it has a possible loss;

The Company is a party to other environmental lawsuits in municipalities where it operates, arising from the discharge of untreated waste, assessed as probable and possible risks of loss by its legal advisors. The amounts recognized as provisions do not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage in which the such lawsuits are and management’s ability to reasonably estimate the amounts of future disbursements. As of December 31, 2009, the total accrued amount represents the R$58.5 million (R$55,4 million in 2008), already including the amounts referred to in items (a), (b), and (c).

(vii) Settlements reached in 2009

In 2009 the Company reached several settlements related to environmental issues, as follows:

(a) On January 15, 2009, Sabesp entered into a Policy Adjustment Commitment (“TAC”) with the Monte Mor District Attorney for the implementation in 35 months of the technical solution to startup the Sewage Treatment Plant in the Cardeal district, Elias Fausto, totaling R$1.7 million;
(b) On May 25, 2009, SABESP reached a court settlement with the Municipal Governments of Campo Limpo Paulista, Várzea Paulista and Itupeva, and the Jundiaí District Attorney consisting of works in the Integrated Sewage System of Campo Limpo and Várzea Paulista, and in the Itupeva Sewage System, totaling an estimated amount of R$130.4 million, and recover forests, as compensation for possible damages to the environment, at an estimated cost of R$1,487 (current liabilities);
(c) On July 31, 2009, SABESP reached a court settlement with the Cachoeira Paulista District Attorney for the performance of works in the household sewage diversion and treatment system of Cachoeira Paulista, and conduct an environmental restoration, as compensation, of possible damages to the environment. Total project costs are estimated at R$14 million and forest recovery is estimated at R$208 (noncurrent liabilities);
(d) On August 06, 2009, SABESP reached a court settlement with the Queluz District Attorney for the performance of works in the household sewage diversion and treatment system of Queluz, and

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

conduct an environmental restoration, as compensation, of possible damages to the environment. Total project costs are estimated at R$12.5 million and forest recovery is estimated at R$833 (noncurrent liabilities);
(e) On October 27, 2009, SABESP reached a court settlement with the Paraguaçu Paulista District Attorney consisting of forest recovery in the municipality of Oscar Bressane, and the construction of the recyclable material disposal center. Total project costs are estimated at R$755 (noncurrent liabilities);
(f) On October 15, 2009, SABESP reached a settlement with the Bananal District Attorney for the construction of the Sewage Treatment Plant in Arapeí. Total project costs are estimated at R$5.4 million;
(g) On November 12, 2009, SABESP reached a court settlement with the Conchas District Attorney for the performance of works in the sewage diversion and treatment system of municipality of Anhembi and Pirambóia district. Total project costs are estimated at R$5.3 million;
(h) On October 27, 2009, SABESP entered into a TAC with the Fernandópolis District Attorney for the construction of the Sewage Treatment Plant in Pedranópolis and the Santa Izabel do Marinheiro district. Total project costs are estimated at R$650;
(i) On October 13, 2009, SABESP reached a court settlement with the Americana District Attorney for the construction of a sewage system in the urban area served by SABESP in the municipality of Hortolândia, and conduct an environmental recovery, as compensation, of possible damages to the environment. Total project costs are estimated at R$33.8 million and environmental recovery is estimated at R$357 (current liabilities);
(j) On May 18, 2009, SABESP entered into a TAC with the Duartina District Attorney for the construction of a sewage system in the urban area served by SABESP in the municipality of Duartina. Total project costs are estimated at R$8.9 million;

(viii) Other concession-related legal proceedings

(a) In December 2, 1997, the municipality of Santos enacted a law expropriating our water and sewerage mains in Santos. We requested an injunction against the expropriation which was denied by the lower court. This decision was subsequently reversed by the State of São Paulo appellate court, which then issued an injunction suspending the law. The Company was granted a favorable decision at the lower court, and the municipality of Santos appealed against the decision. Although the decision was maintained by the Court of Justice, it is not final. Despite the pending action, the Company is operating the water supply and sewage collection systems in the municipality of Santos;
(b) The municipality of Itapira revoked the concession contract and filed an Asset Repossession Action, the outcome of which was unfavorable to the Company. We appealed the decision, but in view of the compensation lawsuit filed against the aforementioned municipality we have waived the appeal.
(c) The municipality of Tuiuti has brought a declaratory action seeking to recognize the inexistence of any judicial or legal grounds to justify our permanence as the provider of water supply and sewage collection services in the municipality of Tuiuti, and the subsequent taking over of these services by the municipality. We responded with a counterclaim against the municipality seeking a statement corroborating the existence of a legal relationship between the two parties for subsequent compensation for investments made. The lower court decision was partially unfavorable to us as it declared that there was no legal relationship between the City and SABESP relate to the service concession and confirmed the injunction authorizing the takeover of the services. However, the court’s decision was favorable to the counterclaim filed by SABESP and sentenced the City to pay R$541, restated from March 1996. We filed an appeal on July 22, 2009. On the other hand, the City also filed an appeal, both awaiting judgment by the State Appellate Court. SABESP is not operating in this municipality as required by th injunction granted to the City;
(d) The municipality of Cajobi has filed a Repossession Action that seeks the takeover the water supply and sewage collection services, and sentencing us to pay for losses and damages for amounts received as water and sewage tariffs not received in view of utilities explored since the enactment of the Municipal Decree, and for the use of assets related to the concession. The court decision confirmed the City’s takeover of the water and sewage services. On August 25, 2008, we filed an appeal that awaits judgment. The City provides water supply and sewage collection services since May 29, 2007 under injunction granted in the interlocutory appeal.
(e) The City of Araçoiaba da Serra filed a Repossession Action seeking an authorization to enter concession-related facilities, including all properties and chattels linked to the water supply and sewage treatment services. The City is now managing and operating these services in view of the

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

termination of the concession agreement on September 23, 2006. The City also claims the definitive takeover of the services, including due handover of all assets, rights and privileges previously transferred to us. The initially granted injunction and confirmed by the appellate court maintain the City as the service provider. We have subsequently filed for an injunction to request the early production of evidence. The lawsuit is in the fact-finding phase.

As of December 31, 2009, the lawsuits filed by the Cities of Itapira, Cajobi, Monte Alto and Araçoiaba da Serra totaled approximately R$11.9 million and, based on our legal advisors’ assessment, the likelihood of loss in possible.

16. SHAREHOLDERS' EQUITY

(a) Authorized capital

The Company is authorized to increase capital by up to R$10,000,000, based on a Board of Directors’ resolution, after submission to the Supervisory Board.

(b) Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 227,836,623 registered common shares, without par value, held as follows:	Number of shares	%

State Department of Finance	114,508,083	50.26
Companhia Brasileira de Liquidação e Custódia	54,052,476	23.72
The Bank Of New York ADR Department (equivalent in shares(*))	58,641,584	25.74
Other	634,480	0.28
	227,836,623	100.00

(*) each ADR is equal to 2 shares

(c) Payment to shareholders

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income, calculated according to the Brazilian corporate law. The dividends do not bear interest and the amounts not claimed within three years from the date of the Shareholders’ Meeting that approved them mature in favor of the Company.

The mandatory minimum dividends are calculated as follows:

Net income for the year	1,373,879
(-) Legal reserve 5%	68,694
(-) Grants	12,994
Net income	1,292,191
Mandatory minimum dividend	323,048

In 2009, the Company determined interest on shareholders’ equity attributed to dividends in the amount of R$365,401 net of withholding income tax in the amount of R$28,756. In 2008, the amount was R$274,990 net of withholding income tax totaling R$21,198. Interest on own capital was calculated in conformity with Article 9 of Law 9249/95, at the Long-term Interest Rate (TJLP); this interest was originally recorded in ‘Financial expenses’ for income tax and social contribution deductibility purposes and subsequently, for presentation purposes, was reflected in ‘Shareholders’ equity’.

(d) Capital reserve

The capital reserve includes tax incentives and grants through 2007.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

(e) Earnings reserves

(i) Allocation of net income for the year

2009
Net income for the year	1,373,879
(+) Realization of revaluation reserve	107,912
(-) Interest on own capital	394,157
(-) Legal reserve of 5%	68,694
1,018,940

(ii) Reserve for investments

Comprised specifically of own funds for expansion of water supply and sewage service systems.

17. INSURANCE COVERAGE

Insurance policies held by the Company provide the following coverage, taking into account the risks and nature of the related assets, as follows:

Insurance line	Insured amount – R$	Premium
	(*)	(*)
Engineering risk	790,484	1,724
Fire	377,707	323
Civil liability – officers and employees	80,000	1,690
Civil liability – construction in progress	19,037	675
Civil liability – operations	3,000	167

(*) Unaudited information

The Company does not have an environmental and loss of profits insurance.

18. FINANCIAL INSTRUMENTS AND RISK

(a) Identification and valuation of financial instruments

The Company operates with many financial instruments, particularly cash and bank accounts, including financial investments, and loans and financing as described below.

In 2009 and 2008, the Company did not carry out transactions involving derivatives.

(i) Cash and cash equivalents, receivables, other current assets, and payables.

The amounts recorded approximate to their realizable values.

Cash equivalents comprise highly liquid short-term investments denominated in Brazilian reais.

(ii) Investments

These refer mainly to the investment in Sesamm (as described in note 7), recorded using the equity method, in which the Company has a strategic interest. Considerations of fair value of the shares owned are not applicable.

(iii) Loans and financing

In compliance with CPC 14, the table below shows the fair values of projected cash flows of loans and financing discounted to present values, as of December 31, 2009.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

	2009		2008
	Carrying amount	Fair value	Carrying amount	Fair value
Bank loans
Foreign currency (i)	1,749,798	2,446,340	2,280,983	2,984,782
Debentures (ii)	1,320,200	1,584,513	1,866,139	2,064,856
BNDES (iii)	272,685	272,685	202,245	202,245
Other (iv)	3,217,317	3,509,352	2,515,741	2,907,469
	6,560,000	7,812,890	6,865,108	8,159,352

The fair value of the financial instruments was determined in accordance with the following criteria:

(i) Foreign currency-denominated financing is controlled in the original currency, translated at the exchange rate prevailing at balance sheet date, discounted to present value using the future market rate obtained from Bloomberg, based on the Company’s securities traded in the foreign market.

In addition, the Company has an instrument denominated in yens (JICA, as mentioned in note 10), which was discounted to present value considering the yen-US dollar parity in addition to the assumptions described above.

(ii) Debentures are financing accounted for at their nominal value adjusted through the maturity date, discounted to present value at the future interest market rates, disclosed by Andima (National Association of Financial Market Institutions) in the secondary market, using the base date of December 31, 2009, and the Company’s securities are traded in the domestic market.

(iii) Financing – BNDES are instruments accounted for at their nominal value adjusted through the maturity date, subject to indexation to TJLP, which is of a particular type not compared to any other market rate.

Accordingly, the Company opted to disclose the amount recorded as of December 31, 2009 as the fair value.

(iv) Other local currency financing are accounted for at their nominal value adjusted through the maturity date, discounted to present value at the future interest market rates. The future rates used were obtained from the website of BM&F (Brazilian Commodities and Futures Exchange).

(b) Market risk

(i) Currency risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the liability balances of foreign currency-denominated loans and financing obtained in the market and the related financial expenses. The Company does not have hedges or swap transactions to hedge against this risk; however, it engages in the active management of the debt, as a way to reduce foreign currency exposure, using the windows of opportunities to replace expensive debts with cheap debts, settling the debts in advance to reduce cost.

A significant portion of the Company’s debt was denominated in US dollars and yens, totaling R$1,746,408 (note 10). The Company’s net exposure to currency risks as of December 31, 2009 is summarized as follows:

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

	PARENT COMPANY AND CONSOLIDATED
	In thousands
	US$	Yen
Loans and financing	764,647	21,316,000

(ii) Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to loans and financing. The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt. As of December 31, 2009, the Company has R$1,599,382 in loans and financing which were obtained at variable interest rates (CDI and TJLP).

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debt with those of its receivables. Water supply and sewage treatment tariffs do not necessarily follow the increases in the interest rates affecting the Company’s debt.

(iii) Credit risk

Credit risk is mitigated by sales to a geographically dispersed customer base.

(c) Sensitivity analysis

The table below presents the sensitivity analysis of the financial instruments which may have significant impact on the Company.

As prescribed by CVM Instruction 475/08, this table shows the balances of the main financial liabilities converted at a projected rate for the final settlement of each agreement, measured at fair value (Scenario I), with a 25% appreciation (Scenario II), and a 50% appreciation (Scenario III).

	2009

Financial instruments	Risk	Scenario I	Scenario II	Scenario III
		R$	R$	R$

Financial liability
Loans and financing

Banco do Brasil, CEF	UPR increase	1,054,679	1,061,304	1,067,929

Debentures	IGPM increase	708,330	885,412	1,062,495

Debentures	IPCA increase	125,272	156,591	187,909

BID and EUROBONDS	US$ appreciation	705,341	881,677	1,058,012

JICA	Yen appreciation	162,344	202,931	243,517

The indices used for each one of the scenarios above is based on the remaining number of days of each agreement before maturity; amounts have been summarized.

Rates were projected based on the final settlement dates of each financial instrumento; information was obtained on BM&F’s website.

The purpose of this sensitivity analysis is to measure the impact of the changes in market variables on the Company’s financial instruments. The settlement of these amounts may result in amounts that differ from those presented above due to the estimates used in the process of their determination.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

19. OPERATING REVENUE

	PARENT COMPANY AND
	CONSOLIDATED
	2009	2008

Greater São Paulo Metropolitan Area	5,471,595	5,207,678
Regional systems (i)	1,764,623	1,631,125
Total	7,236,218	6,838,803

(i) Comprises municipalities operated in São Paulo State inland and coastal regions.

20. OPERATING COSTS AND EXPENSES

	PARENT COMPANY		CONSOLIDATED
	2009	2008	2009	2008
Cost of sales and services:
Salaries and related taxes	1,179,603	1,027,527	1,179,603	1,027,527
General supplies	142,154	135,814	142,154	135,814
Treatment supplies	136,722	133,154	136,722	133,154
Outsourced services	552,708	443,973	552,708	443,973
Electricity	483,675	457,740	483,675	457,740
General expenses	45,099	36,400	45,099	36,400
Depreciation and amortization	536,312	597,201	536,312	597,201
	3,076,273	2,831,809	3,076,273	2,831,809
Selling expenses:
Salaries and related taxes	211,804	179,197	211,804	179,197
General supplies	7,600	6,159	7,600	6,159
Outsourced services	204,235	131,921	204,235	131,921
Electricity	739	751	739	751
General expenses	63,474	60,782	63,474	60,782
Depreciation and amortization	5,219	3,875	5,219	3,875
Allowance for doubtful accounts, net of
recoveries	308,188	336,264	308,188	336,264
	801,259	718,949	801,259	718,949
Administrative expenses:
Salaries and related taxes	167,239	147,034	167,506	147,087
General supplies	6,201	4,579	6,211	4,581
Outsourced services	154,154	112,663	154,341	112,720
Electricity	1,043	1,098	1,043	1,099
General expenses	268,937	247,802	268,971	247,819
Depreciation and amortization	19,155	16,728	19,158	16,728
Tax expenses	55,013	48,554	55,018	48,562
	671,742	578,458	672,248	578,596

Costs, and selling and administrative expenses:
Salaries and related taxes	1,558,646	1,353,758	1,558,913	1,353,811
General supplies	155,955	146,552	155,965	146,554
Treatment supplies	136,722	133,154	136,722	133,154
Outsourced services	911,097	688,557	911,284	688,614
Electricity	485,457	459,589	485,457	459,590
General expenses	377,510	344,984	377,544	345,001
Depreciation and amortization	560,686	617,804	560,689	617,804
Tax expenses	55,013	48,554	55,018	48,562

Allowance for doubtful accounts, net of
recoveries (notes 4 (c(ii)) and 5(a)(v))	308,188	336,264	308,188	336,264
	4,549,274	4,129,216	4,549,780	4,129,354
Financial expenses:
Interest and charges on loans and financing -	390,810	423,245	390,810	423,245
local currency
Interest and charges on loans and financing -	61,852	71,344	61,852	71,344
foreign currency
Interest on capital (note 16(c))	394,157	296,188	394,157	296,188
Interest on own capital (reversal)	(394,157)	(296,188)	(394,157)	(296,188)

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

	PARENT COMPANY		CONSOLIDATED
	2009	2008	2009	2008
Other financial expenses	92,788	26,212	92,793	26,212
Income tax on remittance abroad	3,552	5,019	3,552	5,019
Inflation adjustment on loans and financing	1,356	127,938	1,356	127,938

Other inflation adjustments	22,481	20,512	22,481	20,512
Reserve for financial contingencies	252,645	165,130	252,645	165,130
	825,484	839,400	825,489	839,400

Financial income:
Inflation gains	62,964	420,374	62,964	420,374
Income on short-term investments	73,927	62,179	74,220	62,301
Interest and other	89,598	88,057	89,598	88,064
	226,489	570,610	226,782	570,739
Financial expenses, net	598,995	268,790	598,707	268,661
Foreign exchange change, net:
Foreign exchange change on loans and financing	(403,694)	436,157	(403,694)	436,157
Other foreign exchange change	1,028	-	1,028	-
Foreign exchange gains	7,297	2,712	7,297	2,712
	(395,369)	438,869	(395,369)	438,869

The consolidated balance includes administrative expenses, totaling R$506 (2008 – R$138) and financial income totaling R$288 (2008 – R$129).

21. OTHER OPERATING EXPENSES, NET

The breakdown of ‘Other operating expenses, net’ is as follows:

	PARENT COMPANY AND
	CONSOLIDATED
	2009	2008

Other operating income	55,689	70,280
COFINS and PASEP	(4,276)	(5,306)
	51,413	64,974
Other operating expenses	(90,913)	(1,117,958)

OTHER OPERATING EXPENSES, NET	(39,500)	(1,052,984)

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, and indemnities and reimbursement of expenses, fines and collateral, property leases, reuse water, Pura and Aqualog projects and services.

Other operating expenses consist mainly of: (i) write-off of property, plant and equipment due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, and losses on property, plant and equipment and (ii) the allowance for loss of the “disputed” reimbursements of the benefits and the reserve for the actuarial obligation required by State Law 4,819/58 (note 5 (vii)).

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

22. OPERATING SEGMENTS

The Company reports two identifiable segments: (i) water supply systems; and (ii) sewage collection systems.

		PARENT COMPANY AND CONSOLIDATED
		2009			2008
DESCRIPTION	WATER	SEWAGE	TOTAL	WATER	SEWAGE	TOTAL

Gross revenue from sales and
services - retail	3,690,723	3,069,797	6,760,520	3,503,643	2,891,036	6,394,679

Gross revenue from sales -
bulk	332,975	21,925	354,900	314,952	16,606	331,558
Other income and services
rendered	80,634	40,164	120,798	74,547	38,019	112,566
Gross revenue from sales and
services	4,104,332	3,131,886	7,236,218	3,893,142	2,945,661	6,838,803

Gross sales deductions	(286,813)	(218,858)	(505,671)	(277,310)	(209,821)	(487,131)

Net revenue from sales and
services	3,817,519	2,913,028	6,730,547	3,615,832	2,735,840	6,351,672

Costs, and selling and
administrative expenses	(3,015,724)	(1,533,549)	(4,549,273)	(2,717,310)	(1,411,906)	(4,129,216)

Income from operations before
other operating expenses, net	801,795	1,379,479	2,181,274	898,522	1,323,934	2,222,456

Other operating expenses, net			(39,500)			(1,052,984)
Income from operations before
equity in subsidiary, financial
income (expenses), and taxes			2,141,774			1,169,472

The consolidated balance of income from operations before the equity in share os results os investee totals R$2,141,268 (2008 - R$1,169,334), and the difference of R$506 (2008 – R$138) is mainly represented by administrative expenses, as Sesamm was in the pre-operating stage as of December 31, 2009.

23. MANAGEMENT FEES

SABESP’s compensation policy for directors and officers is set out according to guidelines of the São Paulo State Government, the CODEC (State Capital protection Board), and are based on performance, market competitiveness, or other indicators related to the Company’s business, and is subject to approval by shareholders at an Annual Shareholders' Meeting.

Officers’ compensation is limited to the compensation of the State Governor, and the Board of Directors’ compensation is equivalent to 30 percent of the executive committee’ overall compensation, contingent on attendance of at least one monthly meeting.

The objective of the compensation policy is to set a private sector management paradigm to retain its staff and recruit competent, experienced and motivated professionals, considering the level of management efficiency currently required by the Company.

In addition to monthly fee, the members of the Board of Directors and the Executive Committee receive:

Bonuses

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

For the purposes of compensating directors and officers of the companies where the State is the controlling shareholder, as an incentive policy, providing the company records quarterly, half-yearly, and yearly profits, and distributes mandatory dividends to shareholders, even if in the form of interest on own capital. Annual bonuses cannot exceed the lower of six times the monthly compensation of the officers/directors nor 10 percent of the interest on own capital paid by the company.

Annual award: equivalent to a monthly fee, calculated on a prorated basis in December of each year.

The purpose of this award is to correspond to the thirteenth salary paid to Company employees, as officers and directors’ relationship with the Company is govern by its bylaws and not the labor code.

Benefits: paid only to officers – meal ticket, basket of food staples, medical care, weekly paid rest typified as a paid leave of 30 calendar days, and payment of a premium equivalent to one third of the monthly fee.

The compensation paid by the Company to the members of its board of directors and officers amounted to R$2,606 and R$2,444 for the years ended December 31, 2009 and 2008, respectively. An additional amount of R$856, related to the bonus program, was accrued in the period from January to December 2009.

24. COMMITMENTS

(i) Rentals

Operating, administrative and property leases already contracted require the following minimum payments, as follows:

2010	7,445
2011	3,555
2012	947
TOTAL	11,947

Lease expenses for the years ended December 31, 2009 and 2008 were R$9,432 and R$8,516, respectively. Lease expenses refer to the following: property rentals, machinery and equipment leases, IT equipment leases, and photocopier leases.

(ii) Firm demand contracts

The Company has entered into long-term contracts with electric power providers. The main amounts regarding this type of contracts are presented as follows:

2010	215,242
2011	156,794
2012	128,965
2013	8,000
2014	369
2015	52
TOTAL	509,422

Electric power expenses for the years ended December 31, 2009 and 2008 were R$485,766 and R$459,880, respectively. The amount of R$485,766 (R$459,880 in 2008) was recorded in expenses and of R$310 (R$291 in 2008) in investments.

25. CONTRACTS WITH THE CITY OF SÃO PAULO

On November 14, 2007, the Company and the City of São Paulo (the Parties) entered into an Agreement to establish the conditions that ensure the stability in the provision of water supply and sewage, and environmental utility services in the city of São Paulo, the main provisions of which are as follows:

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

1. The Parties made the commitment to take basic sanitation and environmental actions, complementary to the actions of the Municipality of São Paulo, by investing in the deployment and continuity of programs such as: Programa Córrego Limpo (Clean River Program) and Programa de Uso Racional da Água – PURA (Rational Water Use Program), the purpose of which is to ensure a decrease in water consumption by City government units, ensuring water supply to and the quality of living of the population;

2. Starting November 14, 2007, all the amounts paid by the City of São Paulo to SABESP, referring to consumption by City departments, agencies, and foundations, net of taxes, will be used in basic sanitation and environmental actions in the municipality;

3. The City made the commitment to resume the payment of consumption bills issued by SABESP, starting November 14, 2007;

On February 11, 2008, the Parties signed the First Amendment to the Agreement with the City of São Paulo. The Parties decided to extend the agreement for a period equal to the original period, so that the Parties may conclude the required understandings to settle the outstanding debts and prepare the drafts of the Arrangement, Contract Program, and the Authorization Act;

On May 9, 2008, the Parties signed the Second Amendment to the Agreement with the Municipality of São Paulo extending the term for an equal period and providing for automatic renewals, for equal periods, should the parties do not express otherwise;

On August 29, 2008, the City of São Paulo submitted Bill 558/08 to the São Paulo City Council. The approval of this municipal Law will authorize the Cooperation Agreement and Metropolitan Program Contract between the Executive branch and the São Paulo State, São Paulo State Sanitation and Power Regulatory Agency (ARSESP) and SABESP;

On December 22, 2008, the Parties signed the Third Amendment to the Agreement and decided to: i – change the payment term of the debt balance of the municipality in favor of SABESP, after matching the accounts; ii – adopt the same criterion that will be used by SABESP to calculate the adjustment to present value of the credit balance for SABESP in order to deflate the contract discount agreed in the Agreement; iii – include a clause authorizing SABESP to carry out expropriations. Also in December 2008, the Municipal Bill 558/08 was approved in the first vote;

In March 2009, the São Paulo City Council held a Public Hearing to discuss City Bill 558/08;

On June 18, 2009, the Municipal Government passed Law 14934, enacted during the City Council session of June 3, 2009, which approved Bill 558/08.

The Fourth Amendment to the Agreement was signed on August 6, 2009 and includes the basic environmental sanitation, the channeling of the CEU Uirapuru, Curtume and Tiburtino streams.

On February 8, 2010, there was a Public Hearing to discuss the presentation of the Municipal Basic Sanitation Plan and the Arrangement to be entered into by the State of São Paulo and the City of São Paulo, with the intermediation and consent of ARSESP and SABESP;

On March 10, 2010, there was a Public Hearing to discuss the presentation of the Water and Sewage Utility Agreement to be entered into by the State of São Paulo and the City of São Paulo, with the intermediation and consent of ARSESP and SABESP;

Currently, the State, the City and SABESP are working to finish the necessary adjustments to the aforementioned instruments.

26. SUBSEQUENT EVENTS

(a) 11th Issue of Debentures

The 11th Issue of Company simple debentures is being structured. As required by CVM Instruction 471, August 8, 2008, we filed with ANDIMA (National Association of Financial and Capital Market Institutions) on February 22, 2010 for prior analysis the registration of the public offering of the 11th Issue of Debentures (“11th Issue”) totaling R$900,000,000.00, in two series, where series 1 totals R$600,000,000.00 and matures in five (5) years, and series 2 totals R$300,000,000.00 and matures in three (3) years. The 11th Issue will be registered with the CVM, and will, therefore, be subject to market conditions for public distribution purposes.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

(b) Gesp Agreement

As mentioned in note 5 and as part of the actions intended to recover the receivables that management considers due by the State Government, related to discrepancies in the reimbursement of the pension benefits paid by the Company, whose accrued amount is R$471,591 and the related reserve for the actuarial liability totals R$518,027 as of December 31, 2009, on March 24, 2010 SABESP reported to the controlling shareholder the official letter approved by the executive committee, proposing that the matter be solved by São Paulo Stock Exchange (Bovespa) Arbitration Chamber.

27. Preliminary reconciliation to International Financial Reporting Standards (“IFRS”)

The preliminary reconciliation between stockholders’ equity as of December 31, 2009, December 31, 2008 and January 1, 2008 and net income for the years ended December 31, 2009 and 2008 in connection with the accounting practices and policies, determined in accordance with accounting practices generally adopted in Brazil (BR GAAP) and International Financial Reporting Standards (IFRS) presented herein (the “Reconciliation”), was prepared by to assist Management in its process to prepare financial statements under IFRS. The reconciliation relates to the consolidated net income and shareholders’ equity. The Reconciliation was prepared based on the financial statements of as of December 31, 2009 prepared in accordance with BR GAAP, previously published on March 26, 2010. Accordingly, the Reconciliation should be read together with those financial statements of as of December 31, 2009 prepared in accordance with BR GAAP.

Upon preparing the Reconciliation, Management used its best knowledge of the expected standards and interpretations, facts and circumstances, as well as the accounting policies which will be applied when it prepares its first complete annual financial statements under IFRS.

Even though the Reconciliation has been prepared based on Management's best knowledge, until the first complete annual financial statements under IFRS are prepared, it is possible that the Reconciliation included in this note shall be subject to adjustments. For example, amended standards or additional standards and interpretations may be issued by the International Accounting Standards Board (IASB), the International Financial Reporting Interpretations Committee (IFRIC) or by other regulatory entities and, accordingly, the related accounting standards may be changed. Therefore, until the first complete annual financial statements of the Company under IFRS, comprising balance sheet, statements of income, comprehensive income, statements of changes in stockholders' equity, and statements of cash flows, accompanied by comparative information and notes to the financial statements, is prepared and an effective transition date (as defined by IFRS 1) is defined, it is possible that the Reconciliation included herein may be adjusted.

Considering the special purpose of this reconciliation, the reclassifications and additional disclosures relating to accounts other than net income and shareholders’ equity are not included. It should be noted that this Reconciliation does not present any information on possible reclassifications in balance sheet and statement of income after the adoption of IFRS, and does not include the minimum disclosures required by IFRS 1 and other IFRS standards as if the Company had prepared its first complete financial statements under IFRS.

The Company has applied the concepts of IFRS 1 (First-time Adoption of International Financial Reporting Standards) in preparing the Reconciliation, and previously prepared its financial statements in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”) which are considered “Prior GAAP” for the purposes of applying the transition rules to IFRS.

The preparation of financial information in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the Company’s accounting principles. Thus amounts presented may involve a higher degree of judgement or complexity, impacting areas where assumptions and estimates are significant to the Company financial statements.

Transition to IFRS

The transition date assumed for the Company is January 1, 2008. The Company prepared an opening IFRS balance sheet at that date. In preparing the Reconciliation in accordance with the transition rules of IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exceptions from full retrospective application of IFRS.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

Exemptions from full retrospective application – elected by the Company

In addition to the mandatory exceptions, the Company has elected to apply the following optional exemptions from full retrospective application (none of the other optional exemptions were applied):

(a) Fair value or revaluation as deemed cost:

The Company has elected not to measure any items of property, plant and equipment at fair value at January 1, 2008.

(b) Employee benefits:

The Company has elected to recognise all cumulative actuarial gains and losses directly in retained earnings at January 1, 2008.

(c) Financial asset or an intangible asset accounted for in accordance with IFRIC 12 (Service Concession Arrangements).

All of the arrangements which Sabesp has with the municipalities fall within the scope of IFRIC 12. The Company has elected to apply the transitional provisions of IFRIC 12 due to fully retrospective application of this interpretation being impracticable. Property, plant and equipment within the scope of IFRIC 12 are transferred at the book value at the transition date to financial assets or intangible assets. Management understand that they have no financial assets receivable at the end of the related concession periods. Thus, the property, plant and equipment under the scope of IFRIC 12 were transferred to intangible assets. These intangible assets are amortized on a systematic basis over the concession period to their residual values at the end of the concession period.

Reconciliations between IFRS and Brazilian GAAP

The following reconciliations provide a preliminary quantification of the effect of the transition to IFRS.

Reconciliation of Shareholders’ equity at 1 January 2008, December 31 2008 and 2009 from BRGAAP to IFRS

	NOTE	31/12/2009	31/12/2008	01/01/2008

Shareholders' equity as reported under BR-
GAAP:		10,527,637	9,547,915	9,780,532

Provision against receivable from
shareholders, net:	(i)	(696,283)	(696,283)	(879,077)
Accrued supplementary pension cost -Plan
G0 :	(ii)	(781,734)	(736,009)	(1,237,667)
Recognition of actuarial gains/losses - Plan
G1	(iii)	(51,889)	(51,889)	(51,889)
Donations	(iv)	(115,241)	(109,301)	(92,271)
Other GAAP differences:		28,706	4,746	(15,225)
Deferred tax:	(v)	(603,344)	(634,185)	(746,167)

Shareholders' equity under IFRS:		8,307,852	7,324,994	6,758,236

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

Reconciliation of net income for the years ended December 31, 2008 and 2009 from BRGAAP to IFRS

		Years ended December
		31,
	NOTE	2009	2008

Net income as reported under BR-GAAP:		1,373,879	63,571

Provision against receivable from shareholders, net:	(i)	-	182,794
Accrued supplementary pension cost - Plan G0	(ii)	(45,725)	501,658
Donations	(iv)	(5,940)	(17,030)
Other GAAP differences		23,960	19,971
Deferred tax effects on above differences:	(v)	30,841	111,982

Net income under IFRS:		1,377,015	862,946

Adjustments to shareholders’ equity and net income:

The following explains the principal adjustments to the balance sheet and income statement:

(i) According to a law passed by the State’s Government, certain employees who provided their services to the Company before May 1974 and retired as officials of the Company, purchased the legal right to receive complementary post retirement payments (defined as "the plan G0"). The Company pays those additional benefits on behalf of the State Government and claims the reimbursement from the State Government, which was registered as an amount receivable in the financial statements under BRGAAP. No net expense was recognized in the income statement. According to IAS 19 (Employee benefits) when, and only when, it is virtually certain that another party will reimburse some or all of the expenditure required to settle a defined benefit obligation, an entity shall recognize its right to reimbursement as a separate asset. Since it is not virtually certain that the Company will be able to recover in full those reimbursement, the Company has derecognized the receivable as required by this Standard, except for an amount of R$182,794 recognized in the year ended December 31, 2008 as a result of a formal binding contract with the State Government for that amount.

(ii) Additionally, under IAS 19 Employee Benefits, Sabesp has elected to use a 'corridor' approach to recognize actuarial gains and losses under IAS 19. Full retrospective application of this approach would require the Company to split the cumulative actuarial gains and losses from the inception of the plan through until the date of transition to IFRSs into a recognised portion and an unrecognised portion. However, Sabesp has elected under IFRS 1 to recognise all cumulative actuarial gains and losses against retained earning at January 1, 2008. Under IFRS pension liability and expense are difference as (i) under BRGAAP the G0 actuarial liability was only partially recognized whereas under IFRS the actuarial liability was fully recognized as from the opening balance sheet at January 1, 2008 and (ii) under IFRS the actuarial gains and losses which existed at January 1, 2008 under Brazilian GAAP were recognized directly to retained earnings.

(iii) Under BRGAAP the G1 pension plan was accounted for using the corridor approach using actuarial assumption aligned with the provisions of IAS 19 “Employee Benefits”. However, under IFRS 1, the company elected to recognize actuarial gains and losses directly to shareholders’ equity at January 1, 2008 in the amount of R$ 51,889.

COMPANHIA DE SANEAMENTO BÁSICO DO State of SÃO PAULO - SABESP
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2009 and 2008
(In thousands of Brazilian reais - R$, unless otherwise stated)

(iv) Under BR GAAP donations relating to contributions of property, plant and equipment that we receive from third parties, were recorded as assets at fair value. Under IFRS purposes, as such donations relate to service concession arrangements, they are not recorded as assets and thus assets recorded under Brazilian GAAP are not recognized under IFRS.

(v) The deferred tax adjustment is based on all IFRS adjustments, except for the non-recognition of the receivable of the principal amount from the state government, the actuarial liability relating to the Plan G0 pension fund and sabbatical paid leave benefits. These latter adjustments do not give rise to taxable or deductible temporary differences. Additionally, deferred tax was recorded in relation to the revaluation of property, plant and equipment which had not been recorded for Brazilian GAAP purposes.

Companhia de Saneamento Básico do Estado de São Paulo
Supervisory Board

SUPERVISORY BOARD’S REPORT

In the discharge of its legal and corporate statutory duties, the undersigned members of the Supervisory Board of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP has examined the Consolidated Financial Statements, the Annual Management Report and the Management’s Proposal for Allocation of Net Income for the year ended December 31, 2009, and based on analyses performed and further clarification provided by Management, including the Audit Committee, and also taking into account the Independent Auditor’s Report of PricewaterhouseCoopers, dated March 25, 2010, particularly paragraphs 3, 4 and 5, have concluded that the documents analyzed are fairly presented, in all their material respects, and therefore recommend that such documents should be submitted to the Shareholders’ General Meeting.

São Paulo, March 25, 2010.

MARIA DE FÁTIMA ALVES FERREIRA

EMILIA TICAMI

SANDRA MARIA GIANNELLA

ATÍLIO GERSON BERTOLDI

ALEXANDRE LUIZ OLIVEIRA DE TOLEDO

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
Companhia de Saneamento Básico do
Estado de São Paulo - SABESP

1 We have audited the accompanying balance sheets of Companhia de Saneamento Básico do Estado de São Paulo - SABESP ("the Company") and the consolidated balance sheets of Companhia de Saneamento Básico do Estado de São Paulo - SABESP and its subsidiary as of December 31, 2009 and 2008, and the related statements of income, of changes in stockholders’ equity, of cash flows and of value added of the Company and the related consolidated statements of income, of cash flows and of value added for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo -SABESP and of Companhia de Saneamento Básico do Estado de São Paulo - SABESP and its subsidiary at December 31, 2009 and 2008 and the results of its operations, the changes in stockholders’ equity, its cash flows and the value added, and the consolidated results of operations, cash flows and value added for the years then ended, in accordance with accounting practices adopted in Brazil.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

4 As mentioned in Note 5, the Company and the Government of the State of São Paulo entered into an agreement to settle the so-called “uncontroversial amount”, referring to the reimbursement of payments related to retirement and pension plans paid by the Company, in the name and on account of the Government of the State of São Paulo. The recovery of this asset may be influenced by: (a) the resolution of legal uncertainties caused by a public action and legislative authorization related to the transfer of reservoirs to the Company, amounting to R$ 696,283 thousand and (b) the financial collection of other amounts, amounting to R$ 226,868 thousand.

5 As mentioned in Note 25, certain agreements were signed between the Municipality of São Paulo and the Company in relation to the resolution of outstanding debts to ensure stability in the provision of services. In view of the current stage of the negotiations between the Company and the Municipality of São Paulo, management understands that no adjustment will be necessary to the corresponding amounts recorded in the financial statements. Therefore, no adjustment has been made in the financial statements.

6 The accounting practices adopted in Brazil differ, in certain significant aspects, from International Financial Reporting Standards. The nature and effect of these differences which affect the Company’s shareholders’ equity and net income is presented in Note 27 to the financial statements.

7 Without qualifying our opinion, we draw attention to the fact that Note 27 explains why there is a possibility that the reconciliation to IFRS may require adjustment before preparing its first IFRS financial statements and establishing its transition date as defined by IFRS 1. Moreover, we draw attention to the fact that under IFRSs only a complete set of financial statements comprising a balance sheet, statements of income, of comprehensive income, of changes in shareholders’ equity, and of cash flows, together with comparative financial information and explanatory notes, can provide a fair presentation of the company’s financial position, results of operations, and cash flows in accordance with IFRSs.

São Paulo, March 26, 2010, except for Note 27 as to which date is April 30, 2010

PricewaterhouseCoopers	Paulo Cesar Estevão Netto
Auditores Independentes	Contador CRC 1RJ026365/O-8 "T" SP
CRC 2SP000160/O-5

In compliance with Article, IV, of CVM Instruction 480, of December 7, 2009, we present below the capital budget for fiscal year 2010.

CAPITAL BUDGET

Considering the projections prepared for business growth in 2010, the Company will make investments for the expansion of the water supply services, and water sourcing, treatment, lifting, transmission, storage, and distribution works, as well as the control of losses for the purpose of maintaining the water supply ratio for virtually the entire population served in its area of operation, and to increase the wastewater collection, diversion and interception ratio, and increase the number of household connections to the expand service ratio of the Sewage System in terms of sewage collection and sewage treatment, as set out in the following main programs: - Environmental Preservation and Recovery: continue the River Tietê Decontamination Program, through more connections, collection and connection system expansion, sewage mains and interceptors, and optimization of the Sewage Treatment Plants; and Santos Lowlands Environmental Recovery Program.

To insure these investments it will be necessary to form an Investment Reserve totaling R$1,018,940.00, using net income for FY 2009.

The amount allocated to the Investment Reserve will be used to fund part of our Capital Budget for FY 2010.

The funds for this investment plan will have the following sources:
a) R$940.6 million in Own Funds; and,
b) R$988.0 million in Borrowings.

Allocation:

Also, the sources of funds for the Approved 2008-2011 Multiyear Plan will be as follows:

Where, Capital Budget, only for 2011	1.320.000
Own Funds	634.000
Borrowings	686.000

Actions:
WATER SUPPLY
SEWAGE COLLECTION
CLEAN BROOK
PROJECT TIETÊ STAGE 3
SANTOS LOWLANDS ENVIRONMENTAL SANITATION
TREATMENT OF COLLECT SEWAGE

DECLARATION

In compliance with Article 25, V and VI, of CVM Instruction 480, of December 7, 2009, the President and the other Officers of Companhia de Saneamento Básico do State of São Paulo -Sabesp, a semi-public corporation, with registered offices at Rua Costa Carvalho, 300, São Paulo – SP, enrolled with the National Register of Legal Entities (CNPJ/MF) under no. 43.776.517/0001-80, hereby declare that they have:

(I) reviewed, discussed and they agree with the opinions expressed in the Auditor’s Report of Pricewaterhousecoopers Auditores Independentes on Sabesp’s financial statements for the year ended December 31, 2009; and (II) reviewed, discussed and they agree with the Sabesp’s financial statements for the year ended December 31, 2009.

São Paulo, March 26, 2010.

GESNER JOSÉ DE OLIVEIRA FILHO
President/CEO

RUI DE BRITTO ÁLVARES AFFONSO
Economic, Finance, and Investor Relations
Officer

MARCIO SABA ABUD
Corporate Management Officer

MARCELO SALLES HOLANDA DE FREITAS
Technology, Project and Environment Officer

PAULO MASSATO YOSHIMOTO
Metropolitan Officer

UMBERTO CIDADE SEMEGHINI
Regional Systems Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: May 10, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.